Form 20-F
period 2009-12-31
China Real Estate Information Corp
filed 2010-04-23
CIK 1472353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-34479
China Real Estate Information Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
No. 383 Guangyan Road
Shanghai, PRC 200072
People’s Republic of China
(Address of principal executive offices)
Bin Laurence
China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai, PRC 200072
People’s Republic of China
Phone: +8621 6086 7500
Facsimile: +8621 6086 7111
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered

American Depositary Shares, each representing one	NASDAQ Global Select Market
ordinary share, par value $0.0002 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 142,922,222 ordinary shares, par value US$0.0002 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“COHT” refers to China Online Housing Technology Corporation, an entity that had operated SINA’s online real estate business prior to our initial public offering and concurrent acquisition of SINA’s equity interest in China Online Housing Technology Corporation;
•	“CRIC system” refers to our proprietary real estate information database and analysis system;
•	“E-House” refers to our parent company and controlling shareholder E-House (China) Holdings Limited, a leading real estate services company in China listed on the New York Stock Exchange;
•	“SINA” refers to our shareholder SINA Corporation, a leading online media company in China;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0002 per share; unless the context indicates otherwise, all share and per share data in this annual report give effect to a 1-for-2 reverse share split that became effective on August 29, 2009 and a new share issuance to our parent company, E-House, on September 28, 2009;
•	“Shanghai CRIC” refers to Shanghai CRIC Information Technology Co., Ltd., our main operating subsidiary;
•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
•	“Frost & Sullivan Report” refers to a report prepared by Frost & Sullivan, an independent market research film, commissioned by us, for the purpose of providing information on the real estate information and consulting services in China, including our market position in that sector; and
•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and all references to “HKD” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region.
Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “CRIC” refer to China Real Estate Information Corporation, a Cayman Islands company, its subsidiaries and consolidated affiliated entities.
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	our ongoing relationships with E-House and SINA;
•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition; and
•	trends and competition in the real estate services, Internet and online advertising industries.
You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Our selected consolidated statement of operations data for the fiscal years ended December 31, 2006 and our consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated financial statements not included in this annual report.
We commercialized our CRIC system and commenced offering our current real estate information and consulting services business in 2006. We have not included financial information for the year ended December 31, 2005, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2006, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.
Our financial statements before our initial public offering include allocations of costs from certain corporate and shared services functions provided to us by E-House, including general corporate and shared services and expenses. These allocations were made using a proportional cost allocation method based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us, and have been included in our financial statements.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2006	2007	2008	2009
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	5,395	8,195	50,049	95,654
Cost of revenues	(214)	(895)	(2,897)	(12,810)
Selling, general and administrative expenses	(2,198)	(4,985)	(19,820)	(48,049)
Gain from settlement of pre-existing relationship	—	—	—	2,101
Income from operations	2,983	2,315	27,332	36,896

Interest income	23	193	420	279
Other income, net	—	(157)	(1,341)	2,725

Income before taxes and equity in affiliates	3,006	2,351	26,411	39,900
Income tax expense	(894)	(285)	(4,721)	(6,307)

Income before equity in affiliates	2,112	2,066	21,690	33,593
Income from equity in affiliates	—	—	154	22,016

Net income	2,112	2,066	21,844	55,609
Net (income) loss attributable to non-controlling interest	—	—	318	(7)

Net income attributable to CRIC shareholders	2,112	2,066	22,162	55,602

Earnings per share
Basic	$0.03	$0.03	$0.31	$0.64
Diluted	$0.03	$0.03	$0.31	$0.63
Dividends per ordinary share	—	—	—	—
Earnings per ADS[1]
Basic	$0.03	$0.03	$0.31	$0.64
Diluted	$0.03	$0.03	$0.31	$0.63
Weighted average number of ordinary shares used in per share calculations[2]
Basic	71,522,222	71,522,222	71,522,222	86,610,265
Diluted	71,522,222	71,522,222	71,522,222	88,264,301

(1)	Each ADS represents one ordinary share.

(2)	Upon incorporation, we had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House. On January 1, 2009, we issued an additional 99,999,000 ordinary shares to E-House at par value of $0.0001 per share. On August 29, 2009, we effected a reverse share split whereby all of our issued and outstanding 100,000,000 ordinary shares of a par value of $0.0001 each were converted into 50,000,000 ordinary shares of $0.0002 par value each and the number of our authorized shares were reduced from 500,000,000 to 250,000,000. On September 28, 2009, we issued 21,522,222 additional ordinary shares at par value of $0.0002 per share to E-House. Both the reverse share split and the new share issuance to E-House have been retroactively reflected for all periods presented herein.
The following table presents as summary of our consolidate balance sheet date as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007	2008	2009
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	26,411	25,791	311,067
Total assets	30,823	83,750	1,020,091
Total current liabilities	1,105	14,926	35,638
Total equity	29,718	66,511	942,421

Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the certified exchange rate in effect on December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 16, 2010, the certified exchange rate was RMB6.8253 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange Rate
Period	Period End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8269	6.8262	6.8270	6.8254
April (through April 16, 2010)	6.8253	6.8252	6.8263	6.8229

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Real Estate Information, Consulting and Advertising Services
Our limited operating history makes evaluating our business and prospects difficult.
Our CRIC system had been used as an internal resource to support E-House’s real estate agency and brokerage services and information and consulting services prior to the second half of 2006, when we began to commercialize our CRIC system by selling subscriptions. In addition, we had not previously provided real estate advertising services or operated a real estate Internet business prior to 2008. Furthermore, our business strategy has not been proven over a long period time and we have only been operating our business as a stand-alone public company since October 2009. Therefore, our limited operating history may not provide a meaningful basis for you to evaluate our business and prospects.
To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.
In the past, a limited number of real estate developers have contributed a substantial portion of our revenues. Our top three developer clients in 2008, namely Evergrande Real Estate Group, or Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in 2008, while no other clients accounted for more than 10% of our total revenues during such period. Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd accounted for 29.7% and 11.3% of our total revenues for the year ended December 31, 2009, while no other clients accounted for more than 10% of our total revenues during such period. Sky East Resources Ltd. has not sought further services from us since 2009 and Shanghai Jinluodian Development Co., Ltd. has not sought further service from us in 2010 to date. There remains the risk that if we fail to continue to secure large contracts from existing, new or former clients, our revenues, results of operations and financial condition may be materially and adversely affected. In addition, our ability or inability to secure new large contracts or renew existing large contracts may also cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.
Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationship with Evergrande, we maintain the business relationship with the headquarters of the real estate developer. We entered into a strategic cooperation agreement in December 2007 with Evergrande. Under this agreement, we were engaged as the exclusive provider of real estate information and market consulting services to 37 of Evergrande’s real estate projects under development for one year. In December 2008, Evergrande renewed the strategic cooperation agreement for 2009, again for 37 of Evergrande’s real estate projects under development. In December 2009, we were engaged to provide real estate information and market consulting services to 48 of its real estate projects for 2010. Evergrande could refuse to renew the agreement with us upon expiration of its term in December 2010, terminate the agreement before its expiration, substantially reduce its business with us in the future, or become unable or refuse to pay our fees or continue to engage our services due to financial difficulties it may experience or for other reasons. If any of the foregoing occurs, our results of operations and financial condition would be materially and adversely affected.
Our business is susceptible to fluctuations in the real estate market of China, which may materially and adversely affect our revenues and results of operations.
Our business depends substantially on the conditions of the real estate market in China. Demand for private residential real estate in China has grown rapidly in the past decade but such growth is often accompanied by volatility in market conditions and fluctuations in real estate prices. For example, following a period of rising real estate prices and transaction volumes in most major cities from 2003 to 2007, the industry experienced a downturn in 2008, with transaction volumes in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors.

Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Bank regulators in China have expressed concern about excessive lending for real estate investments. The Chinese central government has also expressed concern about property prices rising too fast and has taken several stringent measures to curb perceived real estate market speculations while encouraging the development of more affordable housing.
Such efforts by the government to slow property price appreciation could reduce the activities in the real estate market and lessen real estate transaction volume, and prevent developers from raising capital they need or increase their costs to start new projects. To the extent fluctuations in the real estate market significantly affect demand for real estate information and consulting services from our clients, which are primarily real estate developers, our revenues and results of operations may be materially and adversely affected.
Our business may be materially and adversely affected by government measures affecting China’s real estate industry.
The real estate industry in China is subject to government regulations, including measures that are intended to affect the growth rate of the industry.
Before the global economic crisis in 2008, the PRC government had adopted a series of measures to restrain what it perceived as unsustainable growth in the real estate market. For example, the State Council and other related government agencies introduced regulations in 2006 that increased mandatory minimum down payments from 20% to 30% of the purchase price for properties with a floor area of more than 90 square meters and imposed a business tax on total proceeds from the resale of properties held for less than five years.
In 2008, the PRC government relaxed some restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, for example, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.
In 2009, the PRC government started tightening its real estate policies again in response to rising property prices and perceptions of widespread property speculation. On January 1, 2010, the Ministry of Finance and the State Administration of Taxation re-imposed the business tax on total proceeds from the resale of certain residential properties held for less than five years. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties. On March 8, 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision on land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. On April 17, 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,
•	Down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;
•	The minimum down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•	Down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks; furthermore, in regions where commercial housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit;
•	Commercial banks may suspend extending loans to individuals for their purchase of housing units outside the region where they reside, if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located;
•	Local governments are allowed to limit the total number of housing units one can purchase in certain period in light of the local situation.
We cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may follow these adjustments or market uncertainty, which may in turn negatively affect real estate developers’ business and reduce their demand for real estate information and consulting services.
We may not be able to successfully execute our growth strategy of expanding our client base and increasing the average spending of our clients on our services, which could have a material adverse effect on our results of operations and prospects.
To continue to grow our revenues derived from our services, we will need to expand our client base and increase the average spending of our clients on our services. These efforts will involve aggressively marketing our services to real estate developers and also other client groups such as real estate suppliers, governmental agencies, universities, research institutes and financial institutions. Meanwhile, we will also need to promote additional or premium services to our existing clients. Our proprietary real estate information database and analysis system, which we refer as the CRIC system may not be well accepted by our targeted prospective clients, or we may not be successful in selling additional or premium services to our existing clients. If our efforts to expand our client base and increase the average spending of our clients on our services are not successful, our results of operations and prospects could be materially and adversely affected.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which may have a material adverse effect on our business, results of operations and prospects.
As of December 31, 2009, we provide real estate information, consulting and advertising services in 107 cities in China. We may expand our operations to more cities in the future. Expanding into new geographical markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. As China market is a large and diverse market, client trends and demands may vary significantly by region. Our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion effectively, if our expansion efforts take longer than planned or if our costs for such expansion exceed our expectations, our results of operations may be materially and adversely affected. In addition, if we incur significant costs to expand data coverage for our existing markets but are not successful in marketing and selling our services in these markets, our data expansion efforts may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues.
We are not likely to sustain the high growth rate we have experienced up to now; if we cannot manage our growth effectively and efficiently, our results of operations and profitability could be materially and adversely affected.
Our revenues have grown significantly in a relatively short period of time. We have experienced substantial growth since 2006, when E-House began to commercialize the CRIC system to provide real estate information services in select cities. Our revenues increased from $8.2 million in 2007 to $50.0 million in 2008 and 95.7 million in 2009. In October 2009, we completed our initial public offering and acquisition of SINA’s 66% equity interest in COHT, an entity that had operated SINA’s online real estate business. Our revenue in 2009 included $13.8 million attributable to COHT. Over the same years, we increased the number of cities covered by our CRIC system from 22 as of December 31, 2007 to 54 as of December 31, 2008 and 75 as of December 31, 2009. COHT also increased the number of cities covered from 48 as of June 30, 2009 to 83 as of December 31, 2009.
We intend to continue to expand our operations. We are not likely, however, to sustain a similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base and the potential increases in costs and expenses as a stand-alone public company. Accordingly, our historical growth rate is not an indication of our future performance.
Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our CRIC system and related services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our information and consulting services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls. We must also recruit, train and retain additional qualified personnel, particularly as we expand into new markets. With our operations expanding into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our reputation, business and operations may suffer.
The real estate information and consulting services sector in China is relatively new and rapidly evolving. If our business model proves to be inappropriate or suboptimal or if new competitors emerge to better serve the real estate industry, our business may be materially and adversely affected.
The real estate information and consulting services sector in China is relatively new and rapidly evolving, and we cannot predict how this industry will develop in the future. The development of the real estate information and consulting services sector will depend to a large extent on continued and growing demand by real estate developers and other industry participants for such services. Our business model may prove to be inappropriate or suboptimal as the industry develops. In addition, new competitors that are better adapted to the changing real estate industry may emerge, which could cause us to lose market share in key market segments. Any failure on our part to adapt to changes in the real estate information and consulting services sector may materially and adversely affect the growth of our business.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations and the project-by-project nature of some of our real estate consulting services.
Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the Winter and the Chinese New Year holiday period, which falls within the first quarter each year.
We generated a majority of our total revenues from services provided to real estate developers in 2007, 2008 and 2009. We expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers, especially revenues from our consulting services, are typically generated on a project-by-project basis. For some of our consulting projects in relation to land acquisition and property development, we agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenues on this type of consulting projects when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent. Because such projects may take anywhere from a month to a year to perform, the timing of recognition may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues.
Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies are in or are just emerging from recession. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Global economic trends have a significant impact on the Chinese economy, and any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition.
If we are not able to obtain and maintain accurate, comprehensive and reliable data in our CRIC system, we could experience reduced demand for our services.
Our success depends on our clients’ confidence in the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data provided to us may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could adversely affect our business and financial performance. In addition, our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues.
Technical problems that affect our customers’ ability to access our services, or temporary or permanent outages of our computers, software or telecommunications equipment, could lead to reduced demand for our services, lower revenues and increased costs.
A significant portion of our business is conducted over the Internet and through the use of software applications. As a result, our business depends upon the satisfactory performance, reliability and availability of our software applications, especially our CRIC system software, and the Internet and telecommunications services we use. Problems with our CRIC system, the Internet or the services provided by our telecommunications service providers could result in slower Internet connections for our customers or interruption in our customers’ access to our services. If we experience technical problems in delivering our services, we could suffer from reduced demand for our services, lower revenues and increased costs.

In addition, our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Our computer servers perform automatic data backup on a daily basis. Furthermore, we periodically conduct manual backup of all data onto CDs and store the CDs in a secured off-site location. We also monitor our CRIC system in an effort to detect and prevent unauthorized access and to provide reliable access to our clients. Our main servers are located in the Internet data centers of the local telecommunications carrier in Shanghai. If our main servers go down, our backup servers are designed to be up and running within 30 minutes. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or other causes could harm our business. If we experience a failure that prevents us from delivering our services to clients, we could experience reduced demand for our services, lower revenues and increased costs.
We may not be able to achieve the benefits we expect from recent and future acquisitions and business partnerships, which may have an adverse effect on our ability to manage our business prospects.
Strategic acquisitions and business partnerships have been, and may continue to be, an important factor in the growth and success of our business. For example,
•	in September 2008, we acquired a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co. Ltd., or Wushi Advertising, a provider of real estate advertising design services;
•	in October 2008, we acquired Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhou Integrated, a provider of real estate consulting and training services;
•	in July 2009, we acquired a 90% interest in Shenzhen Fangyou Software Technology Co., Ltd., or Fangyou Software, a software company specializing in the development of software management systems for real estate agencies and brokers;
•	in October 2009, we acquired SINA’s 66% equity interest in COHT concurrent with our initial public offering and became the sole shareholder of COHT;
•	in April 2010, we acquired 55% of the equity interests in Shanghai Dehu PR Consulting Co., Ltd., a public relations consulting company, by subscribing for its increased registered capital; and
•	we have entered into agreements for acquisition of a 60% interest in Beijing Advertising Age Lotte Co., Ltd. and 100% interest in Shanghai Xinsheng Enterprises Development Consulting Co., Ltd.
These and any future acquisitions and business partnerships may expose us to potential risks, including, among other things:
•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;
•	distraction of management’s attention from normal business operations during the acquisition and integration process;
•	failure to effectively integrate acquired assets and talent into our business and culture;
•	diversion of resources from our existing businesses and technologies; and
•	failure to realize the synergies expected from the acquisitions or business partnerships.
In addition, we may not be able to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities in the future before we do. Moreover, identifying such opportunities could demand substantial management time and resources. Negotiating and financing acquisitions and business partnerships could also involve significant costs and uncertainties. If we fail to continue to successfully source, execute and integrate acquisitions and business partnerships in the future, our overall growth may be impaired, and our results of operations may be adversely affected.

For additional risks relating to our acquisition of SINA’s online real estate business, see “—Risks Related to Our Online Real Estate Business.”
A decrease in demand for advertising services in general, and for our real estate advertising services in particular, could materially and adversely affect our ability to generate advertising revenues, which in turn could adversely affect our financial condition and results of operations.
Demand for our advertising services is particularly sensitive to changes in general economic conditions and the real estate industry. Real estate advertising expenditures typically decrease during periods of economic downturn. Real estate developer advertisers may also reduce their spending on our advertising services for a number of other reasons, including:
•	a decline in the number of their new development projects or temporary or permanent halts to development projects in the cities in which we operate;
•	a slowdown in the economy in the cities in which we operate;
•	a decision to shift advertising budget to other available advertising media by our customers; and
•	a decrease in advertising spending in general.

Failure to enhance our brand recognition could have a material adverse effect on our business and results of operations.
We have benefited from the strong brand recognition of E-House in China. We have yet to establish an equally well-recognized brand separate from the E-House brand within the real estate industry in China. We will need to expend significant time, effort and resources to continue to enhance our brand recognition and our own independent identity. Developing our brand is integral to our sales and marketing efforts. If we fail to enhance our brand recognition, it could have a material adverse effect on our ability to acquire new clients and thus affect our business and results of operations. In addition, while we have benefited and expect to continue to derive significant benefit from our acquisition of SINA’s online real estate business and close affiliation with SINA, given the strength of SINA’s brand in China, it is possible that the SINA brand may hinder our ability to grow the CRIC brand as an independent and successful brand that can thrive alongside and not be over-shadowed by the SINA brand. Furthermore, since we promote the SINA, E-House and CRIC brands together, any negative publicity or damage to the SINA or E-House brand, even if as a result of events unrelated to our business, could adversely impact our CRIC brand.
If we fail to enhance our rand recognition and develop a positive public image and reputation, our existing business with our clients could decline and we may fail to develop additional business, which could in turn adversely affect our prospects and results of operations.
We may face increased competition and, if we are unable to compete successfully, our financial condition and results of operations may be harmed.
The real estate information and consulting services sector in China is at an early stage of development and is highly fragmented. As such industry develops, we may face increased competition. Competition in this industry is primarily based on the quality, breadth and depth of the underlying database, client service and support, industry expertise and reputation of the research and consulting professionals, brand recognition and overall client experience.
In the real estate information service sector, we compete with both national and local real estate information service providers, including Soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting service market, we compete with international real estate consulting companies, such as DTZ, CB Richard Ellis and Jones Lang LaSalle, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands.
The advertising industry is relatively developed in China. Our real estate advertising business faces intense competition in both advertising design and resale services areas. In the area of advertising design services, we compete with local advertising design firms in places where we have operations. In the area of advertising resale services, we compete with both national and local advertising agencies.
Our online real estate business competes mainly with certain vertically-integrated real estate Internet websites, such as soufun.com and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn. In addition, we also compete with specialized websites focusing on real estate agents, brokers, suppliers and service providers, local real estate websites, traditional advertising media, etc. See also “—Risks Related to Our Online Real Estate Business—If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.”
Some of our competitors have more financial and other resources than we do. If we fail to compete effectively, our business operations and financial condition will suffer.
Substantial defaults by our clients on accounts receivable could have a material adverse effect on our business, results of operations and financial condition.
Our accounts receivable as of December 31, 2009 were $28.4 million, representing 29.7% of our total revenues for the year ended December 31, 2009. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Receivables from the three clients with the largest accounts receivable outstanding as of December 31, 2009, namely Shanghai Jinluodian Development Co., Ltd., Shanghai Xindu Advertising Media Company Limited and Beijing Jia Hua Hengshun Media Advertising Company Limited, accounted for 54.7% of our total accounts receivable as of that date. If these or other clients who owe us significant accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off certain accounts receivable or increase provisions made against our accounts receivable, any of which could adversely affect our business, results of operations and financial conditions.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other real estate industry participants. Mr. Xin Zhou, our co-chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. Mr. Zuyu Ding, our co-president, has also been instrumental in growing our business due to his substantial experience in the areas of real estate-related research and technology. Mr. Jun Luo, who joined us as co-president after our acquisition of SINA’s online real estate business, had been the general manager of SINA’s online real estate business since 2007 and has extensive experience in China’s Internet industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of services of one or more members of our senior management team could significantly impair our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
Our information and consulting services are supported and enhanced by a team of research staff. They are critical to maintaining the quality and consistency of our services and our brand as well as reputation. It is important for us to attract qualified employees who have experience in real estate research, information and consulting, and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business.
Any failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.
We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Although we have applied for trademark registration of “CRIC” and other related trademarks in China, we may not be able to register such trademarks, or register them with the scope we seek. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.
The success of our business depends in large part on the intellectual property involved in our methodologies, databases, services and software. We rely on a combination of trade secret, copyright, trademark and other laws, nondisclosure and non- competition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide adequate protection of our intellectual property, including databases and the actual data.
In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet- related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights in Internet-related businesses. As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business. Our business could be significantly harmed if we are not able to protect our proprietary rights in Internet-related business and our other intellectual property.

Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.
We have collected and compiled in our CRIC system real estate-related news articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties.
We have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.
Failure to obtain or keep requisite licenses and permits for our business operations may subject us to significant financial penalties and other government sanctions.
Due to the broad geographic scope of our operations and the variety of services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform, including laws and regulations that set forth requirements to hold various licenses and permits. These laws and regulations are subject to interpretation and implementation by local authorities that may vary from place to place and from time to time, and we may be required to obtain licenses and permits we do not currently hold.
Currently we provide access to our CRIC database through the Internet. If relevant PRC governmental authorities deem this to be provision of Internet information services under applicable PRC laws and regulations, they may require us to obtain a value-added telecommunications business operating license, or ICP license, to continue to provide access to our CRIC database through the Internet. We believe, based in part on communications with relevant Shanghai governmental authorities, that our current real estate information services business does not require an ICP license because access to the CRIC database is not offered to the general public. However, if relevant PRC governmental authorities require us to obtain an ICP license for this business as currently conducted, Shanghai CRIC could be subject to fines and penalties for operating this business without the proper license. Moreover, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to obtain an ICP license, we would need to restructure our operations to carry out our real estate information services business through the same type of contractual arrangements as we operate our advertising services business. Our real estate information services business would then be subject to the risks associated with this contractual arrangement structure described in “—Risks Related to Our Corporate Structure.”
In addition, relevant PRC authorities may deem certain of Shanghai CRIC’s business activities which involve the collection of data for our CRIC database to be “market survey” activities. In such a case, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to engage in “market survey” activities in China, Shanghai CRIC could be subject to fines and penalties and we would be required to restructure our operations to have one of our consolidated affiliated entities holding a business license covering such business scope to undertake these activities.
If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated affiliated entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subject to other penalties, sanctions and liabilities, which in turn could materially and adversely affect our business.

Any natural or other disasters, including outbreaks of health epidemics and other extraordinary events could severely disrupt our business operations.
Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. On May 12, 2008, a severe earthquake occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. On April 14, 2010, another earthquake struck China’s Qinghai Province causing severe damage and casualties in the area. As we do not have operations in Qinghai, the recent earthquake did not have material adverse impact on our company. However, if any other similar disaster or extraordinary events were to occur in the area where we operate in the future, our ability to operate our business could be seriously impaired.
Our business may also be materially and adversely affected by the outbreak of H1N1 influenza, commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or any other similar epidemic. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and there have been a number of confirmed cases of swine flu in China. Any future outbreak of swine flu, avian influenza, SARS or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, thus causing a material and adverse effect on our business operations.
We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for the fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.
Risks Related to Our Online Real Estate Business
We have limited experience in operating a real estate Internet business as a stand-alone company. We have relied and will continue to rely on our cooperation with SINA to a large extent. If we fail to maintain our relationship with SINA in relation to our real estate Internet operations, our business and results of operations could be materially and adversely affected.
We did not have experience in operating a real estate Internet business as a stand-alone company prior to our acquisition of SINA’s online real estate business in October 2009. To a large extent, the operations and revenues of our real estate Internet business relied on our cooperation with SINA. Our real estate Internet operations have generated $13.8 million revenues in the fourth quarter of 2009. The domain names of the major websites of the acquired online real estate business are owned by SINA and licensed to us. In addition, a significant proportion of users of these websites link to them through SINA’s other websites. Pursuant to an advertising agency agreement with SINA, we became the exclusive agent of SINA for selling advertising to the real estate advertisers. Furthermore, COHT and SINA have also entered into an advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement. Despite all these arrangements, we may not receive the same level of support from SINA as SINA’s online real estate business did prior to the acquisition. If for any reason SINA terminates the advertising agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business and results of operations may be materially and adversely affected.

Any negative development in SINA’s market position, harm to SINA’s brand or SINA’s operations, or regulatory actions or legal proceedings affecting SINA’s intellectual properties on which our real estate Internet business relies, could materially and adversely affect our business and results of operations due to our dependence on SINA for our Internet operations.
The marketing and promotion of our real estate Internet business benefits significantly from our association with the SINA brand. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our real estate Internet business. In the fourth quarter of 2009, we generated $5.3 million revenues from selling advertising on SINA’s non-real estate channels, under our advertising agency arrangement with SINA. We expect to derive a significant proportion of the revenues of our real estate Internet business from selling advertising on SINA’s non-real estate channels in the future. Any negative development in SINA’s Internet operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our real estate Internet operations will continue to rely on the domain names, trademarks, contents, software and other intellectual properties licensed to us by SINA, any regulatory actions or legal proceedings against SINA related to such domain names, contents and other intellectual properties could have a significant negative impact on our ability to operate our real estate Internet business.
If the online advertising market fails to grow as quickly as expected, or if we fail to implement our growth strategies for our real estate Internet operations, our business will be materially and adversely affected.
Our real estate Internet operations rely on online advertising as its main source of revenue. However, online advertising in China is still a relatively new business and many of our potential advertising clients have limited experience using the Internet for advertising purposes. In particular, advertisers in the real estate sector in China have traditionally relied more heavily on other advertising media, such as newsprint, magazines and outdoor advertising. If the Internet does not continue to develop as a viable marketplace for real estate and home-related contents and information, our online advertising business may be negatively affected.
Even if the online advertising market in China does continue to grow, if we fail to implement our growth strategies for our real estate Internet operations, our business may not grow as quickly as we expect. Our future growth depends on our ability to attract and retain employees who understand both the real estate industry and the online advertising industry, to increase the user traffic of our websites, to develop new advertising offerings and increase marketing effectiveness, to increase fees we can charge for online advertising, and to maintain and enhance relationships with our advertising clients. The current and potential clients of our real estate Internet business may choose not to advertise on our websites if they do not perceive our online advertising services to be effective or our user demographics to be desirable.
Failure to maintain or expand the number and quality of property listings on our real estate Internet websites could materially and adversely affect our business and results of operations.
We believe having a large number of high-quality property listings attracts users to our real estate Internet websites, thereby enhancing its attractiveness to advertisers and other real estate market participants. Since our acquisition of SINA’s online real estate business, in addition to our own on-the-ground capabilities, we have been relying on local business partners to develop primary property listings. We have also engaged third parties to provide secondary and rental property listing data, and use the database in our CRIC system for the property listings. We expect that our real estate Internet operations will continue to rely on local business partners or other third parties to source property listings. However, these business partners or third party information providers may for certain reasons terminate their agreements with us or otherwise cease providing property listings to us. Moreover, we have limited control over these business partners, and actions by them could harm our business reputation or otherwise negatively affect our business. If our real estate Internet business experiences reduced listings or if our websites are perceived to be less attractive or popular among real estate market participants, the competitive position of our real estate Internet business could be significantly weakened and our business, financial condition and results of operations may be materially and adversely affected.
SINA’s online real estate business had relied on a limited number of advertising agencies, which may materially and adversely affect the results of operations and financial condition of our real estate Internet business.
Historically SINA’s online real estate business relied on a limited number of advertising agencies for a significant majority of its revenues. For the nine months ended on December 31, 2008 and nine months ended September 30, 2009, the three largest advertising agencies of SINA’s online real estate business accounted for approximately 70% of its advertising revenues in both years. From the date when we acquired SINA’s online real estate business through the end of 2009, our online real estate business continued to rely on these three advertising agents, which accounted for approximately 70% of the advertising revenues of our online real estate business for such period. In the future, these advertising agencies may not continue to engage our services at the same level, or at all. Should these advertising agencies terminate or substantially reduce their business with our real estate Internet operations and we fail to find new clients or they are unable to timely pay on our receivables outstanding, the results of operations and financial condition of our real estate Internet business may be materially and adversely affected.

If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.
Our real estate Internet business will face significant competition from other companies in each of its primary business activities. In particular, the online real estate services markets in China may become increasingly competitive. The barriers to entry for establishing Internet-based businesses are low, making it possible for new competitors to proliferate rapidly. We expect more companies to enter the online real estate services industry in China and a wider range of online real estate services to be introduced. As the online real estate services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate Internet business may be able to better position themselves to compete as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, scope, creativity or other advantages over those offered by our real estate Internet business. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than those of our real estate Internet operations. Increased competition in the online real estate services industry in China could make it difficult for our real estate Internet business to retain existing clients and attract new clients, and could force us to reduce our fee rates. The current competitors of our online real estate business include certain vertically-integrated real estate Internet websites, such as Soufun.com, and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn, which provide, among other things, competing real estate-related content and advertising services. These websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other advertising services. In addition, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate. Moreover, any of the existing or future competitors of our real estate Internet business may receive investments from or enter into other commercial or strategic relationships with larger and well-established companies and therefore obtain significantly greater financial, marketing and content licensing and development resources than our real estate Internet business. Our real estate Internet business may not be able to charge higher fees for online advertising due to existing and potential competition. If our real estate Internet business is unable to compete effectively in the online real estate services markets in China, our financial condition and results of operations may be materially and adversely affected.
Our acquisition of SINA’s online real estate business may not yield the benefits we anticipate, which could materially and adversely affect our business and results of operations.
Since our acquisition of SINA’s online real estate business in October 2009, we have started to realize the expected synergies between our operations and the online real estate business acquired from SINA. We are in the process of fully integrating acquired operations, services, corporate culture and personnel into our real estate information, consulting and advertising business and operations. These activities have required, and will continue to require, significant management attention from our real estate information, consulting and advertising business operations, which diversion may harm the effective management of our business. Failure to generate the synergies we anticipate from the combination of our pre-existing operations and SINA’s online real estate business could materially and adversely affect our business, results of operations and prospects.
There may be risks inherent in our acquisition of SINA’s online real estate business.
Although we have been COHT’s shareholder since its establishment and have conducted due diligence with respect to our acquisition of SINA’s online real estate business, there may still be unidentified issues and hidden liabilities which could have a material adverse effect on our business, financial condition and results of operations. While SINA has made extensive representations and warranties to us regarding the business we have acquired, and we are entitled to seek indemnification from SINA for any breach of those representations and warranties, actions to seek indemnification or enforce indemnification could be costly and time-consuming and may not be successful. Moreover, our ongoing business partnership with SINA may discourage us from seeking such indemnification.

If we fail to further expand the online advertising operation of our real estate Internet business outside of Beijing, our growth of revenues, results of operations and business could be materially and adversely affected.
SINA’s online real estate business had historically relied on the Beijing area for a substantial portion of its revenues. More recently, its revenue growth has been increasingly driven by the expansion of its advertising business outside of Beijing. Since our acquisition of its online real estate business, we have continued to expand into geographical areas outside Beijing and changed our business model from hosting arrangements to operating websites directly in several cities in order to increase the revenues of our real estate Internet business. However, consumer trends and demands may vary significantly by region and our experience in the Beijing market may not be applicable in other localities outside Beijing. As a result, we may not be able to leverage our experience in Beijing to expand into other areas outside Beijing. When we enter new markets, we may face low levels of acceptance for online advertising, or intense competition from companies with greater experience or an established presence or from other companies with similar expansion targets. As part of our expansion strategy, we outsource the operation of certain regional websites to local business partners. Actions by these business partners, or a failure by them to comply with relevant laws and regulations, could materially and adversely affect our ability to expand our business or the popularity and reputation of our real estate Internet operations. We may be unable to provide sufficient local content or maintain a sufficient number of local business hosting partners. Therefore, we may not be able to grow our revenues in new cities which we enter into while incurring substantial costs, and our revenue growth, results of operations and online real estate advertising business could be materially and adversely affected.
The operations of our real estate Internet business could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with the systems.
The continual accessibility of websites and the performance and reliability of the network infrastructure for our real estate Internet business are critical to our reputation and ability to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of services or increases in the response time of services could reduce the appeal of our real estate Internet business to advertisers and consumers. Factors that could significantly disrupt the operations of our real estate Internet business include: inadequate bandwidth, system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with the computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.
Our real estate Internet operations have limited backup systems and redundancy. Repeated disruptions or any of the foregoing factors could damage our real estate Internet business’s reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.
If any of our subsidiaries or consolidated affiliated entities operating our real estate Internet business fails to obtain or maintain the applicable licenses and approvals required under the complex regulatory environment for Internet-based businesses and advertising businesses in China, our business, financial condition and results of operations could be materially and adversely affected.
The Internet and advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the central government, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries.
For example, Beijing Yisheng Leju Informations Services Co., Ltd., or Beijing Leju, COHT’s consolidated affiliated entity operating our online real estate business, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services, including an ICP license. These licenses are essential to the operation of our online real estate business and are generally subject to annual review by the relevant governmental authorities. Advertising is included in the business scope indicated in the business license of Beijing Leju, which allows it to provide advertising services. This type of business scope is also essential to the operations of our online real estate business. In addition, Beijing Leju may be required to obtain additional licenses, such as an Internet publication license, an Internet news information services license and an Internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses. If Beijing Leju fails to obtain or maintain any of the required licenses or approvals, its continued business in the Internet and advertising industries may subject it to various penalties, including, but not limited to, confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the operations of our real estate Internet business could materially and adversely affect our financial condition and results of operations.

We could face liability for information on our websites and for products and services sold over our real estate Internet websites.
Our real estate Internet websites provide third-party content such as real estate listings, links to third-party websites, online advertisements or content provided by users of community-oriented services. China has enacted laws and regulations governing the distribution of news, information or other content, as well as products and services, through the Internet. If any Internet content we provide or will provide on our websites were deemed by the PRC government to violate any such laws or regulations, we would not be able to continue providing such content and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses. We could be held liable for defamation, negligence or other wrongful actions brought by third parties providing such content or operating websites linked to our websites. We may also face assertions that content on our websites or information contained in websites linked to our websites contains errors or omissions, and consumers may seek damages for losses incurred if they rely upon such information.
We have taken certain precautionary measures in this regard. However, such measures may not be adequate to exonerate us from relevant civil, administrative or criminal liabilities. Any claims, with or without merit, could be time-consuming to defend and result in significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.
Risks Related to Our Carve-out from E-House and Our Relationships with E-House
We have limited experience operating as a stand-alone public company.
We were incorporated on August 21, 2008 in the Cayman Islands as a wholly-owned subsidiary of E-House. We have very limited experience conducting our operations as a stand-alone public company. Prior to our listing on NASDAQ Global Select Market in October 2009, E-House had provided us with tax, accounting, treasury, legal and human resources services, as well as the services of a number of its executives and employees. After we became a stand-alone public company, E-House has continued to provide us with certain support services such as tax, accounting, treasury and legal services, but to the extent E-House does not continue to provide us with such support, we need to create our own financial, administrative and other support systems or contract with third parties to replace E-House’s systems.
In addition, as we have become a public company, our management team has been required to develop the expertise necessary to comply with numerous regulatory and other requirements applicable to stand-alone public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. Prior to our initial public offering, we, as a subsidiary of E-House, were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone public company for all periods presented.
Our consolidated financial statements for periods prior to our initial public offering in October 2009 have been prepared on a carve-out basis and represent the assets and liabilities, related results of our operations and cash flows, that represent two operating segments of E-House. The financial data of previously separate entities have been combined, to the extent included in the two operating segments of E-House, for all periods presented up to the date of the initial public offering as all such entities were under common control. The consolidated financial statements for periods prior to our initial public offering include our direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us. Income tax liability is calculated based on a separate return basis as if we had filed a separate tax return. Subsequent to our initial public offering, there have not been any selling, general and administrative expenses allocation, as E-House, pursuant to the offshore and onshore transitional services agreements entered into on July 29, 2009 in connection with our initial public offering, charged us service fees for providing various corporate support services to us, including supports in general finance and accounting, human resources management, administrative, internal control and internal audit, operational management, legal and information technology. As a result of the above, our financial information included in this annual report may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a standalone basis during the periods presented. Therefore, you should not view our historical results as indicators of our future performance.
We may not be able to continue to receive the same level of support from E-House.
E-House is a leading real estate services company in China, and our real estate information and consulting services business has benefited significantly from E-House’s strong real estate market position in China and its expertise in real estate agency and research. For example, we have benefited from marketing our CRIC system and consulting services to E-House’s developer clients. In addition, E-House’s experienced real estate research team has contributed reports and data to our CRIC system, which improved the depth and breadth of the information we provide to our clients. Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements, we cannot assure you that we will continue to receive the same level of support from E-House as now we operate as a stand-alone public company.
Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.
We have entered into a series of agreements with E-House and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during the non-competition period (which will end on the later of the three years after E-House no longer owns in aggregate at least 20% of the voting power of our then outstanding voting securities and five years after September 29, 2009, the date on which our registration statement on Form F-1 was first publicly filed with the SEC) not to compete with E-House in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, as described in its periodic filings with the SEC. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of real estate information and consulting services in China slow down. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Our marketing and promotion have benefited significantly from our association with E-House. Any negative development in E-House’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our brand.
As a majority-owned subsidiary of E-House, we have benefited significantly from E-House in marketing our services. For example, we have benefited from E-House by providing services to E-House’s clients. We also benefit from E-House’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If E-House loses its market position, the effectiveness of our marketing efforts through our association with E-House may be materially and adversely affected. In addition, any negative publicity associated with E-House will likely to have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.
E-House will control the outcome of shareholder actions in our company.
E-House currently holds 52.17% of our ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.
We may have conflicts of interest with E-House and, because of E-House’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.
Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:
•	Indemnification arrangements with E-House. We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate information and consulting services business, including operations of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House including, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.
•	Non-competition arrangements with E-House. We and E-House have each agreed not to compete with the core business of each other. E-House has agreed not to compete with us in the business of providing real estate information and consulting services, real estate advertising services, and operating business to business and business to consumer Internet websites targeting participants in the real estate industry anywhere in the world. We have agreed not to compete with E-House in primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, except real estate information and consulting services and related support services.
•	Employee recruiting and retention. Because both E-House and we are based in Shanghai, and engage in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that would restrict either E-House or us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our co-chairman and chief executive officer, is currently also serving as E-House’s executive chairman. Some of our board members and executive officers also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.
•	Sale of shares in our company. E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.
•	Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.
•	Developing business relationships with E-House’s competitors. So long as E-House remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China. This may limit our ability to market our services for the best interest of our company and our other shareholders.
Although our company has become a stand-alone public company, we expect to operate, for as long as E-House remains our controlling shareholder, as an affiliate of E-House. E-House may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and its own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate Internet business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.
PRC laws and regulations currently do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China, and our PRC foreign-invested subsidiaries may not provide advertising services in China. As such, our real estate advertising business is primarily provided through our contractual arrangements with our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. Tian Zhuo is 90% owned by Mr. Xin Zhou, our co-chairman and chief executive officer and the executive chairman of E-House, and 10% owned by Mr. Xudong Zhu, our director. Tian Zhuo and its subsidiaries provide real estate advertising design services for real estate development projects and may enter into other services related to real estate advertising. We have depended and expect to continue to depend on Tian Zhuo and its subsidiaries to operate our real estate advertising business. We have entered into contractual arrangements with Tian Zhuo, pursuant to which we, through our subsidiary Shanghai CRIC, provide technical support and consulting services to Tian Zhuo. In addition, we have entered into agreements with Tian Zhuo and its shareholders, which provide us with the substantial ability to control Tian Zhuo and make us a primary beneficiary of Tian Zhuo. For a description of these contractual arrangements, see “Item.7 Major Shareholder and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Tian Zhuo.”

Moreover, PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides Internet information services, which are one type of value-added telecommunications services. Because of such restriction and the above-mentioned restrictions on foreign investment in advertising businesses, COHT is operating www.leju.com and our online real estate business through Beijing Leju, a consolidated affiliated entity in China. Beijing Leju was owned by two PRC citizens affiliated with SINA prior to our acquisition of SINA’s online real estate business. COHT’s wholly-owned indirect subsidiary, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, has entered into contractual arrangements with Beijing Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Leju and its existing shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. Upon completion of our acquisition of SINA’s online real estate business, Beijing Leju became 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president. Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo have entered into contractual arrangements which continue to provide Shanghai SINA Leju with the ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate Internet business through our contractual arrangements with Beijing Leju and its shareholders.
In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structures of Tian Zhuo and Beijing Leju are in compliance with existing PRC laws and regulations;
•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo establishing the corporate structure for operating our real estate Internet business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations.
Our PRC legal counsel has also advised us, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.
As part of the contractual arrangements described above, we entered into an equity pledge agreement pursuant to which the two shareholders of Tian Zhuo pledged their respective equity interests in Tian Zhuo to Shanghai CRIC. According to the PRC Property Rights Law, effective as of October 1, 2007, such pledge will only be effective upon registration with the relevant local office for the administration for industry and commerce. Shanghai CRIC is in the process of registering the equity interest pledge with the local office for the administration for industry and commerce. Before a successful registration of the equity pledge, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Shanghai CRIC’s interests as pledgee will prevail over those of third parties.
If we, Shanghai CRIC, Tian Zhuo, Shanghai SINA Leju or Beijing Leju is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;
•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing fines or confiscating the income of our PRC subsidiaries or affiliates;
•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;
•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or
•	taking other regulatory or enforcement actions that could be harmful to our business.
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.
We rely on contractual arrangements with Tian Zhuo, Beijing Leju and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
We rely on contractual arrangements with Tian Zhuo and its shareholders to operate our real estate advertising business, and rely on those with Beijing Leju and its shareholders to operate our real estate Internet business. For a description of these contractual arrangements, see “Item.7 Major Shareholders and Related Party Transactions—B. Related Party Transaction—Contractual Arrangements with Tian Zhuo” and “—Contractual Arrangements with Beijing Leju.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo or Beijing Leju. Under these contractual arrangements, as a legal matter, if any consolidated affiliated entity in PRC or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo and Beijing Leju, and our ability to conduct our business may be negatively affected.
The shareholders of Tian Zhuo and Beijing Leju may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Tian Zhuo is jointly owned by Mr. Xin Zhou, our co-chairman and chief executive officer, and the founder and executive chairman of E-House, and Mr. Xudong Zhu, our director. Conflicts of interests between Mr. Zhou’s role as a shareholder of Tian Zhuo and his duties to our company as management may arise. We cannot assure you that when conflicts of interest arise, such individual will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Zhou may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo and its subsidiaries as well as receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Zhou and our company.
In addition, the laws of the Cayman Islands and China both provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Zhou is the executive chairman of our parent company, E-House. Mr. Zhou must therefore act in good faith and in the best interests of E-House and must not use his position for personal gain. Conflicts of interest may arise between his role as a director of E-House and his duties to our company as a director and chief executive officer. If we cannot resolve any conflicts of interest described above, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Beijing Leju is 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president. Similar conflicts of interests between their role as the shareholders of Beijing Leju and their duties to our company as a director or a member of management may arise.
Contractual arrangements we have entered into or may enter into with Tian Zhuo and Beijing Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo or Beijing Leju owe additional taxes could reduce our net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo or Beijing Leju do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expenses deductions recorded by Tian Zhuo, Beijing Leju or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land.
The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. The People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. In 2009, total new lending reached RMB9.59 trillion (approximately $1.4 trillion), representing an increase of RMB4.69 trillion (approximately $0.7 trillion) from the previous year. As of the end of 2009, the outstanding balances of RMB loans extended by financial institutions totaled RMB39.97 trillion (approximately $5.9 trillion), representing an increase of 31.74% from the end of 2008. Beginning in January 2010, the People’s Bank of China has twice raised the statutory deposit reserve ratio by 0.5% in order to curb credit expansion. We cannot assure you that China will always have stable economic growth in the future or that changes in credit policies that are intended to create stable economic growth will not adversely impact the real estate industry.

Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
PRC governmental restrictions on currency conversion may limit our ability to utilize our revenues and funds effectively and the ability of our PRC subsidiaries and consolidated affiliated entities to obtain financing.
Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. Under current PRC regulations, RMB is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the RMB has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.
Conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated affiliated entities in China receive substantially all of their revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, because the RMB is the functional currency of our PRC operating subsidiaries and consolidated affiliated entities, fluctuations in the RMB-U.S. dollar exchange rate could cause us to incur foreign exchange losses to the extent these operating subsidiaries and consolidated affiliated entities hold U.S. dollar cash balances. The foreign exchange losses of $0.5 million and $1.3 million we incurred in 2007 and 2008, respectively, and the foreign exchange gain of $0.2 million in 2009 was primarily due to this reason. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
The SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as a “special purpose company.” PRC residents who are beneficial owners of special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners of special purpose companies are also required to amend their registrations with the local SAFE branch in certain circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registrations of Offshore Investment by PRC Residents.”
We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments as required by the SAFE, but we cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with SAFE rules and the registration procedures set forth therein may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions; restrict our cross-border cash flows; limit our PRC subsidiaries’ ability to distribute dividends, repay foreign loans or make other outbound payments; limit our ability to make capital contributions, or foreign exchange-denominated loans to our PRC subsidiaries or other inbound payments; or otherwise adversely affect our business. Moreover, failure to comply with SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.
As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule. We cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Employee Share Options.”

PRC regulations relating to foreign acquisitions may subject us to requisite approval by the Ministry of Commerce, and the failure to obtain such approval could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.
The M&A Regulation promulgated by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009 includes provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, the Ministry of Commerce circulated an updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by the Ministry of Commerce of applications for the approval of such foreign acquisitions among related parties under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own operation. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on such foreign acquisitions among related parties.
In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our consolidated affiliated entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.”
Our PRC legal counsel, Fangda Partners, has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of this annual report, that neither the M&A Regulation itself nor the PRC laws, rules, regulations and administrative practices under the M&A Regulation made public as of the date of this annual report have clearly indicated the application of the M&A Regulation in connection with the contractual arrangements between Shanghai CRIC and Tian Zhuo and its shareholders, and it is not necessary for us to submit an application to the Ministry of Commerce for its approval in connection with such contractual arrangements.
We have been advised by our PRC legal counsel, however, that there are still uncertainties as to how the M&A Regulation will be interpreted or implemented. If the Ministry of Commerce subsequently determines that Ministry of Commerce approval was required for such contractual arrangements, we may need to apply for a remedial approval from the Ministry of Commerce. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Our inability to obtain such approval or waiver from the Ministry of Commerce may have material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
Failure to comply with PRC laws and regulations relating to the advertising industry may subject us to fines and legal or administrative sanctions, government actions and civil claims, or otherwise adversely affect our operation.
PRC advertising laws and regulations require advertisers, advertising agencies and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertisement fees, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations and the violator may even be subject to criminal prosecutions. We are obligated under PRC laws and regulations to monitor the content of advertisements that we serve onto print media, websites or other media for compliance with applicable laws. In addition, where special government review or government approval is required for specific product advertisements, we are separately obligated to confirm that such review has been performed and approval has been obtained. We have taken measures to comply with such requirements, including requesting relevant documents from the advertisers. Our reputation will be damaged and our results of operations may be materially and adversely affected if advertisements served by us are in violation of relevant PRC advertising laws and regulations or have not received required approval from the relevant government authorities or are not compliant in contents. If we are found to be liable in any government proceedings or civil actions against us, our business could be materially and adversely affected.

Our holding company relies principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of our PRC subsidiaries to make payments to our holding company could have a material adverse effect on its ability to fund our operations, make investments or acquisitions, or pay dividends
China Real Estate Information Corporation is a holding company, and it relies principally on dividends from our subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to our holding company. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to our holding company. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to our holding company could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to approval by relevant governmental authorities in China and other requirements under relevant PRC regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”
We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises in China are subject to approval by the Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to obtain such approvals, our ability to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.
China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.
The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises” to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. In the fourth quarter of 2008, Shanghai CRIC was recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” under the Administrative Rules for the Certification of High and New Technology Enterprises jointly issued by the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance on April 18, 2008, and was further approved by the local tax authorities on April 13, 2009 to be eligible to the reduced 15% enterprise income tax rate for the term commencing on January 1, 2008 and ending on December 31, 2010, as long as it maintains its qualification as “high and new technology enterprise”. The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. If Shanghai CRIC fails to maintain the “high and new technology enterprise” qualification or renew such qualification when the valid term expires, its applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction of income tax for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. However, the qualified software enterprise status is subject to annual review. If Shanghai SINA Leju fails to maintain the software enterprise status in any annual review, its applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.
Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.
Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.
Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated affiliated entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Starting from year 2007, we are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of subsidies and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempted from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.
Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. To date, the State Administration of Taxation has not published more detailed implementing regulations for these measures. The State Administration Taxation further promulgated a circular on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as the “beneficial owner” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.
The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempted from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempted from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.
In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law.
If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.
Risks Related to Our ADSs
The market price for our ADSs has been and may continue to be volatile.
The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	conditions in the real estate and/or advertising industries in China;

•	changes in the economic performance or market valuations of other real estate services companies;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	sales or repurchases of our ADSs or ordinary shares; and
•	general economic or political conditions in China.
In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
We may need additional capital, and the sale of additional ADSs or other equity securities could result in dilution to our shareholders.
We believe that our current cash, cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2010, we have 142,984,722 ordinary shares outstanding, more than 85% of which will be available for sale upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up period in relation to the initial public offering on October 16, 2009 has expired.
In addition, we, E-House and SINA have entered into an agreement which provides E-House and SINA certain rights to cause us to register the sale of shares held by E-House and SINA. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the sale of such shares pursuant to the effective registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, we are exempted from certain corporate governance requirements that provide protection to shareholders of other companies.
Currently, E-House owns more than 50% of the total voting power of our company and thus making our company a “controlled company” under the NASDAQ Stock Market Rules. As a controlled company, we are exempted from certain NASDAQ corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors. We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
We are incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries outside of the United States and in China. In addition, all of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an original action against us or against these individuals in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law of Cayman Islands (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
ITEM 4. INFORMATION ON THE COMPANY
E. History and Development of the Company
Our company was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Company Law of Cayman Islands.
Our parent company E-House began developing the CRIC system in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., or CRIC BVI, in the British Virgin Islands. In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC, and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Shanghai CRIC began commercializing the CRIC system and offering real estate information and consulting services in 2006.
Shanghai CRIC began offering real estate advertising services in 2008 through a newly acquired consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. Shanghai CRIC gained control and became the primary beneficiary of Tian Zhuo through a series of contractual arrangements with Tian Zhuo and its then sole shareholder, Mr. Xin Zhou, who is also our co-chairman and chief executive officer and the executive chairman of E-House.
In April 2008, CRIC BVI, through our subsidiary E-House (China) Information Technology Service Limited, or EIT, together with SINA, formed a joint venture, COHT, to build and operate a leading real estate website in China. EIT holds 34% of the equity interest in the joint venture.
E-House incorporated our company in the Cayman Islands in August 2008 and transferred all of the outstanding shares of CRIC BVI to our company in October 2008.
On July 23, 2009, we entered into a share purchase agreement with SINA, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA 47,666,667 shares.
On October 16, 2009, our ADSs began trading on the NASDAQ Global Select Market under the ticker symbol “CRIC.” Including the exercise of an over-allotment option, we issued a total of 20,700,000 ADSs, representing 20,700,000 ordinary shares, at an initial offering price of $12.00 per ADS. Concurrent with completion of the initial public offering, we also completed the merger with SINA’s online real estate business. Following these transactions, E-House remained the majority shareholder of CRIC holding 50.04% of CRIC’s total outstanding shares, and SINA became CRIC’s second largest shareholder holding 33.35% of our total outstanding shares.
On December 1, 2009, E-House purchased 3,033,333 shares from another shareholder of our company, Modern Information Ltd. As a result of this transaction, E-House hold 52.17% of our total outstanding shares.
Our principal executive offices are located at No. 383 Guangyan Road, Shanghai 200072, People’s Republic of China. Our telephone number at this address is (86-21) 6086-7500. In addition, we have offices in 33 other cities in China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

F. Business Overview
Overview
We are a leading provider of real estate information, consulting, advertising and online services in China. According to the Frost & Sullivan Report, in 2009, we were the largest provider of real estate information and consulting services in China in terms of market share. We also operate a leading real estate Internet business in China which prior to our initial public offering in October 2009 was majority-owned and operated by SINA, a leading online media company in China.
We are a subsidiary of E-House, a leading real estate services company in China listed on the New York Stock Exchange. We operate our proprietary CRIC system, which is an advanced and comprehensive real estate information database and analysis system. As of December 31, 2009, our CRIC system contained detailed data on over 48,500 developments or buildings and over 39,700 parcels of land for development in 75 cities throughout China. Prior to July 2006, our CRIC system had been used as an internal resource to support E-House’s real estate agency and brokerage services as well as information and consulting services. We began to commercialize the CRIC system by selling subscriptions in July 2006 and have generated revenues from our real estate information services since then. We began offering and generating revenues from real estate consulting services in 2002. Such services were provided through various subsidiaries of E-House prior to 2006 and, since 2006, have been provided through our main operating subsidiary, Shanghai CRIC.
We have the largest research and development team in China’s real estate information and consulting services sector, according to the Frost & Sullivan Report. Capitalizing on our proprietary CRIC system and our dedicated real estate research and development team, we provide a broad range of real estate-related services, including subscription-based information services, customized consulting services and, since 2008, advertising services and real estate websites serving different industry participants. We generate revenues from subscription fees for our real estate information services, consulting fees for our real estate consulting services, fees for our real estate advertising design and sales services as well as from sales of online real estate advertising. Our major clients primarily include real estate developers in China.
In October 2009, we acquired SINA’s online real estate business and SINA became a significant shareholder of our company. Our online real estate business operates a leading real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites covering 83 cities across China as of December 31, 2009. Our acquisition of SINA’s online real estate business and our business partnership with SINA has created and is expected to continue to create substantial synergies by, among other things, providing our real estate developer clients with access to SINA’s large Internet user base and leveraging our established relationships with real estate developers to attract more advertising clients for our real estate websites. We believe that the combination of our CRIC system, our extensive experience and knowledge in the real estate services industry, our business partnership with SINA, and the support from both E-House and SINA are high entry barrier for our competitors.
Our real estate Internet operations serve multiple participants in the real estate industry value chain, including developers, suppliers, agents, brokers, service providers and individual consumers, allowing us to further capitalize on our CRIC system and the knowledge and experience we and SINA have gained in serving China’s real estate industry and expand our revenue streams. We intend to continue to leverage the scale of our combined real estate Internet operations and SINA’s large Internet user base to generate more revenues in the future.
Our total revenues grew from $8.2 million in 2007 to $50.0 million in 2008 and $95.7 million in 2009. Our operating costs and expenses increased from $5.9 million in 2007 to $22.7 million in 2008 and $60.9 million in 2009. Our net income attributable to CRIC shareholders was $2.1 million in 2007, and increased to $22.2 million in 2008 and $55.6 million in 2009.

Our CRIC System
Our parent company, E-House, began developing the CRIC system in 2002, initially to support its primary and secondary real estate agency services. Over the years, we have compiled vast amounts of real estate-related information in the CRIC system, including data on specific real estate development projects and parcels of land, real estate-related news, macroeconomic, demographic and real estate industry-specific statistics, and research reports about the real estate industry in China. We built the CRIC system using in-house capabilities and hold copyright registrations in China that cover the core software developed by us. We believe our CRIC system is the most comprehensive real estate information database and analysis system in China. As of December 31, 2009, our CRIC system contained:
•	data on developments in 75 cities across China, consisting of data on over 37,400 residential developments, over 5,100 office buildings, over 5,900 commercial developments and over 39,700 parcels of land for development;
•	over 15,400 research reports written by our own research staff and by the researchers at the E-House Research and Training Institute;
•	over 40 categories of statistics for China and each of 75 cities across China; and
•	over 32,500 real estate-related news articles.
Structure and Functionality
Information in the CRIC system is organized into four broad categories: data on specific developments, research reports, statistics and news. Each category has its separate searchable database. In addition, we have created sub-databases to cover specific subject matters, such as an enterprise database, a project database, a land database and a media database. We have also developed a derivative product of the CRIC system in the first quarter of 2010, namely, the CRIC Investor Edition, that provides information on publicly traded developers, macro real estate data and reports.
Data on Specific Developments or Parcels of Land. For each real estate development covered in the CRIC system, the database contains some or all of the following types of information:
•	Detailed information about the development itself. Depending on the nature of the development as residential, office or commercial, this type of information may cover the development’s location, including street address, names of the roads surrounding it, and marking on a two-dimensional digital map, number and type of buildings in the development, total construction area, property developer, sales agents, property manager, monthly management fee, construction start date, sale start date, average selling or rental price per square meter, construction materials, plot ratio, percentage of green space, number of parking spaces, key equipment used in the building, key tenants, and other information.
•	Primary sales information. For residential developments and some office and commercial developments, our database contains transaction information on the initial sales of the units in a development. Such information generally includes total gross floor area sold, number of units sold, average selling price per square meter, transaction dates and prices of individual units and total transaction value on a monthly basis during the primary sales period.
•	Photographs. Depending on the nature of the development, the database generally contains photographs of the development, model units, public space inside and outside a building, and the surrounding areas. For some residential developments, there are also scanned images of floor plans of the units within the building. In addition, we have satellite images for each city covered by our database.
•	Advertising spending. For many developments, the database includes data on the developers’ advertising spending in connection with the marketing of the projects, including statistics on spending on print, television and outdoor media advertising.
•	Surrounding areas. The database also allows users to search for other real estate developments, land for development and certain facilities, such as mass transit stations, retail establishments, hospitals and schools, in the surrounding area of a development.
Users can search for information on a particular development either through key word search or, if the user knows the approximate location of the development, by clicking on the corresponding marking of the development on a satellite image. Once a particular development has been identified, our CRIC system allows users to search for other real estate developments, land for development and certain facilities in the surrounding area of the development. Using the advanced search function, users can also search for and obtain a list of all properties in a particular city that meet various standards set by the user. In addition, users can use an assortment of tools built into the software, and can sort and generate reports based on an array of search fields.

Research Reports. There are two principal types of research reports in our CRIC system: (i) topical studies that focus on specific topics in the real estate industry, such as general market conditions, case studies of specific development projects, marketing and advertising analyses, regulatory developments, and consumer studies, and (ii) periodic reports that generally focus on market conditions in specific cities during the reporting period and are issued on a daily, weekly, monthly, quarterly or annual basis. The research reports in our CRIC system have been written either by our own research staff or by the researchers at the E-House Research and Training Institute and licensed for use in our database. Users can conduct key word searches in the research report database.
Statistics. The statistics contained in our CRIC system include various macroeconomic and demographic data at both the national level and the city level, such as population, gross domestic product, per capita disposable income, per capital consumption and savings. The database also contains a wide variety of statistics specifically related to the real estate industry, at both the national level and the city level. The real estate-related statistics include (i) investment data, such as total investment in fixed assets, total amount and average price of land sold through public bidding, auction and listing, and total amount of foreign investments in real estate assets or properties, and (ii) transaction data, such as total gross floor area, total transaction value and average selling price per square meter of residential, office and commercial developments. Users can generate statistical reports by selecting various criteria from a menu of options and then download the report directly into a spreadsheet file.
News. The news articles in our database cover a wide range of real estate-related topics from general economic, market and regulatory environments to specific development projects and real estate companies. Users can browse the news by topics or conduct key word searches in the database.
Data Collection
We have a team of dedicated data collection employees and have developed standardized data collection procedures to ensure the accuracy, consistency and timeliness of the data entered into our CRIC system. As of December 31, 2009, we had 247 data collection employees based in our offices in 34 cities. Our data collection employees undergo extensive training so that we can consistently implement standardized methods and processes in our data collection efforts across different developments in different cities.
We collect data for the CRIC system from multiple sources. Detailed information about specific developments or parcels of land is generally obtained from the developers or through on-site inspections conducted by our data collection team. We purchase most photographs of the developments and the surrounding areas from third-party providers and, as part of their on-site inspections, our data collection staff also take some photographs of the developments and the surrounding areas. We collect primary sales information either from public records, such as publications by local government agencies, or from third-party service providers or other sources. The two-dimensional digital maps used in our CRIC system are licensed from third party service providers. The licensing agreements grant us a non-exclusive license to use the maps in our database in connection with the provision of our services. The satellite images used in our CRIC system were purchased from third-party service providers. We purchase the statistical data included in our CRIC system from independent service providers, who generally compile the data based on publicly available statistics published by relevant governmental agencies.
While we strive to obtain the rights to use and reproduce copyrighted materials in our CRIC system from the copyright holders, we cannot assure you that we are always able to do so. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Real Estate Information, Consulting and Advertising Services—Copyright infringement and other intellectual property claims against us may materially and adversely affect our business and our ability to operate our CRIC system.”
Quality Controls and Data Updating
We use both automated and non-automated quality control procedures to ensure the accuracy of the data entered into our CRIC system. Our proprietary software tools automatically check for outdated information, incomplete data fields or conflicting data entries. We also monitor entries to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. Our non-automated quality control procedures primarily consist of daily audits of a sample of data entered into our system. We provide ongoing training to our data collection team to ensure that they collect and compile data in accordance with our standardized procedures. In addition, one of the most important and effective quality control measures we rely on is feedback provided by our subscriber clients.

We update the information in the CRIC system from time to time in order to maintain the accuracy of such information. The frequency of the updates generally varies from daily to quarterly depending on the type of the information, availability of updated information and clients’ demands. We have also developed software tools to automate the updating process for primary sales information in certain major cities. These data, which our software tools can automatically scan and upload into the CRIC system, are usually published online by the local government agencies.
Shanghai CRIC, our principal operating subsidiary, was granted the ISO 9001:2000 certification for its systems and services in 2008. This certification is valid from 2008 to 2011 and certifies that Shanghai CRIC applies formalized business processes that meet the ISO 9001:2000 standard maintained by the International Organization for Standardization.
System Protection
We maintain a comprehensive information technology manual that provides for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backup on a regular basis. In addition, we periodically conduct manual backup of all data onto CDs and store the CDs in a secure off-site location. We continually monitor our CRIC system in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by our clients. Our main servers are located in the Internet data centers of a local telecommunications carrier in Shanghai. In the event of a system breakdown of our main servers, our backup servers can be operational within 30 minutes.
Our Services
We provide two principal types of services leveraging our CRIC system: subscription-based real estate information services and project-based real estate consulting services. In addition, we also offer real estate advertising services and operate real estate Internet business. Over time, we intend to enhance our existing services and offer additional services that further capitalize on our CRIC system to serve the evolving needs of our existing and new clients. As of December 31, 2009, our network consisted of our headquarters in Shanghai and branch offices in 33 cities. In addition, we also collect data in 41 additional cities.
Real Estate Information Services
We provide two levels of real estate information services relying upon our CRIC system: data subscription services and data integration services.
Data Subscription Services. We market and sell, on a subscription basis, the use of our CRIC system. Because information in our CRIC system is organized by cities, clients can tailor subscriptions to their own needs by subscribing only to information relating to particular cities. Under our agreements with clients for data subscription services, clients typically agree to pay a fixed annual subscription fee at the beginning of the contract term in exchange for a non-exclusive right to use our CRIC system during the term of the agreement, generally one year. Upon the expiration of an agreement, we negotiate with the client for a new agreement, which may include new pricing terms and different coverage. The amount of the subscription fee under an agreement depends on the number of cities and the number of subscription accounts covered under the agreement. For some valued clients whose subscriptions cover multiple cities, we offer a discount from the amount that we otherwise would charge for similar coverage on an individual city basis.
Prior to 2009, clients could only access our CRIC system through terminals installed on their premises. At the beginning of 2009, we stopped using terminals and launched an upgraded version of the CRIC system, CRIC 2009, which allows subscribers to access the CRIC system via the Internet from their own computers by installing a logon interface software. Once the installation is completed, the subscriber can access our CRIC system using an assigned user ID and password. Each subscriber account can only be used on one computer. Therefore, clients that want access to our system from multiple computers need to set up and pay for multiple subscription accounts.

Data Integration Services. In addition to basic subscriptions, we also offer data integration services by leveraging the information and data contained in our CRIC system and its flexible design and analytical capabilities. These premium services include, in addition to access to our CRIC system, periodic research reports and analysis that suit the specific needs and requirements of individual clients. These reports are delivered in electronic or paper format on a daily, weekly, monthly, quarterly or annual basis and may include analysis of real estate developments and transactions for a city, a district, or individual developers and projects, or analysis of periodic trends in transaction volume and price.
We believe our data integration services create value for our clients by helping them monitor competitors’ development projects, gather market intelligence needed for their decision-making process, and otherwise follow the latest developments in the real estate industry. Our agreements with clients for data integration services generally have a minimum term of three months and require the clients to pay a fixed monthly or quarterly subscription fee. The amount of the subscription fee under an agreement depends on the type and frequency of the reports required by the client. We often offer our data integration services together with our solution consulting services described below as a bundled package.
Real Estate Consulting Services
We provide real estate consulting services tailored to meet the needs of real estate developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Our consulting services include services designed to help real estate developer clients formulate solutions to meet their specific needs and services designed to facilitate large-scale land or development project purchase and sale transactions. In certain instances, we agree to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. In other instances, we provide services periodically during the development stage of a real estate project, such as monthly market updates. We offer our services for a wide range of developments, including residential, commercial, office, lodging, industrial, tourism, and cultural developments. The following is a description of some principal types of consulting services we provide.
Land Acquisition Consulting. Under applicable PRC law, all usage rights for land to be developed for commercial uses must be granted by way of public bidding, auction or listing. Real estate developers retain us in connection with their proposed acquisition of properties that are in the public bidding, auction or listing process or through negotiated transfers. We provide developers with development potential and risk analysis reports of the properties under consideration, including information such as comparable real estate transaction histories, potential target market for the development project or projected price. We also provide consultancy services to land owners to market the land to developers and introduce developers to land owners.
Real Estate Development Consulting. We offer a variety of services to developers who have obtained land development rights. We provide project feasibility studies that include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project will be located. We also provide a comprehensive analysis of the real estate transaction history of nearby development projects, including average selling price and sales activities, marketing and advertising campaigns employed, amenities and services offered, and demographics targeted by these projects. We work with developers to define the targeted demographic and determine the floor plan, optimal unit size, price schedule, interior and landscaping design criteria, construction material, and the services and amenities for each development phase.
Marketing Consulting. We offer marketing and advertising consulting services, either on a stand-alone basis or as part of a comprehensive consulting services package, to developers. Under these engagements, we analyze the characteristics of the development project and the target market and prepare a report that describes our advice on both overall marketing and advertising strategy, and specific marketing and advertising plans for various phases of the development. If requested, we can also assist the developer client in selecting and supervising third-party marketing and advertising companies to implement the marketing and advertising plans.

Comprehensive Solution Consulting. We offer consulting services that aim to help clients develop comprehensive plans for their development projects. In these engagements, we work closely with designated client staff to prepare a detailed consulting report that sets forth our advice on the entire development and, if applicable, the post-completion operation process, ranging from overall development strategies and plans to architectural design, marketing and advertising strategies to operating and profit models.
Real Estate Advertising Services
We began to offer real estate advertising design and sales services primarily to real estate developers in 2008 through our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. In September 2008, we acquired a 60% interest in Wushi Advertising, which provides real estate advertising design services to developers.
We currently provide real estate advertising design services in 11 cities in China. In addition, starting in 2009 in Shanghai, we make wholesale purchases of advertising space in print and other media and resell them to our developer clients. We plan to offer real estate advertising services in more cities and expand our operations in the cities in which we currently offer such services. We believe our entry into the real estate advertising market provides us with an additional tool to offer integrated services to our real estate developer clients and enable us to capitalize on a growing demand by real estate developers for advertising services.
Online Real Estate Business Acquired from SINA
History
SINA, a company independent from us, is a leading online media company in China. SINA.com offers a variety of free interest-based web channels including, among others, SINA News, SINA Sports, SINA Auto, SINA Finance and SINA Real Estate.
On January 1, 2008, SINA started to reorganize its real estate and home furnishing channels and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. The reorganization was completed on April 1, 2008 with the formation of a joint venture, COHT, between SINA and us. SINA contributed $2.5 million in cash, certain assets and the rights to operate its real estate and home furnishing channels for a period of ten years. The rights include the licenses granted to COHT to use SINA’s trademark, domain name, portal technologies and certain software. We contributed $2.5 million in cash and a ten-year license to use the database in our CRIC system. We and SINA beneficially owned 34% and 66% of COHT, respectively.
SINA entered into an agency agreement with COHT, under which, for three years starting from April 1, 2008, COHT would be the exclusive advertising agent of SINA’s channels other than its real estate and home furnishing channels, or SINA’s non-real estate channels, for advertising sold to real estate advertisers. Under the agency agreement, COHT provided SINA a minimum guarantee for advertising sold from SINA’s non-real estate channels.
On July 23, 2009, we and SINA entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA 47,666,667 of our ordinary shares. We, E-House and SINA also entered into a shareholders agreement and a registration rights agreement in October 2009. SINA and COHT have entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective after the completion of our acquisition of SINA’s equity interests in COHT.
Since completion of our acquisition of SINA’s online real estate business in October 2009, we, through COHT, have been operating our online real estate business as described below and SINA has stopped independently operating an online real estate business.

Apart from the online real estate business acquired from SINA, we also developed our own online real estate business. In 2008, we began assembling an Internet business targeting different participants in the real estate industry in China, through both self development and acquisitions. We believe that our Internet operations will allow us to further capitalize on our CRIC system and the knowledge and expertise we have developed in the real estate services industry to explore new growth opportunities.
Online Real Estate Business Acquired from SINA
The online real estate business we acquired from SINA operates a leading real estate Internet business in China and provides region-specific real estate news and information, property data and access to online communities to real estate consumers and participants via local websites covering 83 cities across China as of December 31, 2009. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our online real estate business enables real estate advertisers to reach target audiences in most of China’s major cities. Our online real estate business derives substantially all of its revenues from sales of online advertising.
As of December 31, 2009, our online real estate business acquired from SINA had directly-operated offices in 22 major cities that have relatively large populations and good potential for real estate advertising. In addition, We cooperate with local hosting partners to operate local real estate websites in 61 other cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers. We intend to continue to expand the online real estate advertising business into more cities across China.
Real Estate Websites
We entered into a domain name and content license agreement with SINA, under which house.sina.com.cn and jiaju.sina.com.cn, among others, were licensed to us. We also entered into a trademark license agreement with SINA, under which a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks through websites located at www.leju.com and the channels located at house.sina.com.cn and jiaju.sina.com.cn. SINA launched the SINA Leju brand after the formation of the joint venture and www.leju.com is currently a gateway to the real estate and home furnishing channels, as well as the gateway to SINA’s real estate online communities. Users may also directly access the real estate channel via house.sina.com.cn and the home furnishing channel via jiaju.sina.com.cn. In addition, users may access the real estate and home furnishing channels through SINA’s home page at www.sina.com.cn. Users can access the content on these websites using their computers or other Internet-enabled devices.
The real estate channel licensed to us by SINA provides news, information and property data for the primary, secondary and rental real estate markets covering 83 cities across China as of December 31, 2009. In addition to offering a large portfolio of news content from well-known Chinese media as well as local media, the real estate channel also provides other useful information in the form of published content, such as how-to guides for buyers, sellers and owners of properties, and user-generated contents from online communities such as discussion forums. Leveraging the database from our proprietary CRIC system, the real estate channel also enables real estate consumers to readily access certain property data and real estate transaction information through a user-friendly search tool. The home furnishing channel licensed to us by SINA contains information on suppliers and providers of home furnishing and improvement products and services as well as do-it-yourself projects related to home furnishing, decoration and remodeling. It also provides search tools that allow users to search for specific businesses by area of expertise or product or service category.
Services and Features for Users
News and Media
The real estate websites offer an extensive source of news and other content related to China’s real estate industry, consolidating news feeds from sources such as China Beijing TV Station, China News, China Daily, Nanfang Daily Group, Xinhua Net and Xinhua News Agency. Through the real estate websites, users have easy access to regularly updated real estate-related news from a large portfolio of reliable national and local sources and varying points of view. In addition, we produce online shows with industry celebrities, featuring business leaders, government officials and scholars to discuss trends and current events in China’s real estate industry. Internet users can interact with program guests on a real-time basis through our real estate websites. We believe these online shows provide an effective way to enhance the our SINA Leju brand and leadership in the real estate industry while attracting interested consumers to its real estate websites.

Real Estate Property Database and Search Tools
With on-the-ground capabilities across China and database support from our CRIC system, we have developed a comprehensive nationwide database of online real estate property listings covering over 83 cities in China as of December 31, 2009.
Various query criteria, such as pull-down lists for “city,” “district,” “price range” and “number of rooms,” help users narrow their search to specific types of properties. Upon specifying the query parameters and hitting the search button, users are directed to a webpage listing available properties as well as basic information about each individual property, including the location, average quoted selling prices, number of rooms and source of the listing. Users may also access the detailed information on a particular real estate property by clicking on the location of such development on an electronic map of the relevant city.
The comprehensive property listing database provides individual consumers a valuable source of real estate information regarding primary, secondary and rental properties by allowing individual consumers interested in a specific real estate property to “self-appraise” the value of such property and retrieve price information of comparable properties located in the same or similar neighborhood in which such property is located. Since most cities in China lack residential appraisal services through which individual consumers can obtain the appraised value of a specific real estate property, we believe that our offering of CRIC’s comprehensive property database contributes to the attractiveness of our real estate websites, which in turn increases website traffic and our ability to sell more online advertising to real estate advertisers.
Online Interactive Community-Oriented Services
Our real estate websites offer various online interactive community-oriented services that allow users to share personal, anecdotal and other information regarding different aspects of the real estate industry, specific development projects and residential communities, and other subjects. Such services include, among others, electronic bulletin board service forums, a blog platform for users interested in China’s real estate market to read and publish original writings, and a podcasting platform allowing users to upload, publish and manage their audio-visual information. We believe that the online interactive community-oriented services offered by the real estate websites are an effective way to create virtual communities of users with a common interest in real estate-related topics and offer more view points on various residential properties and communities across the country, which help foster user loyalty and increase website page views.
Offline Events, Activities and Leju Elite Club Membership
We periodically organize offline events and activities for buyers and potential buyers of real estate properties, furniture and home decoration materials, such as site visits to development projects and bulk purchases of real estate properties, furniture and home decoration materials. Participants often enjoyed discounts or other preferential treatment from developers and suppliers. Such interactive activities can effectively enhance our relationship with the real-estate participants as well as increase the attractiveness of our websites. In addition, we offer a Leju Elite Club membership, a free registration service that allows members to receive regular newsletter via email or short messages on real estate news and promotional updates. We collaborate with commercial banks in the issuance of credit cards to Leju Elite Club members. We also offer an online user hotline to respond to questions from Leju Elite Club members.
Advertising Offerings for Clients
Our online real estate business generates substantially all of the revenues from sales of online advertising. Our real estate advertising offerings are targeted at participants in China’s real estate industry. Real estate advertisers on the real estate websites primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

Our real estate advertising offerings include online advertising, sponsorship arrangement and virtual showroom. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA’s websites, in particular formats, such as banners and logos, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Virtual showroom is a product that allows Internet users to navigate through a virtual version of the property for sale and access live pre-sales support from the developer from our real estate websites. Online advertising and sponsorship arrangements account for the majority of our revenues from online advertising business that is directly operated by us. In addition, our real estate advertising also includes revenue from hosting arrangements, which are derived from outsourcing certain regional sites to local business partners. Revenues from hosting arrangements are on a fixed fee and recognized ratably over the term of the contract.
Our Other Online Real Estate Business
We have integrated our previously owned online real estate business, including the following websites, with that we acquired from SINA:
dichan.sina.com.cn. Previously known as www.dichan.com, this website was launched in January 2009. It leverages the information in our CRIC system and the expertise of our research staff, and is designed to be an online information center for real estate industry professionals. It provides real estate-related news and statistical data, a real estate knowledge library that contains various research reports, an online community that includes both interest-based forums and blogs, and an online business-to-business marketplace. Much of the information presented on this website, such as real estate-related news, statistical data and research reports, comes from the CRIC system. A number of our research professionals also write regular columns and blogs for this website.
fangyou.sina.com.cn and www.fangyou.com. SINA Fangyou Online, previously known as Fangyou Online, at fangyou.sina.com.cn and www.fangyou.com, is designed specifically for real estate agents and brokers to establish online shop fronts, list secondary properties for sale or for rent, manage their listings and exchange information with each other. The www.fangyou.com website was initially developed by Fangyou Software, a software company specializing in the development of software management systems for real estate agencies and brokerages. We acquired Fangyou Software in July 2009. Its software management systems are being used by approximately 20,000 real estate agencies and brokerages in China. Leveraging its existing user base, Fangyou Software launched Fangyou Online in 2008. In addition to allowing registered users to list secondary property information, we have also built our own database of secondary properties for sale or for rent and post such information on the website. Since being integrated with the online real estate business we acquired from SINA, we have set up additional functions to allow individual consumers to post their secondary properties for sale on the website, and added Q&A contents relating to real estate purchase, sale and rental to help users understand local real estate rules and regulations, obtain mortgage rate information and provide tools for mortgage and tax calculations.
business.dichan.com. This website, previously known as www.winfang.com, is designed to be an online business-to-business marketplace primarily for suppliers and service providers to the real estate industry. Registered users can post information about their products and services, including written descriptions, pictures and photographs. Real estate developers can browse or conduct searches on the website looking for potential suppliers and service providers. This website was previously operated by Guangzhou Integrated, a provider of real estate consulting and training services that we acquired in October 2008, and has now been integrated into dichan.sina.com.cn.
Clients
Clients for our data subscription services primarily consist of real estate developers. In addition, we also serve banks, insurance companies, institutional investors and other financial institutions and appraisers that require real estate market and transaction information to provide their services. Other subscribers include academic and research institutes and national and local governmental agencies that are interested in the macroeconomic implications of our data, and those in the home design industry or the media industry that are interested in the demographics and real estate statistics and data for a targeted area. Clients for our data integration services and consulting services are primarily real estate developers.

For national and regional real estate developers, we have generally maintained business relationships with their local subsidiaries or branches. We enter into different contracts with the local subsidiaries or branches of a developer. The formation or termination of a contract between us and a local subsidiary or branch of a developer generally would have no significant impact on our business relationships with the other subsidiaries or branches of the same developer. In limited cases, such as our relationship with Evergrande that is described below, our business relationships are maintained primarily with the headquarters of the real estate developers.
Despite our limited operating history, we have successfully secured material contracts with several major developer clients in recent years. In December 2007, we entered into a strategic cooperation agreement with a term of one year with Evergrande, a large developer in China, and renewed the agreement for another one year term in December 2008. In December 2009, we were engaged as the exclusive provider of real estate information system and market consulting services to 47 of Evergrande’s real estate projects under development and a certain land acquisition project. For each of the projects for which Evergrande has engaged us for information and market consulting services or land acquisition consulting services, our subsidiary, Shanghai CRIC, entered into a real estate information and market consulting service agreement with a project development company owned by or affiliated with Evergrande.
In August 2009, we entered into a service agreement with Shanghai Jinluodian Development Co., Ltd., a land developer in China. Under this agreement we were engaged to market and identify potential buyers for a piece of land that Shanghai Jinluodian Development Co., Ltd. intended to sell through bidding process. Shanghai Jinluodian Development Co., Ltd. successfully entered into a transaction with a buyer for such land through our services, and we charged a certain percentage of the transaction value as the service fee.
Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd. accounted for 29.7% and 11.3% of our total revenues for the year ended December 31, 2009. No other clients accounted for more than 10% of our total revenues during such period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Real Estate Information, Consulting and Advertising Services—To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or cause large fluctuations in our revenues, which may make it difficult to predict our future results of operations.”
We sell advertising through both advertising agencies and our direct sales force. A significant majority of our online advertising revenues have been derived from sales through advertising agencies. From the date when we acquired SINA’s online real estate business through the end of 2009, our three largest advertising agencies contributed approximately 70% of our online advertising revenues.
Sales and Marketing
As of December 31, 2009, we had 417 sales, marketing and customer support employees located in our head office in Shanghai and branch offices in 33 cities. The sales staff, which also include customer support employees, are responsible for selling to prospective clients, training new and existing clients, providing ongoing customer support to CRIC database subscribers, renewing existing client contracts, and identifying cross-selling opportunities. In addition, our sales staffs have primary front line responsibility for customer care. We achieve sales primarily through the direct one-on-one sales efforts of our sales employees, who conduct targeted visits to potential clients located in their cities on a daily basis. For large developers, our sales staff in the head office and in branch offices in cities where a targeted developer has, or is contemplating to start, active projects often make joint efforts to promote our services. We set sales targets for the head office and each branch office and set aside a portion of our annual revenue as bonuses to reward our sales staff.

Our sales strategy is to aggressively attract new clients, while promoting additional, value-added services to existing clients. For example, for those clients that have subscribed only to our data subscription services, we actively promote our data integration services and related consulting services. Once we have identified a prospective client, one of our most effective sales techniques is a demonstration of the CRIC system. In addition, we also provide intensive training to our sales force so that they can possess and demonstrate the industry expertise necessary to win the confidence of prospective clients. When we began a nationwide initiative to promote subscriptions to our CRIC system in September 2007, we used a six-month free trial period as an incentive to win paid subscriptions.
We employ a variety of marketing methods to enhance our brand recognition and attract clients, including:
•	encouraging our real estate research professionals, especially those who are recognized industry experts, to gain positive media exposure by speaking with the media on real estate-related issues within their expertise, which we believe is a cost-effective way to generate positive coverage of our company and our services;
•	participating in real estate industry forums, conferences and other events;
•	organizing seminars and workshops, in conjunction with the E-House Research and Training Institute, for real estate developers and other participants in the real estate industry; and
•	client referrals.
As we further expand our operations, we plan to engage in additional marketing and advertising activities to promote our brand recognition and attract new clients, including advertising in real estate industry publications and key word advertising with leading Internet search providers in China.
Seasonality
Our revenues and net income from our real estate information and consulting business, offline and online real estate business have historically been substantially lower during the first quarter than other quarters due to the Chinese New Year holidays.
Competition
The real estate information and consulting services sector in China is at an early stage of development and highly fragmented. While we face competition in each line of real estate information and consulting services we offer, we believe none of our competitors possesses as comprehensive a real estate information database or as large a team of real estate research professionals as we do.
In the real estate information services sector, we compete with both national and local real estate information service providers, including soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting services market, we compete with international real estate consulting companies, such as DTZ, CB Richard Ellis and Jones Lang LaSalle, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands. Competition in the real estate information and consulting services sector is primarily based on:
•	quality and depth of the underlying database, including the accuracy and timeliness of the data, breadth of geographic coverage, its ease of use, flexibility and functionality, and services offered;
•	industry expertise and reputation of the research and consulting professionals;
•	quality and breadth of the services offered;

•	client service and support;
•	brand recognition; and
•	overall client experience.
While some of our competitors may have more financial and other resources than we do, we believe the combination of our proprietary CRIC system and our team of experienced and dedicated research staff distinguishes us from our existing and potential competitors and allows us to compete effectively in the marketplace.
With regard to our real estate advertising design business, we compete primarily with local advertising design companies. Our real estate advertising resale business competes primarily with national and local advertising agencies.
We currently operate one of the largest real estate Internet businesses in China. The main existing and potential competitors of our real estate Internet business include:
•	other general Internet portals, such as Sohu.com, that offer competing real estate-related content and that compete for online real estate advertising spending;
•	vertically-integrated real estate Internet portals such as Soufun.com;
•	specialized websites focusing on real estate agents, brokers, suppliers and service providers;
•	local websites focusing on the real estate market in single cities;
•	traditional advertising media such as general purpose newspapers, magazines, television and outdoor advertising that compete for overall advertising spending; and
•	specialized media such as real estate magazines and newspapers that focus on, or have sections on, real estate-related products and services.
Our real estate Internet business competes with its competitors primarily based on the volume of website traffic, the quality and quantity of real estate listings and other information content, geographic coverage, service offerings and online advertising clients. We also compete for qualified employees with experience in sales, real estate, home products and services, and Internet industries. Some of our competitors may have a longer operating history, more human and financial resources, and greater access to capital markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Online Real Estate Business—If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.”
Employees and Training
We had 420, 947 and 1,907 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number and percentage of our employees by functional area as of December 31, 2009. We consider our relations with our employees to be good.

	Number of
Functional Area	Employees	% of Total
Data collection	247	12.9
Real estate research	282	14.8
Sales and customer support	281	14.7
Consulting	157	8.2
Advertising services	204	10.7
Online services	507	26.6
Information technology	43	2.3
General and administrative	186	9.8

Total	1,907	100.0

We have established policies and procedures for the recruitment, training and evaluation of our employees. We place special emphasis on the training of our employees, whom we consider to be our most valuable assets. All newly hired employees must undergo intensive training during their three-month probation period. We also invite outside experts, including experts from the E-House Research and Training Institute, to provide ongoing classroom training to our employees. Each department must prepare detailed annual training plans for its employees based on the particular needs of such department. The human resources department is responsible for implementing the training plans, including engaging trainers, preparing training materials, selecting training venues and collecting feedback. We conduct annual performance evaluations for all employees and use both performance-based bonuses and job promotions as incentives to encourage good performance.
Facilities
Our headquarters are located in Shanghai, China, where we lease approximately 7,100 square meters of office space. As of December 31, 2009, our subsidiaries and branches in 33 cities leased an aggregate of 20,700 square meters of office space.
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Regulation
Regulation of Real Estate Services Industry
The principal regulations governing the real estate services industry in China include the Law on Administration of Urban Real Estate issued by the Standing Committee of the National People’s Congress in July 1994, as amended, and the Provisions on the Administration of Urban Real Estate Intermediary Services promulgated by the Ministry of Construction, the predecessor of the Ministry of Housing and Urban-Rural Development, in January 1996, as amended. Under these regulations, real estate services refer to real estate consulting services, real estate appraisal services and real estate brokerage services.
Establishment and Operation of Real Estate Consulting Services Companies
Under PRC laws, a real estate consulting service company is required to obtain a business license from the State Administration for Industry and Commerce or its competent local branch before it can commence business. In addition, a real estate consulting services company is required to file with the local real estate regulatory authorities at the county level or above within one month after obtaining its business license. Penalties for non-compliance include the imposition of fines and injunctions against providing illegal services.
The Provisions on the Administration of Urban Real Estate Intermediary Services set forth the basic requirements for setting up and operating real estate consulting enterprises. Pursuant to these provisions, personnel engaged in the real estate consulting business must be professionals who have real estate-related credentials or meet certain education requirements and possess professional titles relating to real estate consulting and have obtained certain certificates by passing relevant examinations. The number of such professionals in an enterprise engaged in the real estate consulting business must exceed 50% of its total number of employees. These requirements imposed by the provisions may restrict our ability to hire the number of qualified personnel we need to conduct or expand our business.
Foreign Investments in the Real Estate Consulting Business
Pursuant to the Foreign Investment Industrial Guidance Catalogue, which became effective on December 1, 2007, the real estate consulting business, as one category of real estate intermediary services, is among the restricted foreign investment industries. The categorization of a business among the restricted foreign investment industries subjects the business to enhanced regulatory requirements. A real estate consulting business may be 100% foreign-owned.

Regulations on Internet Information Services
The provision of content on Internet websites is subject to PRC laws and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including the Ministry of Industry and Information Technology and the State Administration for Industry and Commerce.
Pursuant to the PRC Regulations on Telecommunication and the more recent Administrative Measures on Operation Licenses for Telecommunication Businesses, which took effect on April 10, 2009, telecommunication services are divided into two categories, namely basic telecommunication services and value-added telecommunication services. Internet information services are classified as value-added telecommunication services and a commercial operator of such services must obtain a value-added telecommunication business operating license from the relevant governmental authorities in order to conduct any commercial Internet content provision operations in China.
Internet information services are regulated by the Administrative Measures on Internet Information Services, which define “Internet information services” as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. Internet information service providers that provide commercial services are required to obtain an operating license, or ICP license, from the Ministry of Industry and Information Technology or its relevant provincial counterparts. The Administrative Measures on Internet Information Services also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters shall first obtain approval from or make a filing with the competent governmental authorities of the relevant industry as required by relevant laws and regulations.
Pursuant to the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services issued by the predecessor of the Ministry of Industry and Information Technology, a PRC entity engaged in Internet information services, or its shareholders, must be the owner of the domain names and trademarks it uses for its Internet information services.
Foreign Investments in Internet Information Services
The Rules for the Administration of Foreign Investment in Telecommunication Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. However, for a foreign investor to hold any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.
The Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services reiterates certain provisions under the Rules for the Administration of Foreign Investment in Telecommunications Enterprises. According to the circular, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. Under the circular, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct telecommunications business illegally in China.

Our PRC subsidiaries, which are foreign-invested enterprises under the PRC law, may not carry out commercial operation of Internet information services in China. We currently provide real estate-related Internet information services through our contractual arrangements with Beijing Leju and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Beijing Leju.”
In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structure of Beijing Leju is in compliance with existing PRC laws and regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which establish the corporate structure for operating our real estate Internet business, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations and will not result in any violation of current PRC laws or regulations.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government determines that the agreements which establish the structure for operating our real estate Internet business do not comply with PRC government restrictions on foreign investment in the Internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate Internet business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.”
Information Security and Confidentiality of User Information
Internet activities in China are also regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security, activities conducted through the Internet are subject to the PRC Criminal Law.
The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in leaks of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have authority to supervise and inspect domestic websites in this regard. If an Internet information service provider violates these measures, the PRC government may revoke its license and shut down its website.
The security and confidentiality of Internet users’ information are also regulated in China. The Administrative Measures on Internet Information Service require Internet information service providers to maintain an adequate system that protects the security of users’ information. The Regulations on Technical Measures of Internet Security Protection require Internet information service providers to utilize certain technical measures for Internet security protection.
Certain Licenses and Approvals Required for Internet-Based Businesses
Internet-based businesses in China are highly regulated by the PRC government. Various PRC regulatory authorities, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet-based businesses.
Internet Publishing
I Provisional Rules for the Administration of Internet Publishing define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include (i) content or articles formally published by press media such as books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these rules, web portals operators are required to apply to and register with the General Administration for Press and Publication before distributing Internet publications.

Online News Publishing
The Provisional Regulations for the Administration of Website Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services stipulate that general websites set up by non-news organizations may list news released by certain governmental news agencies if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere. The regulations also require the general websites of non-news organizations to be approved by the State Council Information Office before they commence their news-publishing services.
Electronic Bulletin Board Services
The Administrative Regulations on Internet Electronic Bulletin Board Services require Internet information services providers that also provide online bulletin board services to apply for, and obtain approval from, the local telecommunications authorities, if they are commercial Internet information services providers, or to file with the local telecommunications authorities if they are non-commercial Internet information services providers.
Online Transmission of Audio-Visual Programs
The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through Internet. An applicant who is engaged in the business of transmitting audio-visual programs through Internet shall apply for a license from the State Administration of Radio, Film and Television. Foreign-invested enterprises are not allowed to engage in the above business.
Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective on January 31, 2008, any entity engaged in Internet audio-visual program services must obtain a license from State Administration of Radio, Film and Television or register with State Administration of Radio, Film and Television. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the State Administration of Radio, Film and Television. The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately-owned website operators are eligible to apply for Internet audio-visual program service licenses from the State Administration of Radio, Film and Television, if they have been engaged in Internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial Internet information services or filed for non-commercial Internet information services.
Regulations on Advertising Services
Foreign Investments in Advertising
Under the regulations governing foreign investment in the advertising industry, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China as their main business are allowed to establish an joint venture with domestic advertising enterprises to operate an advertising business in China.

Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries are currently ineligible to apply for the required advertising services licenses in China. Our real estate advertising business is currently mainly provided through our contractual arrangements with our consolidated affiliated entity, Tian Zhuo, and its subsidiaries in China. Our subsidiary, Shanghai CRIC, has entered into a series of contractual arrangements with Tian Zhuo and its shareholder. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.” We also provide real estate advertising business through our contractual arrangements with Beijing Leju and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Beijing Leju.”
In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structure of Tian Zhuo is in compliance with existing PRC laws and regulations;
•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which establish the corporate structure for operating our real estate Internet business, are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations.
However, the enforceability of the equity pledge agreement under which the shareholders of Tian Zhuo pledged their equity interests in Tian Zhuo is subject to registration with the relevant government authority, and we cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate Internet business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.”
Advertising Services
The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisement on Internet, certain local administration for industry and commerce may require such enterprise to apply for a business scope of placing online advertisement on the website. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

Advertising Content
PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
Operational Matters of the Advertising Business
Under the PRC Advertising Law, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before we can deliver or place its advertisements.
Regulations on Software Development Activities
The Administrative Measures on Software Products, promulgated by the Ministry of Industry and Information Technology on March 1, 2009, which became effective on April 10, 2009, regulate the development and sale of computer software, software embedded in information systems or equipment provided to users, and computer software in conjunction with computer information systems integration or application services or other technical services in China. The measures prohibit the development, production, sale, export or import of software products that infringe third-party intellectual property rights, contain computer viruses, endanger the safety of computer systems, do not comply with applicable software standards of the PRC, or contain content prohibited by PRC laws and administrative regulations. Software registration institutions entrusted by the local software industry administrative departments are in charge of examining applications for software registration before submitting the application materials to the local software industry administrative department and the Ministry of Industry and Information Technology for filing. The Ministry of Industry and Information Technology will make an announcement regarding software products that have undergone filing and recordation formalities. If no objection is raised during the announcement period, the software product will be registered. The registration is valid for a five-year period and can be renewed.
Regulations on Intellectual Property Rights
Trademarks
The PRC Trademark Law and its Implementation Regulation give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Copyrights
The PRC Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner’s approval is subject to civil liability. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is prima facie proof of registered copyright ownership.
Trade Secrets
Under the PRC Anti-Unfair Competition Law, trade secrets refer to technical and business information which are not known to the public, capable of bringing economic benefits to the information proprietor, of utility to the information proprietor, and under confidentiality measures taken by the information proprietor. It will be an infringement on trade secrets if a person: (i) obtains trade secrets by theft, inducement by benefits, duress or other improper means; (ii) discloses, uses or permits others to use trade secrets obtained by the means listed in (i); (iii) discloses, uses or permits others to use trade secrets in his possession in breach of the agreement with, or the requirements of, the information proprietor for protecting the trade secrets; or (iv) obtains, uses or discloses trade secrets if he knows or ought to know such trade secrets were obtained through the illegal activities described above.
Regulations on Foreign Currency Exchange
The RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.
Pursuant to the PRC Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC or deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.
Enterprises in China, including foreign-invested enterprises, that require foreign exchange for transactions relating to current account items, may, without the approval of the SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, upon presentation of valid receipts and proof. Foreign-invested enterprises that need foreign currencies for the distribution of profits to their shareholders, and Chinese enterprises that, in accordance with regulations, are required to pay dividends to shareholders in foreign currencies, may with the approval of board resolutions on the distribution of profits, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks. Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to restrictions and prior approval from, or registration with, the SAFE or its competent branch as required by law.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
Pursuant to applicable PRC regulations on foreign debts, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of the SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
Pursuant to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”
Our PRC subsidiaries, such as Shanghai CRIC, are foreign-invested enterprises subject to the regulations discussed above.
Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to a SAFE notice that became effective as of November 1, 2005, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of a special purpose company. A special purpose company refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. The notice applies retroactively. As a result, PRC residents who had established or acquired control of such special purpose vehicles that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the special purpose company; (2) the overseas funding of the special purpose company has been completed; (3) there is a material change in the capital of the special purpose company. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.
Regulations on Employee Share Options
Under applicable SAFE rules, PRC citizens who are granted shares or share options by an overseas listed company pursuant to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. For instance, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules after the listing of our ADSs on the NASDAQ Global Select Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
Regulations on Dividend Distributions
Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our wholly-owned PRC subsidiaries including Shanghai CRIC.

G. Organizational Structure
The following diagram illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

(1)	Prior to the completion of acquisition of SINA’s online real estate business, we and SINA held 34% and 66% equity interests in COHT, respectively. Pursuant to a share purchase agreement we entered into with SINA on July 23, 2009 and amended on September 29, 2009, we acquired SINA’s 66% equity interest in COHT and became the 100% shareholder of COHT on October 21, 2009.

(2)	Shanghai CRIC also wholly owns Wuhan CRIC Information Technology Co., Ltd. and Chengdu CRIC Information Technology Co., Ltd., which are not illustrated in this diagram.

(3)	Tian Zhuo is a consolidated affiliated entity established in China in 2008 and is 90% owned by Mr. Xin Zhou, who is also our co-chairman and chief executive officer and the executive chairman of E-House, and 10% owned by Mr. Xudong Zhu, our director. We effectively control Tian Zhuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.”

H. Property, Plants and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 7,100 square meters of office space. As of December 31, 2009, our subsidiaries and branches in 33 cities leased an aggregate of 20,700 square meters of office space.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
I. Operating Results
Overview
We are a leading provider of real estate information, consulting, advertising and online services in China. According to the Frost & Sullivan Report, in 2009, we were the largest provider of real estate information and consulting services in China in terms of market share. We also operate a leading real estate Internet business in China which prior to October 2009 was majority-owned and operated by SINA, a leading online media company in China.
We operate our proprietary CRIC system, which is an advanced and comprehensive real estate information database and analysis system. As of December 31, 2009, our CRIC system contained detailed data on over 48,500 developments or buildings and over 39,700 parcels of land for development in 75 cities throughout China. Prior to July 2006, our CRIC system had been used as an internal resource to support E-House’s real estate agency and brokerage services as well as information and consulting services. We began to commercialize the CRIC system by selling subscriptions in July 2006 and have generated revenues from our real estate information services since then. We began offering and generating revenues from real estate consulting services in 2002. Such services were provided through various subsidiaries of E-House prior to 2006 and, since 2006, have been provided through our main operating subsidiary, Shanghai CRIC.
Capitalizing on our proprietary CRIC system and our dedicated real estate research and development team, we provide a broad range of real estate-related services, including subscription-based information services, customized consulting services and, since 2008, advertising services and real estate websites serving different industry participants. We generate revenues from subscription fees for our real estate information services, consulting fees for our real estate consulting services and fees for our real estate advertising design and sales services as well as from sales of online real estate advertising. Our major clients primarily include real estate developers in China.
Immediately upon the completion of the initial public offering in October 2009, we acquired SINA’s online real estate business and SINA became a significant shareholder of our company. The online real estate business acquired from SINA operates a leading real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites covering 83 cities across China as of December 31, 2009.
Our total revenues grew from $8.2 million in 2007 to $50.0 million in 2008 and $95.7 million in 2009. Our operating costs and expenses increased from $5.9 million in 2007 to $22.7 million in 2008 and $60.9 million in 2009. Our net income attributable to CRIC shareholders was $2.1 million in 2007, and increased to $22.2 million in 2008 and $55.6 million in 2009.
In connection with our acquisition of SINA’s online real estate business, we acquired certain intangible assets from SINA and granted options to certain employees of SINA who joined us. As a result, we incurred substantial non-cash charges arising from amortization of intangible assets recorded at fair value and share-based compensation, which amounted to $7.2 million in 2009. We anticipate such non-cash charges will continue to materially and adversely affect our results of operations.

Factors Affecting Our Results of Operations
Our operating results are subject to general conditions typically affecting the real estate services industry in China, including:
•	changes in governmental policies and laws affecting real estate and real estate financing;
•	economic growth and development across different regions of China;
•	supply of and demand for housing and other types of property in local markets;
•	government policies on online advertising;
•	the perceived effectiveness of online advertising as compared to advertising in more traditional media;
•	entry barriers and competition from other real estate services companies; and
•	increases in operating costs and expenses due to inflation and other factors.
Unfavorable changes in any of these general conditions could negatively affect real estate transaction volume and developers’ demand for project-related consulting services and online advertising services and otherwise materially and adversely affect our results of operations. However, our operating results are more directly affected by company-specific factors, including our revenue growth and our ability to effectively manage our operating costs and expenses.
Revenues. In 2007, 2008 and 2009, we generated total revenues of $8.2 million, $50.0 million and $95.7 million, respectively. Following the acquisition of Tian Zhuo in 2008 and the acquisition of SINA’s online real estate business in 2009, we have derived our revenues from three segments: (1) real estate information and consulting services, (2) real estate advertising services, and (3) online real estate services. Revenues from our real estate information and consulting services accounted for over 98% of our total revenues in 2008, but fell to 71% of our total revenues in 2009 as revenues from our offline and online real estate advertising services grew significantly in 2009. Our revenues are presented net of PRC business taxes and related surcharges.
Real Estate Information and Consulting Services. We began to sell subscriptions to our proprietary CRIC system in the second half of 2006. These subscriptions allow subscribers to search information in our CRIC system and generate analytical reports. At the beginning of 2009, we launched an upgraded version of the CRIC system, CRIC 2009, which allows subscribers to access the CRIC system through Internet from their own computers by installing a logon interface software. Given that each subscriber account can only be used on one computer, clients that require access to our system from multiple computers need to set up and pay for multiple subscription accounts. Subscription fees vary depending on the number of terminals and number of cities covered. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. We are investing our resources in the development of more premium and customized subscription packages. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and unit subscription fees. The number of subscriptions we sell is in turn affected by the number of active real estate projects and developers at any given time as well as by our marketing and brand promotion efforts and the quality and usefulness of our database. We continually update and expand the information in our CRIC system, both by adding more data on projects in the cities that we cover and by increasing the number of cities that we cover, in order to meet our clients’ needs on a timely basis.

We provide real estate consulting services to customers in relation to land acquisition and property development. In certain instances, we agree to a consulting arrangement under which payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. The timing of recognition may cause fluctuations in our quarterly revenues if all of the revenues under a contract are recognized at one point in time. In other instances, we provide services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.
Revenues from our real estate consulting services are significantly affected by the number of major real estate developer clients we have and the scope and depth of consulting services they require from us. Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationships with Evergrande and Shanghai Urban Development (Group) Co., Ltd., we maintain the business relationship with the headquarters of the real estate developer.
Despite our limited operating history, we have successfully secured material contracts with several major developer clients in recent years. In December 2007, we entered into a strategic cooperation agreement with a term of one year with Evergrande, a large developer in China, and renewed the agreement for another one year term in December 2008. In December 2009, we were engaged as the exclusive provider of real estate information system and market consulting services to 47 of Evergrande’s real estate projects under development and a certain land acquisition project. For each of the projects for which Evergrande has engaged us for information and market consulting services or land acquisition consulting services, our subsidiary, Shanghai CRIC, entered into a real estate information and market consulting service agreement with a project development company owned by or affiliated with Evergrande.
In August 2009, we entered into a service agreement with Shanghai Jinluodian Development Co., Ltd., a land developer in China. Under this agreement we were engaged to market and identify potential buyers for a piece of land that Shanghai Jinluodian Development Co., Ltd. intended to sell through bidding process. Shanghai Jinluodian Development Co., Ltd. successfully entered into a transaction with a buyer for such land through our services, and we charged a certain percentage of the transaction amount as the service fee.
The above-mentioned clients have contributed a substantial portion of our revenues due to the large size of their contracts with us. As we continue to pursue strategic relationships with major developers and seek to secure additional major consulting projects, a limited number of clients may, in future periods, also contribute a substantial portion of our revenues, but they may not be the same clients that contributed a significant portion of our revenues in prior periods. Sky East Resources Ltd. is an example of clients that contributed large portions of our revenues in 2008 but that did not seek further services from us in 2009, which we believe is a normal feature of our business as developers’ consulting needs tend to fluctuate due to the long real estate project development cycle or changes in their level of activity on real estate development projects. Since we are simultaneously seeking to expand our client base and diversify our sources of revenues to grow our overall revenues generally, how large a proportion of our revenues are contributed by certain clients in the future will continue to depend on how successful we are in securing disproportionately large contracts with certain clients. As we diversify our sources of revenues, for example by generating revenues from sales of online real estate advertising, it is possible that our revenues will continue to grow while the percentage of revenues contributed by one or more clients may decrease. However, if we secure a major contract in a certain period, it may contribute a large portion of our revenues in that period regardless of whether our other sources of revenue are growing or not.

Our top three developer clients in 2008, namely Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in such period, while no other clients accounted for more than 10% of our total revenues during such periods. Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd. accounted for 29.7% and 11.3% of our total revenues in the year ended December 31, 2009. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Real Estate Information, Consulting and Advertising Services—To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or contribute to large fluctuations in our revenues, which may make it difficult to predict our results of operations from period to period.”
Real Estate Advertising Services. We began offering real estate advertising design and resale services to real estate developers in 2008 through our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. In September 2008, we acquired a 60% interest in Wushi Advertising, which provides real estate advertising design services to developers.
We currently provide real estate advertising design services in 11 cities in China. In addition, beginning in 2009, we started providing advertising resale services by making wholesale purchases of advertising space in print and other media in Shanghai and reselling them to our developer clients. Revenues from our advertising design services are significantly affected by real estate market conditions, our ability to generate creative and effective advertising designs to meet our developer clients’ needs, and our marketing efforts. Revenues from our advertising resale services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.
Online Real Estate Services. We provide online real estate services through COHT. COHT generates revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising allows advertisers to place advertisements on particular areas of our websites and SINA’s non-real estate channels in particular formats, such as banners and logos, and over particular lengths of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites and SINA’s non-real estate channels in exchange for a fixed payment over the contract period. As is customary in the advertising industry, we offer rebates to advertising agencies if they achieve certain revenue targets. Revenues are recognized net of these agency rebates. For the period from the date when we acquired SINA’s online real estate business to December 31, 2009, a substantial majority of our advertising revenues were derived from sales to advertising agencies, with approximately 70% of the revenues attributable to sales to the top three advertising agencies, namely Beijing Jiahua Hengshun Media Advertising Company Limited, Shanghai Hongbo Culture Communication Company Limited and Shanghai Xindu Advertising Media Company Limited. Our online advertising revenues also include revenues from hosting arrangements, which are derived from outsourcing certain regional websites to local business partners for a fixed term.
We believe that demand for advertising on real estate-related websites comes primarily from real estate developers. Real estate market conditions will affect both the number of new real estate development projects and the willingness of developers to spend money advertising those projects. The demand among potential purchasers and renters for access to real estate listings and other information on real estate will help drive website traffic, and this demand will be affected by the need for housing, the affordability of housing and expectations about returns on investments in real estate. Website traffic affects the rates that we can charge advertisers by serving as an indicator of the popularity of the website and its ability to deliver the advertisement to the target audience. Historically, in China’s online real estate advertising market, the first quarter is usually slower than the other three quarters due to the Chinese New Year holidays.
Cost of Revenues. Our cost of revenues for real estate information and consulting services primarily consists of expenses incurred to develop, maintain and update our CRIC system, including the cost to purchase or license data from third-party sources, personnel-related costs and associated equipment depreciation. We must continually revise the data on the cities that we cover because the market is always changing and our subscribers demand up-to-date information. Expanding the geographical coverage of our CRIC system to a new city tends to increase our cost of revenues before it increases our revenues, as we incur upfront costs to purchase or generate additional data to make the database attractive and useful to developers in that city, and it also increases our costs for updating the data on the system going forward. Our growth also causes us to incur more costs for system maintenance as the number of subscribers using our CRIC system increases.

Cost of revenues for real estate advertising services includes fees paid to third parties for services directly related to advertising design and the cost incurred to acquire advertising space to resell.
Cost of revenues for online real estate services consists of costs associated with the production of websites, including fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets and equipment depreciation, and the fees paid to SINA for advertising sales on SINA’s non-real estate channels under an advertising agency agreement with SINA. Under such agreement, COHT has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to SINA based on the amount of advertising sold. If COHT sells advertising on SINA’s non-real estate channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The term of the advertising agency agreement is ten years.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees, consultant expenses, costs associated with enhancement to and maintenance of websites, new product development and product enhancements, sales commissions, marketing and advertising expenses, travel expenses, rental expenses, among others. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. We expect that our selling, general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.
Share-Based Compensation Expenses. Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted a share incentive plan and have granted options and restricted shares under the plan. We recognize share-based compensation expense over the vesting period of the award based on the fair value of the award on the grant date, net of expected forfeitures. A change in the amount of share-based compensation expenses will primarily affect our net income, earnings per share and operating expenses.
The following table summarizes the options and restricted shares we granted to our directors, officers and employees and certain of E-House’s employees that remain outstanding as of March 13, 2010.

	Number of Restricted Shares/Ordinary
Grant Date	Shares Underlying Options Granted		Exercise Price
January 1, 2009	5,364,914	(1) (2)	$3.00
July 15, 2009	1,039,000	(3)	$6.00
July 30, 2009	300,000		$6.00
September 24, 2009	1,284,500		$8.00

(1)	Options to purchase 756,000 ordinary shares granted on January 1, 2009 were later modified on July 15, 2009. The number of these options was reduced to 251,500 and the vesting schedule was shortened to one to two year from two to four year subsequent to the original grant date.

(2)	250,000 of these options were surrendered for cancellation on July 30, 2009, in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(3)	50,000 of these options were surrendered for cancellation on July 30, 2009, in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.
We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 3.22% weighted average risk-free rate of return, 10 years of contractual life of option, 71.79% weighted average estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $3.72 per share. For the year ended December 31, 2009, we recorded compensation expense of $3.7 million for the share options granted to our employees and recorded dividends to E-House of $1.0 million for the options granted to E-House’s employees.

We recorded the dividends to E-House of $148,056 for restricted shares granted to E-House’s employees for the year ended December 31, 2009.
Determining the fair value of options and ordinary shares requires making complex and subjective judgments. In assessing the fair value of our ordinary shares prior to our initial public offering, we considered the following principal factors:,
•	the nature of our business and the contracts and agreements relating to our business;
•	the global economic outlook in general and the specific economic and competitive elements affecting our business;
•	the nature and prospects of the real estate service industry in China;
•	the growth of our operations; and
•	our business risks.
We used the income approach to assess the fair value of our ordinary shares as of the date of option grant on a contemporaneous basis. The income approach resulted in a fair value of our ordinary shares at $2.90, $6.89 and $7.43 per share as of January 1, July 15 and July 30, 2009, respectively.
The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used by the independent appraiser in deriving the fair value of our ordinary shares were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of January 1, July 15 and July 30, 2009 included the following:
•	weighted average costs of capital of 21.41%, 18% and 18% were used for options granted on January 1, July 15 and July 30, 2009, respectively. This was the combined result of the changes in risk-free rate and industry average beta and the decrease in our company-specific risks; and
•	discount for lack of marketability of 22.18%, 11.95% and 9.47% was used for options granted on January 1, July 15 and July 30, 2009, respectively. This took into consideration our then pending initial public offering.
We also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and real estate industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.
With respect to our options granted on September 24, 2009, an estimated fair value of our ordinary shares of $12.80 per share was used in connection with our determination of the fair value of the options granted on September 24, 2009.
In October 2009, after the completion of our initial public offering and our acquisition of SINA’s online real estate business, we granted options to purchase 3,609,000 of our ordinary shares to certain employees of SINA and COHT to replace the same number of options of COHT they held at that time. The terms of these options are similar to those of the options of COHT held by such employees. We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 2.47% average risk-free rate of return, 5.2 years of contractual life of option, 63.18% estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $11.44 per share. We recorded compensation expense of $2.2 million for the period from the date of acquisition of SINA’s online real estate business to December 31, 2009 and unrecognized compensation expense in the total amount of $25.5 million is expected to be recognized over a weighted-average requisite service period of three years commencing on January 1, 2010.

Other Income. We generate interest income from the cash and cash equivalents that we hold in bank accounts. The amount of interest is subject to prevailing interest rates. We may generate foreign exchange gain or loss if we hold U.S. dollar-denominated cash and cash equivalents in an entity with a different functional currency, such as the Hong Kong dollar (in the case of our BVI subsidiaries) or the RMB (in the case of our PRC subsidiaries).
Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax either. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations; prior to 2008, this rate had been 17.5%.
Prior to January 1, 2008, our subsidiaries and consolidated variable interst entities operating in the PRC were subject to enterprise income tax or foreign enterprise income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their taxable income. The new Enterprise Income Tax Law, which took effect on January 1, 2008, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where an enterprise meets the conditions for a tax incentive. Shanghai CRIC was granted High and New Technology Enterprise status in 2008 and is therefore entitled to a 15% tax rate for the years from 2008 through 2010, subject to its maintenance of its qualification as a High and New Technology Enterprise. Shanghai SINA Leju was granted Software Enterprise status in February 2009 and thus became qualified to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012, subject to annual review by the relevant tax authority.
Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.
Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial). Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividend payments are not subject to withholding tax in Hong Kong, Macau, the British Virgin Islands or the Cayman Islands.
Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”
Critical Accounting Policies
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue Recognition
We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
We provide real estate consulting services to customers in relation to land acquisition and property development. In certain instances, we agree to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, we provide services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.
We sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually 6 to 12 months.
When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC subscription period. When an arrangement includes both project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as we do not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. We have objective and reliable evidence of the fair value for the CRIC subscription service. As such, upon delivery of the consulting product, we defer the fair value of the remaining CRIC subscription and recognize the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
As a subsidiary of E-House, we have historically had multiple element arrangements which have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate. We have determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
We generate revenues from advertising design services for real estate projects and from advertising resale services by acquiring advertising space and subsequently reselling such space to our real estate clients. We recognize the revenue derived from advertising design services for real estate projects ratably over the specified contract period ranging from three to twelve months. Revenues from advertising resale arrangements are recognized when the related advertisement is placed. We recognize advertising resale revenues on a gross basis because we act as principal and are the primary obligator in the arrangement.

We generate online real estate services revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. We also generate advertising revenues from outsourcing certain regional sites for a fixed length of time to local hosting partners, who are responsible for both websites operating and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the fixed term of the contract.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
Share-based Compensation
Share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. We have made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.
Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.
Goodwill Valuation
We perform a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal multiple. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any.
As of December 31, 2009, we had goodwill in the amount of $449.9 million. No goodwill impairment was recognized during the year ended December 31, 2009 after we performed an annual goodwill impairment test as of December 31, 2009. The fair value of goodwill exceeded its carrying value as of that date by $520 million. As of December 31, 2009, the carrying value of goodwill was attributable to our real estate online services reporting unit due to our acquisition of COHT, which had operated SINA’s online real estate business. We may incur goodwill impairment charges in the future, although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have not recorded a valuation allowance against our deferred tax assets as of December 31, 2009 as we believe it is more likely than not that such assets will be fully realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands of $)
Total revenues	8,195	50,049	95,654
Cost of revenues	(895)	(2,897)	(12,810)
Selling, general and administrative expenses	(4,985)	(19,820)	(48,049)
Gain from settlement of preexisting relationship	—	—	2,101
Income from operations	2,315	27,332	36,896
Interest income	193	420	279
Other income, net	(157)	(1,341)	2,725
Income before taxes and equity in affiliates	2,351	26,411	39,900
Income tax expense	(285)	(4,721)	(6,307)
Income before equity in affiliates	2,066	21,690	33,593
Income from equity in affiliates	—	154	22016
Net income	2,066	21,844	55,609
Net (income) loss attributable to non-controlling interest	—	318	(7)
Net income attributable to CRIC shareholders	2,066	22,162	55,602
Segment Information
We have three operating segments: (1) real estate information and consulting services, (2) real estate advertising services and (3) online real estate services. Our chief operating decision maker, who has been identified as our chief executive officer, reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. For the year ended December 31, 2007, the online real estate information and consulting services was our sole operating segment. The real estate advertising service segment commenced in 2008. The real estate online services segment started as a result of our acquisition of COHT in October 2009. Corporate expenses such as selling, general and administrative expenses, and interest income are not allocated among segments and are recorded as non-allocated items.

	Real Estate
	Information
	and	Real Estate	Online Real
	Consulting	Advertising	Estate
	Services	Services	Services	Non-
	Segment	Segment	Segment	allocated	Total
	(in thousands of $)
Year Ended December 31, 2009 Segment Information
Revenues from external customers	68,045	13,779	13,830	—	95,654
Cost of revenues	(1,866)	(6,014)	(4,930)	—	(12,810)
Selling, general and administrative expenses	(22,723)	(5,691)	(11,360)	(8,275)	(48,049)
Gain from settlement of preexisting relationship	2,101	—	—	—	2,101
Income (loss) from operations	45,557	2,074	(2,460)	(8,275)	36,896
Interest income	166	28	24	61	279
Other income, net	2,481	—	6	238	2,725
Income (loss) before taxes and equity in affiliates	48,204	2,102	(2,430)	(7,976)	39,900
Income tax benefit (expense)	(6,710)	(554)	957	—	(6,307)
Income (loss) before equity in affiliates	41,494	1,548	(1,473)	(7,976)	33,593
Income from equity in affiliates	—	—	22,016	—	22,016
Net income (loss)	41,494	1,548	20,543	(7,976)	55,609

	Real Estate
	Information
	and	Real Estate
	Consulting	Advertising
	Services	Services	Non-
	Segment	Segment	allocated	Total
	(in thousands of $)
Year Ended December 31, 2008 Segment Information
Revenues from external customers	49,116	933	—	50,049
Cost of revenues	(2,855)	(42)	—	(2,897)
Selling, general and administrative expenses	(13,777)	(1,866)	(4,178)	(19,821)
Income (loss) from operations	32,484	(975)	(4,178)	27,331
Interest income	416	4	1	421
Foreign exchange loss	(1,324)	—	(17)	(1,341)
Income (loss) before taxes and equity in affiliates	31,576	(971)	(4,194)	26,411
Income tax benefit (expense)	(4,918)	197	—	(4,721)
Income (loss) before equity in affiliates	26,658	(774)	(4,194)	21,690
Income from equity in affiliates	—	—	154	154
Net income (loss)	26,658	(774)	(4,040)	21,844
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues. Our total revenues increased by 91% from $50.0 million in 2008 to $95.7 million in 2009 due to (i) an increase in revenues from real estate information and consulting services, (ii) an increase in revenues from real estate advertising services, and (iii) revenues from online real estate business acquired from SINA in October 2009.
Revenues from real estate information and consulting services increased by 39% from $49.1 million in 2008 to $68.0 million in 2009, primarily due to further expansion of the coverage and marketing of the CRIC database as well as higher consulting revenues resulting from increased number of consulting clients and projects in 2009.
Revenues from real estate advertising services increased significantly from $0.9 million in 2008 to $13.8 million in 2009, primarily attributable to wider acceptance and brand recognition of CRIC’s advertising design services and the launch of advertising resale services in 2009 by making wholesale purchases of advertising spaces in print and other media in Shanghai and reselling them to developer clients.
Revenues from our online real estate business were $13.8 million in 2009. We completed the acquisition of COHT, which operates our online real estate business, in October 2009 and started reporting its online advertising services as a new line of business in the fourth quarter of 2009. COHT generates revenues through operating a real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites.
Cost of Revenues. Our cost of revenues increased by 342% from $2.9 million in 2008 to $12.8 million in 2009, primarily due to (i) an increase of $6.0 million in cost of revenues for real estate advertising services and (ii) cost of revenues in the amount of $4.9 million for online real estate business acquired from SINA in October 2009. The increase in cost of revenues for real estate advertising services was primarily due to the expansion of advertising design services which started in 2008 and the launch of advertising resale services in 2009. Cost of revenue for the real estate advertising services consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenues for the online real estate business acquired from SINA consists of costs associated with the maintenance of websites, which include fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation of equipment and fees paid to SINA for advertising inventory on non-real estate channels.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 142% from $19.8 million in 2008 to $48.0 million in 2009. Our selling, general and administrative expenses in 2009 include $11.4 million attributable to the online real estate business acquired from SINA in October 2009. The remainder was $36.6 million, an increase of 85% from $19.8 million in 2008, primarily due to higher expenses of 4.6 million relating to share-based compensation recorded in 2009 compared to $1.3 million in 2008, higher salaries, rental and office expenses associated with increased personnel and office spaces.
Gain from Settlement of Pre-existing Relationship. Prior to the acquisition of COHT, we had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. We had recorded deferred revenue of $2.4 million at the date of COHT’s inception in 2008. Upon completion of our acquisition of COHT in October 2009, we recorded a $2.1 million gain on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.
Other Income. We had other income of $2.7 million for the year ended December 31, 2009, compared to a loss of $1.3 million for the year ended December 31, 2008. Other income in 2009 includes government subsidies of $2.4 million granted to one of our subsidiaries as incentive for investing in a certain local district and a foreign exchange gain of $0.2 million resulting from fluctuation in exchange rates between RMB and the U.S. dollar in 2009. Other income in 2008 represented a foreign exchange loss of $1.3 million. We had a foreign exchange gain in 2009 primarily because the U.S. dollar holdings that had been responsible for the foreign exchange loss in 2008 were eventually converted into RMB.
Income Tax Expense. We had an income tax expense of $6.3 million for the year ended December 31, 2009, compared to $4.7 million for the year ended December 31, 2008, primarily due to the increase in our income before taxes.
Income from Equity in Affiliates. Income from equity in affiliates represents income from COHT, in which we held a 34% interest prior to October 2009. This interest was re-measured to its fair value in connection with the acquisition of the remaining 66% interest in COHT in October 2009, with the excess of fair value over the carrying amount recognized as a gain of $21.5 million.
Net Income (Loss) Attributable to Non-controlling Interest. Non-controlling interest reflects a non-controlling shareholder’s 40% share of the net loss of our subsidiary Wushi Advertising and a non-controlling shareholder’s 10% share of the net income of our subsidiary Fangyou Software. We had a net income of $6,765 attributable to the non-controlling interest for the year ended December 31, 2009, compared to a net loss of $0.3 million attributable to the non-controlling interest for the year ended December 31, 2008.
Net Income Attributable to CRIC Shareholders. As a result of the forgoing, we had net income attributable to CRIC shareholders of $55.6 million for the year ended December 31, 2009, compared to $22.2 million for the year ended December 31, 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues. Our total revenues increased by 511% from $8.2 million in 2007 to $50.0 million in 2008, primarily due to substantial consulting revenues derived from strategic arrangements we entered into with major developers covering multiple cities and projects and an increase in the number and size of consulting projects completed for other developers. In particular, our strategic cooperation agreement in December 2007 with Evergrande, under which we were engaged for one year as the exclusive provider of real estate information and market consulting services to 37 of Evergrande’s real estate projects under development, generated 56.6% of our revenues in 2008. Our three largest developer clients in 2008, namely Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd., all of whom were new clients, accounted for 82.4% of our total revenues in 2008. In addition, 2008 was the first year that we started to generate substantial subscription revenue from our CRIC system.

Cost of Revenues. Our cost of revenues increased by 224% from $0.9 million in 2007 to $2.9 million in 2008, primarily due to higher costs associated with developing, maintaining and updating our CRIC system as a result of the expansion of our real estate information and consulting services. Expanding to additional cities caused us to incur additional expenses for acquiring data, and the increase in subscribers placed additional demands on system maintenance.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 298% from $5.0 million in 2007 to $19.8 million in 2008. The increase in selling, general and administrative expenses was due to the overall expansion of our business, including expansion into new cities. The largest component of these expenses, salary and benefits, increased from $3.0 million in 2007 to $9.2 million in 2008, primarily due to our increased number of employees. Our consulting expenses increased from $0.2 million in 2007 to $1.8 million in 2008, primarily representing the share of E-House’s professional fees that was allocated to us. E-House’s professional fees rose significantly after it listed on the New York Stock Exchange in August 2007. Our expansion into new cities caused our travel expenses to increase from $0.2 million to $1.5 million and our rental expenses to increase from $0.2 million in 2007 to $1.3 million in 2008. Meanwhile, our marketing and advertising expenses increased from $124,353 in 2007 to $1.4 million in 2008 as we increased our advertising spending to raise awareness of our brand and our services. These increases were partially attributable to an increase in allocation of costs from corporate and shared services provided to us by E-House as a result of the increases in our revenues and headcount.
Foreign Exchange Loss. Our foreign exchange loss increased from $0.5 million in 2007 to $1.3 million in 2008, primarily due to losses on the U.S. dollar cash balance we maintained in Shanghai CRIC’s bank account as the U.S. dollar depreciated against the RMB.
Income Tax Expense. Our income tax expenses increased from $0.3 million in 2007 to $4.7 million in 2008, primarily due to the substantial increase in our income before taxes, partially offset by a reduction in income tax rate for Shanghai CRIC.
Income from Equity in Affiliates. Income from equity in affiliates represents income from COHT, the joint venture we formed with SINA in April 2008. Our income from equity in affiliates was $0.2 million in 2008, compared to nil in 2007.
Net Income (Loss) Attributable to Non-controlling Interest. Non-controlling interest reflects a minority shareholder’s 40% share of the net loss of our subsidiary Wushi Advertising. The net loss attributable to non-controlling interest was $0.3 million in 2008, compared to nil in 2007.
Net Income Attributable to CRIC. As a result of the foregoing, we had net income attributable to CRIC of $22.2 million in 2008, compared to net income attributable to CRIC of $2.1 million in 2007.
J. Liquidity and Capital Resources
Our principal sources of liquidity have been capital contributions from E-House, cash generated from operating activities and proceeds from our initial public offering in October 2009. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands of $)
Net cash provided by (used in) operating activities	(1,230)	(3,246)	57,013
Net cash provided by (used in) investing activities	596	(12,201)	4,133
Net cash provided by financing activities	25,000	14,097	223,970
Net increase (decrease) in cash and cash equivalents	24,952	(620)	285,276
Cash and cash equivalents at the beginning of the year	1,459	26,411	25,791
Cash and cash equivalents at the end of the year	26,411	25,791	311,067
Operating Activities
Our operating activities primarily comprise our real estate information, consulting, advertising and online services. Our fees from some real estate consulting services to clients are conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The contractual period is usually between one and twelve months. Our accounts receivable as of December 31, 2009 included $5.7 million in billed accounts receivable and $22.7 million in unbilled accounts receivable. Unbilled accounts receivable represent amounts recognized in revenue prior to issuing official tax receipts to clients. We regularly review the collectability of unbilled accounts receivable using the same method as that used for billed accounts receivable. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Real Estate Information, Consulting and Advertising Services—Substantial defaults by our clients on accounts receivable could have a material adverse effect on our business, results of operations and financial condition” for further information. As we continue to expand the scale of our business, our working capital requirements are expected to increase as well.
Net cash provided by operating activities amounted to $57.0 million in 2009, mainly due to net income of $33.6 million before equity in affiliates and non-controlling interest, an increase in our income tax and other tax payable by $7.6 million in aggregate as a result of a much higher profit before tax in 2009, an increase by $5.3 million from advance payment for advertising placements collection partially offset by a decrease in our amounts due to related parties by $6.2 million as a result of accounts settlement. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2009 were $6.7 million in depreciation and amortization, $6.0 million in share-based compensation and $4.7 million in allowance for doubtful accounts.
Net cash used in operating activities amounted to $3.2 million in 2008. While we achieved net income of $21.8 million in 2008, our accounts receivable increased by $21.7 million and we made advance payments for advertising placement of $6.7 million and deposit payment for purchasing of advertising placement with newspaper of $3.2 million. The growth in our accounts receivable was due to the rapid expansion of our business in 2008. The advance payments for advertising placement were related to our initial entry into the real estate advertising resale services sector.
Net cash used in operating activities amounted to $1.2 million in 2007, primarily due to an increase of $4.4 million in amounts due from related parties, partially offset by our net income in the amount of $2.1 million and a decrease of $1.0 million in accounts receivable.
Investing Activities
Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.
Net cash provided by investing activities amounted to $4.1 million in 2009, primarily due to $11.6 million cash received from COHT upon completion of our acquisition of the remaining 66% equity interest in this entity, $2.5 million paid to us as deposit for property held for sale, partially offset by our payment of $8.4 million investment for the acquisition of Guangzhou Integrated, Fangyou Software and Portal Overseas and $1.9 million for the purchase of property and equipment.

Net cash used in investing activities amounted to $12.2 million in 2008, primarily due to $9.5 million in purchases of property and equipment (including a $7.8 million advance payment for an office building that we had intended to use as our corporate office but are now intending to sell), our $2.5 million investment in COHT and our $2.5 million investment for a 100% interest in Guangzhou Integrated, partially offset by the collection of $2.2 million in related party loans.
Net cash provided by investing activities amounted to $0.6 million in 2007, representing the collection of $1.0 million in related party loans offset by $0.4 million in purchases of property and equipment.
Financing Activities
Net cash provided by financing activities amount to $224.0 million in 2009 primarily due to the net proceeds from our initial public offering. E-House contributed $25.0 million to us in 2007, $8.4 million to us in 2008 and $2.5 million to us in 2009. In addition, we borrowed $5.7 million from related parties in 2008, primarily from E-House, and repaid $5.6 million in 2009. We did not have any outflows from financing activities in 2007 and 2008.
K. Research and Development, Patents and Licenses, etc.
Research and Development
Our information and consulting services are supported and enhanced by a team of experienced and dedicated research staff, including many highly regarded industry experts with in-depth knowledge of the real estate industry, market dynamics and regulatory environment in China. We have the largest research and development team in China’s real estate information and consulting services sector, according to the Frost & Sullivan Report. As of December 31, 2009, we had 282 employees whose primary responsibilities are to conduct research on the real estate industry in China. Their research activities involve collecting, compiling and analyzing market and project data, and producing research reports for internal use or for our clients. We also use the market and project data collected by our research staff to verify and update information in our CRIC system. The periodic and topical reports produced by our research staff for general use are also included in our CRIC system. In addition, some of our research professionals also write columns and blogs for dichan.sina.com.cn.
As of December 31, 2009, we had a staff of 43 information technology employees. Our information technology staff focus on maintaining and improving the core technologies used in our CRIC system to support the delivery of our existing services and the development of new services. The core software used in the CRIC system was developed internally by our information technology staff and we hold copyright registrations covering this software in China. Our information technology staff have also developed the geographic information system software we use to add property information onto satellite images and two-dimensional digital maps licensed from third parties. In addition, they have developed software tools that we use to automatically collect and update certain real estate transaction data, conduct automated quality assurance tests, and detect and prevent unauthorized access to our system.
Intellectual Property
The “CRIC” trademark, our proprietary CRIC system and other intellectual property contribute to our competitive advantage in the real estate information and consulting services sector in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In addition, we have also implemented technological measures aimed at preventing unauthorized access to and downloading of proprietary data from our CRIC system.
We have also applied to register the trademarks “CRIC” and “” in China. We have registered our domain names, www.cric2009.com, www.dichan.com, www.fangyou.com and www.winfang.com, with the China Internet Network Information Center. We developed our CRIC system internally and hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have applied for and obtained a software copyright certificate covering the CRIC system’s core software, which provides us with enhanced intellectual property protection under PRC law.

We have also applied to register the trademarks “leju” and “” in China. We have registered www.leju.com as a domain name with the China Internet Network Information Center. As part of our acquisition of COHT in October 2009, an affiliate of SINA granted us an exclusive license to use house.sina.com.cn and jiaju.sina.com.cn in connection with our real estate Internet operations in China. In addition, this affiliate of SINA also granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks.
While we cannot assure you that our efforts will prevent others from misappropriating our intellectual property, we will continue and protect the intellectual property we create in order to maintain our competitive position.
L. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
M. Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
N. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
					More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of $)
Operating lease Obligations	11,605	2,510	2,664	1,022	5,409
Our operating lease obligations related to lease agreements with lessors of our office properties in the PRC.
O. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our growth strategies;
•	our business partnership with SINA and the expected synergies and benefits from our integration of our online real estate business acquired from SINA;

•	our future business development, results of operations and financial condition;
•	our ongoing relationships with E-House and SINA;
•	expected changes in our revenues and certain cost or expense items;
•	our ability to attract clients and further enhance our brand recognition; and
•	trends and competition in the real estate services, Internet and online advertising industries.
We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
P. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xin Zhou	42	Co-Chairman of the Board of Directors and Chief Executive Officer
Charles Chao	44	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	42	Director
Xudong Zhu	42	Director
Hong Du	38	Director
Fan Bao	39	Independent Director
David Zhang	36	Independent Director
Ya-Qin Zhang	44	Independent Director
Bin Laurence	42	Chief Financial Officer
Zuyu Ding	36	Co-President
Jun Luo	42	Co-President
Yan Zhang	36	Vice President
Zhongmin Jin	35	Vice President and Technology Director
Mr. Xin Zhou has served as our chairman since 2006, as our chief executive officer since September 2009 and as our co-chairman since October 2009. He is one of the co-founders of our parent, E-House, and has served as E-House’s chairman since 2003 and served as E-House’s chief executive officer from 2003 to September 2009. Mr. Zhou has over 16 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 to 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “2005 ten most influential people in the real estate services industry” from China City Property Exposition Commission. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.

Mr. Charles Chao has served as our co-chairman since October 2009. Since May 2006, Mr. Chao has served as SINA’s director and chief executive officer. Mr. Chao has served as SINA’s president since September 2005 and as SINA’s chief financial officer from February 2001 to May 2006. He also served as SINA’s co-chief operating officer from July 2004 to September 2005, executive vice president from April 2002 to June 2003, and vice president, finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP in San Jose, California. Mr. Chao is currently a director of Focus Media Holding Limited, an out-of-home media and advertising network company, and an independent director of NetDragon Websoft Inc., a company providing technology for online gaming. Mr. Chao holds a master’s degree in professional accounting from the University of Texas at Austin, a master’s degree in journalism from the University of Oklahoma and a bachelor’s degree in journalism from Fudan University in Shanghai. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
Mr. Neil Nanpeng Shen has served as our director since October 2009. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on the NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House, the leading real estate service provider in China listed on the New York Stock Exchange, a director of American Dairy, Inc., an infant milk company listed on the New York Stock Exchange, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on the NASDAQ, and also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on the NASDAQ. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.
Mr. Xudong Zhu has served as our director since September 2009. Prior to joining us, Mr. Zhu has served as a co-head of primary real estate agency service of E-House since 2001. Mr. Zhu served as director of E-House from December 2004 to August 2007. From 1998 to 2000, he was the planning supervisor of Shanghai Real Estate Exchange Co., Ltd. Mr. Zhu served as the general manager of Shanghai Xuyang Media Co., Ltd. from 1994 to 1998 and as a planning supervisor of Shanghai Hollywood Real Estate Development Co. from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Shanghai Industrial University and an EMBA degree from Shanghai Jiao Tong University in China.
Ms. Hong Du has served as our director since October 2009. Ms. Du has served as SINA’s chief operating officer since February 2008. Ms. Du joined SINA in November 1999 and worked in the business development department until April 2004. From May 2004 to January 2005, Ms. Du served as deputy general manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as its general manager of sales strategy from January 2005 to March 2005, general manager of sales from April 2005 to August 2005, vice president of sales from September 2005 to February 2007 and senior vice president of sales and marketing from February 2007 to February 2008. Ms. Du received a bachelor’s degree from Harbin Institute of Technology and a master’s degree from San Francisco State University.
Mr. Fan Bao has served as our independent director since October 2009. Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., a leading IT service and software company in China. Prior to that, Mr. Bao worked at investment banking divisions with Morgan Stanley and Credit Suisse for seven years. Mr. Bao received a bachelor’s degree from Fudan University in Shanghai and a master’s degree from Norwegian School of Management.
Mr. David Zhang has served as our independent director since October 2009. Since January 2008, Mr. David Zhang has served as the founding managing partner for Matrix Partners China, an early stage technology venture capital firm and oversees all its operations in China. Prior to forming Matrix Partners China, Mr. Zhang served as the managing director and head of the Beijing office for WI Harper Group, where he oversaw all investments, portfolio management and operations in both life sciences and IT in China from January 2004 to January 2008. Mr. Zhang joined WI Harper in late 2001 as an associate in the San Francisco office and moved back to China in 2003. Prior to joining WI Harper, Mr. Zhang worked with ABN AMRO Capital and Salomon Smith Barney (the investment banking arm of Citicorp) successively. Mr. Zhang is currently an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company. Mr. Zhang received his bachelor’s degree from California State University, San Francisco and his master’s degree from Northwestern University.

Mr. Ya-Qin Zhang has served as our independent director since October 2009. Mr. Zhang serves as corporate vice president of Microsoft Corporation, or Microsoft, leading Microsoft’s overall research and development efforts in China. Mr. Zhang joined Microsoft in 1999 and previously served as corporate vice president at Microsoft’s Mobile and Embedded Devices Division. Mr. Zhang is one of the founding members of the Microsoft Research Asia lab, where he served as managing director and chief scientist, and he also founded the Advanced Technology Center in 2003. Before joining Microsoft, Mr. Zhang was a director for the Multimedia Technology Laboratory at Sarnoff Corp., and worked as a senior technical staff member for GTE Laboratories Inc. and Contel Corp. Mr. Zhang received his bachelor’s and master’s degrees from the University of Science and Technology of China and a Ph.D. from George Washington University.
Ms. Bin Laurence has served as our chief financial officer since August 2009. Prior to joining us, Ms. Laurence had been a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA from Columbia Business School.
Mr. Zuyu Ding has served as our president since 2006 and as our co-president since September 2009. He was E-House’s technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding is currently also serving as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate and Housing Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, and an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University and an MBA from Macau University of Science & Technology.
Mr. Jun Luo has served as our co-president since October 2009. Mr. Luo has served as the general manager of Shanghai SINA Leju since December 2007. Before joining SINA, Mr. Luo was a director of Unified Communications Business for Greater China Region at Cisco Systems (China) Networking Technology Co., Ltd. from April 2006 to November 2007. From September 2004 to April 2006, he served as the director of the Application Business and director of Nationwide Named Account business for Avaya (China) Communication Co. Ltd. Mr. Luo served as a business development manager of Cisco Systems (China) Networking Tech Co., Ltd. from February 2000 to September 2004, and a sales manager of Oracle Software System Co., Ltd. from September 1996 to February 2000. Mr. Luo obtained a bachelor’s degree from Shanghai University of Finance and Economics.
Ms. Yan Zhang has served as our vice president since 2006. Prior to joining us, Ms. Zhang had served as the editor-in-chief for the real estate department of Xinmin News 365 since 2005. In 2004, she founded Pioneer House Weekly and served as its deputy editor-in-chief. From 2001 to 2003, she was a director in the real estate department of Chengdu Business Daily. Prior to that and starting in 1999, Ms. Zhang served as a veteran editor in the real estate department of Shenzhen News. Ms. Zhang received a bachelor’s degree from Sichuan University and a master’s degree from the Social Sciences Academy located in Sichuan Province, China.
Mr. Zhongmin Jin has served as the chief operating officer of our information center since 2006 and our vice president since 2008. Since 2003, Mr. Jin has served as the chief technology officer of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to joining us, Mr. Jin served as the chief technology officer of Shanghai E-House Internet Co., Ltd. from 2001 and 2003. From 1999 to 2001, Mr. Jin served as a project manager for Shanghai Meining Computing Co., Ltd. From 1997 to 1999, Mr. Jin was an engineer at the Shanghai branch of Chinese Academy of Sciences. Mr. Jin received a bachelor’s degree from Tongji University in Shanghai, China.

Employment Agreements
We have entered into an employment agreement with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. We may, upon advance written notice, terminate an executive officer’s employment at any time without cause. Each executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause. The severance pay comprises one, two or three months’ base salary if such termination or resignation becomes effective during the first year, the second year or after the second anniversary, respectively, of the effective date of the employment agreement. The benefits also include the officer’s entitlement to exercise his or her vested options as of the date of termination at any time within three months after the date of termination. Except for the foregoing, the officer is not entitled to any severance payments or benefits upon the termination of the employment for any reason. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.
Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.
Q. Compensation of Directors and Executive Officers
For the year ended December 31, 2009, we paid an aggregate of approximately RMB5.6 million ($0.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.
Share Incentive Plan
Share Incentive Plan. On September 9, 2008, we adopted a share incentive plan, or the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote our success. The Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares which may be issued pursuant to all awards under the Plan shall be 15% of our total outstanding shares on an as-converted basis as of the effective date of the plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the plan, as a result of which the additional shares reserved under the Plan as of each applicable anniversary shall equal 5% of the then total outstanding shares. We have granted restricted shares and options to purchase our ordinary shares to certain of our directors, executive officers and employees as well as some of the directors and officers of E-House who have made contributions to us. As of March 31, 2010, the aggregate number of our ordinary shares underlying our outstanding options is 11,284,294 and the aggregate number of outstanding restricted shares granted under the Plan is 237,500. As of March 31, 2010, 2,171,582 options and 62,500 restricted shares have vested.
Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the Plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.
Award Agreements. Options and other awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.
Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the Plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
Term of the Options. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant.
Vesting Schedule. In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.
Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of succession and incentive share options may be exercised during the lifetime of the optionee only by the optionee.
Termination of the Plan. Unless terminated earlier, the Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the Plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.
The following table summarize, as of March 31, 2010, the options granted under the Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary
	Shares		Exercise
	Underlying		Price			Vesting
Name	Options		($/Share)	Date of Grant	Date of Expiration	Schedule(1)
Xin Zhou	1,250,000		3.00	January 1, 2009	December 31, 2018	4 years
	500,000		0.65	April 23, 2009	April 22, 2015	4 years
Charles Chao	500,000		8.00	September 24, 2009	September 23, 2019	4 years
Neil Nanpeng Shen	40,000		8.00	September 24, 2009	September 23, 2019	3 years
Xudong Zhu	25,000		3.00	January 1, 2009	December 31, 2018	3 years
	500,000		6.00	July 15, 2009	July 14, 2019	4 years
Hong Du	200,000		0.65	April 23, 2009	April 22, 2015	4 years
Fan Bao	60,000		8.00	September 24, 2009	September 23, 2019	3 years
David Zhang	40,000		8.00	September 24, 2009	September 23, 2019	3 years
Ya-Qin Zhang	40,000		8.00	September 24, 2009	September 23, 2019	3 years
Bin Laurence	300,000		6.00	July 30, 2009	July 29, 2019	4 years
Zuyu Ding	1,000,000		3.00	January 1, 2009	December 31, 2018	4 years
Jun Luo	50,000		3.00	January 1, 2009	December 31, 2018	4 years
	1,000,000		0.64	September 6, 2008	September 5, 2014	4 years
Yan Zhang	225,000		3.00	January 1, 2009	December 31, 2018	4 years
Zhongmin Jin	225,000		3.00	January 1, 2009	December 31, 2018	4 years
Other individuals as a group	5,629,294	(2)	0.64 ~8.00	September 6, 2008 ~September 24, 2009	September 5, 2014 ~September 23, 2019	1 – 4 years

(1)	Most of our options are subject to a four-year vesting schedule, with one-fourth of the underlying ordinary shares vesting on each of the first, second, third and fourth anniversary of the grant date.

(2)	On July 30, 2009, options to purchase 250,000 ordinary shares granted on January 1, 2009 and options to purchase 50,000 ordinary shares granted on July 15, 2009 were surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

R. Board Practices
Our board of directors currently consists of eight members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NASDAQ Stock Market Rules. A controlled company need not comply with the applicable NASDAQ corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominations committees. Because more than 50% of the voting power of our company is held by E-House, we qualify as a “controlled company” under the NASDAQ Stock Market Rules. Therefore, the controlled company exemption provided under those rules are available to us. We intend to this exemption from NASDAQ corporate governance requirements that a majority of our board of directors must be comprised of independent directors and that we have a corporate governance and nominating committee that is composed entirely of independent directors.
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. In compliance with Rule 5605 of the NASDAQ Stock Market Rules, all members of each of our board committees are independent directors. We have adopted a charter for each of the board committees.
Audit Committee
Our audit committee consists of Messrs. Fan Bao, David Zhang and Ya-Qin Zhang. We have determined that Messrs. Fan Bao, David Zhang and Ya-Qin Zhang satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Fan Bao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:
•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined under applicable U.S. securities laws and regulations;
•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and
•	meeting separately and periodically with management and the independent auditors.
Since our initial public offering in October 2009, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting once.
Compensation Committee
Our compensation committee consists of Messrs. David Zhang, Fan Bao and Ya-Qin Zhang. We have determined that Messrs. David Zhang, Fan Bao and Ya-Qin Zhang satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Mr. David Zhang is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:
•	reviewing at least annually the goals and objectives of our executive compensation plans and our executive compensation plans in light of such goals and objectives;
•	evaluating annually the performance of the chief executive officer and other executive officers in light of the goals and objectives of our executive compensation plans;
•	determining and approving, or recommending to the board for its approval, the compensation of such executive officers; and
•	evaluating annually the appropriate level of compensation for the board and committee service by non-employee directors.
Since our initial public offering in October 2009, our compensation committee did not hold any meetings or passed any unanimous written resolutions in lieu of meeting by the end of 2009.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.
Pursuant to the shareholders agreement between E-House and SINA, our board of directors shall consist of a maximum of eleven members, of which two will be designated by E-House and two will be designated by SINA. Messrs. On our board of directors, Messrs. Xin Zhou and Xudong Zhu are designated by E-House, while Mr. Charles Chao and Ms. Hong Du are designated by SINA. Pursuant to the shareholder agreement, in the event that SINA or E-House no longer owns at least 20%, but still owns at least 10%, of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, will have the right to designate only one director to the board. In the event that SINA or E-House no longer owns at least 10% of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, shall have no right to nominate any director to the board. As long as E-House owns at least 10% of our issued and outstanding ordinary shares and holds more ordinary shares than are held by SINA, E-House may, in its discretion, select an E-House director to serve as the chairman of the board.

S. Employees
We had 420,947 and 1,907 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number and percentage of our employees by functional area as of December 31, 2009. We consider our relations with our employees to be good.

	Number of
Functional Area	Employees	% of Total
Data collection	247	12.9
Real estate research	282	14.8
Sales and customer support	281	14.7
Consulting	157	8.2
Advertising services	204	10.7
Online services	507	26.6
Information technology	43	2.3
General and administrative	186	9.8

Total	1,907	100.0

We consider our relations with our employees to be good.
T. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2010, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the shareholder table below are based on 142,984,722 ordinary shares issued and outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

Shares Beneficially Owned
Ordinary
	Number(1)	%(2)
Directors and Executive Officers:
Xin Zhou	2,037,500	1.42
Charles Chao	—	—
Neil Nanpeng Shen	—	—
Xudong Zhu	*	*
Hong Du	*	*
Fan Bao	—	—
David Zhang	—	—
Ya-Qin Zhang	—	—
Bin Laurence	—	—
Zuyu Ding	*	*
Jun Luo	*	*
Yan Zhang	*	*
Zhongmin Jin	*	*
All Directors and Executive Officers as a Group	2,866,664	1.99
Principal Shareholders:
E-House (China) Holdings Limited(3)	74,555,555	52.14
SINA Corporation(4)	47,666,667	33.34

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010.

(3)	E-House (China) Holdings Limited is a company incorporated in the Cayman Islands, and its business address is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, People’s Republic of China.

(4)	SINA Corporation is a company incorporated in Cayman Islands, and its business address is Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People’s Republic of China.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2010, 142,984,722 of our ordinary shares were issued and outstanding. To our knowledge, 20,700,000 ordinary shares, representing approximately 14.5% of our total outstanding ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
U. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
V. Related Party Transactions
Immediately after we completed our initial public offering in October 2009, E-House and SINA became our two largest shareholders holding 50.04% and 33.35%, respectively, of our outstanding ordinary shares. As of December 31, 2009, E-House and SINA hold 52.17% and 33.35%, respectively, of our outstanding ordinary shares.
Transactions with E-House
Total selling, general and administrative expenses allocated from E-House are $0.6 million, $3.5 million and $2.5 million for the years ended December 31, 2007, 2008 and the period from January 1, 2009 to the date when we completed our initial public offering, respectively. The amounts of these expenses were based on a variety of factors and dependant on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable. See the notes to our consolidated financial statements included elsewhere in this annual report.
There was no such selling, general and administrative expenses allocation since date when we completed our initial public offering, as E-House started to charge us transitional corporate service fee pursuant to the offshore and onshore transitional services agreements entered into on July 29, 2009 in connection with our initial public offering. Under these transitional services arrangements, E-House is to provide various corporate support services to us, including support in general finance and accounting, human resources management, administrative, internal control and internal audit, operational management, legal and information technology. E-House will charge us corporate service fee on an actual basis. The transitional corporate services fee charged was $583,650 for the period from the date when we completed our initial public offering to December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, we derived revenues in the amounts of $98,568, nil and $6.3 million from providing real estate consulting services, respectively, to E-House. For the years ended December 31, 2007, 2008 and 2009, we derived revenues in the amounts of nil, $169,928 and $2.4 million from providing advertising services, respectively, to E-House. As of December 31, 2009, $1.4 million was due from E-House resulting from the information and consulting service as well as advertising services provided to E-House.

Outstanding Loans
As of December 31, 2007, 2008 and 2009, we had outstanding loan payables to E-House in the amount of $100, $5.3 million and $147,962, respectively, which are interest free and repayable on demand. The loans made in 2008 were advanced by E-House primarily for the payment of the acquisition consideration for a 100% interest in Guangzhou Integrated and the capital contribution for a 60% interest in Wushi Advertising. The loans made in 2009 were advanced by E-House primarily for the payment of the acquisition consideration for a 90% interest in Fangyou Software and Guangzhou Integrated.
As of December 31, 2007, our amounts due from related parties were $2.2 million, representing loans made to E-House for general working capital requirements. Such loans were interest free and fully repaid in 2008.
During the years ended December 31, 2007, 2008 and 2009, E-House loaned $25 million, $8.4 million and $2.5 million, respectively, to fund capital injections into our PRC subsidiaries. Such amounts were waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.
Agreements with E-House
We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement, an onshore cooperation agreement and a consulting and services agreement relating to certain services to be provided by us to E-House.
Master Transaction Agreement
The master transaction agreement contains provisions relating to our carve-out from E-House. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical real estate information, consulting and advertising services business and operations that have been conducted by or transferred to us, and generally will place on E-House the financial responsibility for liabilities associated with all of E-House’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and E-House indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.
In addition, we have agreed to indemnify E-House against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that E-House provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We also have agreed to indemnify E-House against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to E-House specifically for inclusion in E-House’s annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent E-House provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of E-House. Similarly, E-House will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that E-House provided to us specifically for inclusion in this prospectus, the registration statement of which this prospectus forms a part, or our annual or quarterly reports following the completion of this offering.

The master transaction agreement contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.
Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by E-House and to maintain the same fiscal year as E-House until the first E-House fiscal year-end occurring after the earlier of (1) the first date when E-House no longer owns at least 20% of the voting power of our then outstanding securities and (2) the first date when E-House ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We refer to this earlier date as the control ending date in this prospectus. We also have agreed to use our reasonable best efforts to complete our audit and provide E-House with all financial and other information on a timely basis so that E-House may meet its deadlines for its filing of annual and quarterly financial statements.
Under the master transaction agreement, E-House Research and Training Institute, the research arm of E-House, or other members of the group performing similar functions, will provide us, during the service period until the control ending date and free of charge, with regular macro-economic and real estate industry research and information services and customized real estate industry research and information services from time to time based on our specific request. E-House Research and Training Institute reserves all intellectual property rights in respect of the services it provides. We may use the service products provided by E-House Research and Training Institute for the operation of our business, including operation of the CRIC system.
The master transaction agreement will automatically terminate five years after the first date upon which E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.
Offshore Transitional Services Agreement
Under the offshore transitional services agreement, E-House agrees that, during the service period, E-House will provide us with various corporate support services, including:
•	general finance and accounting support;
•	human resources management support;
•	administrative support;
•	internal control and internal audit support;
•	operational management support;
•	legal support; and
•	information technology support.
E-House also may provide us with additional services that we and E-House may identify from time to time in the future. It may engage third parties to provide services covered by the offshore transitional service agreement.
The offshore transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the offshore transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The price to be paid for the services provided under the offshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The offshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.
Either party may terminate the offshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by E-House, but does not quantify the amount of or specify the calculation method, for such fee.
Onshore Transitional Services Agreement
The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Limited, an indirectly wholly-owned subsidiary of E-House, or E-House Shanghai, agrees, during the applicable service period, to provide Shanghai CRIC with various corporate support services, including general finance and accounting support, human resources management support, administrative support, internal control and internal audit support, operational management support, legal support and information technology support. E-House Shanghai also may provide Shanghai CRIC with additional services that Shanghai CRIC and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage third parties to provide services covered by the onshore transitional services agreement.
The price to be paid for the services provided under the onshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.
Either party may terminate the onshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by E-House Shanghai, but does not quantify the amount of or specify the calculation method, for such fee.
Non-competition Agreement
The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (1) three years after the first date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) five years after the date that the registration statement on Form F-1 is first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.

E-House has agreed not to compete with us during the non-competition period in the business of providing real estate information and consulting services, real estate advertising services, and operating business-to-business and business-to-consumer Internet websites targeting participants in the real estate industry as described in this prospectus, anywhere in the world, with the exception of E-House Research and Training Institute as long as its revenues from third parties do not exceed 5% of our total revenues for the same fiscal year. We have agreed not to compete with E-House during the non-competition period in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, as described in its periodic filings with the SEC.
The non-competition agreement also provides for a mutual non-solicitation obligation that neither E-House nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.
Consulting and Services Agreement
Under this consulting and services agreement, Shanghai CRIC, as the consulting services provider, agrees that within the service period of ten years commencing on April 1, 2009, it will provide E-House Shanghai and/or its designated PRC affiliated entities with (i) regular real estate information and consulting services in respect of certain real estate projects as specified in the agreement or otherwise agreed upon by Shanghai CRIC and E-House Shanghai from time to time, for which E-House Shanghai and/or the affiliated entities provide real estate agency services, and (ii) special real estate information and consulting services to be separately agreed upon between Shanghai CRIC and E-House Shanghai. Shanghai CRIC and E-House Shanghai shall consult with each other in respect of extension of the service period at least one month prior to the expiration of the service period. Neither party may unilaterally terminate the agreement early except where the other party is in a material breach of the agreement and fails to rectify the breach as required under the agreement.
Under the consulting and services agreement, a service fee for the regular real estate information and consulting services shall generally be charged on a quarterly basis at the quarterly rate of RMB70,000 ($10,255) per project for the first year, with annual adjustments according to market rates, and service fees for any special real estate information and consulting services shall be separately reviewed and agreed upon between the parties.
According to the consulting and services agreement, Shanghai CRIC reserves all intellectual property rights in respect of the service products it provides. E-House Shanghai and/or its affiliated entities shall only use the services provided by Shanghai CRIC in their internal research for the purpose of operation of the business of E-House Shanghai and/or its relevant affiliated entities.
Onshore Cooperation Agreement
Under this onshore cooperation agreement, E-House Shanghai, Shanghai CRIC and Tian Zhuo agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations under any contract. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control. None of the parties may unilaterally terminate the agreement early except where another party is in a material breach of the agreement and fails to rectify the breach under the agreement.
Transactions and Agreements with SINA and COHT
On January 1, 2008, SINA started to reorganize its real estate and home furnishing channels and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. The reorganization was completed on April 1, 2008 with the formation of a joint venture, COHT, between SINA and us. SINA contributed $2.5 million in cash, certain assets and liabilities and the rights to operate its real estate and home furnishing channels for a period of ten years. The rights include the licenses granted to COHT to use SINA’s trademark, domain name, portal technologies and certain software. We contributed $2.5 million in cash and a ten-year license to use the database in our CRIC system. We and SINA beneficially owned 34% and 66% of COHT, respectively.
On July 23, 2009, we and SINA entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA ordinary shares. We and SINA also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. SINA and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of our acquisition of SINA’s equity interests in COHT. Immediately after our initial public offering in October 2009, COHT became a wholly-owned subsidiary of us, while E-House and SINA became our two largest shareholders, holding 50.04% and 33.35%, respectively, of our total outstanding ordinary shares.
Under the new advertising agency agreement, COHT continues to operate SINA’s existing real estate and home furnishing channels and develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to SINA based on the amount of advertising sold. If COHT sells advertising on SINA’s non-real estate channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. For the year ended December 31, 2009, we paid SINA an a total amount of $852,153 for online advertising agency fee. As of December 31, 2009, $6.1 million was due to SINA, representing online advertising agency fee payable to SINA.
Shareholders Agreement
Composition of the board. The shareholders agreement provides that our board of directors shall consist of a maximum of eleven members, of which two will be designated by E-House and two will be designated by SINA. In the event that SINA or E-House no longer owns at least 20%, but still owns at least 10%, of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, will have the right to designate only one director to the board. In the event that SINA or E-House no longer owns at least 10% of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, shall have no right to nominate any director to the board. As long as E-House owns at least 10% of our issued and outstanding ordinary shares and holds more ordinary shares than are held by SINA, E-House may, in its discretion, select an E-House director to serve as the chairman of the board.
Restrictions on transfer. The shareholders agreement provides for certain restrictions on the transfer of ordinary shares. For a 180-day lock up period commencing on the date of the agreement, neither E-House nor SINA shall transfer or grant or allow to be encumbered any lien with respect to any of our ordinary shares held by it, except for a transfer to its affiliates or with prior written consent by all other shareholders under the shareholders agreement. Following the lock up period, E-House or SINA may transfer our ordinary shares pursuant to Rule 144 of the Securities Exchange Act or a firm commitment underwritten public offering registered under the Securities Act, in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, E-House or SINA must give a right of first offer to each other shareholder under the agreement prior to transferring our ordinary shares to third parties. However, neither party is allowed to, without the prior written consent of the other party, transfer or grant or allow to be encumbered that number of our ordinary shares exceeding in aggregate 10% of our share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of our issued and outstanding ordinary shares.

Registration Rights Agreement
We entered into a registration rights agreement with SINA and E-House, pursuant to which we have granted E-House and SINA certain registration rights with respect to our ordinary shares owned by them.
Demand registration rights. Following the date that is 180 days after the date of this agreement, both E-House and SINA have the right to demand that we effect a registration covering the offer and sale of their ordinary shares. E-House and SINA are each entitled to an aggregate of three such registrations. We, however, are not required to prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities we propose to register and any securities with respect to which any other security holder has requested registration.
Piggyback registration rights. If we propose to file a registration statement for an offering of our ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer E-House and SINA an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (1) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (2) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.
Blackout periods. We are entitled to two blackout periods, aggregating to no more than 120 days in any 12-month period, during which we can defer the filing or effectiveness of a registration statement, if in the good faith judgment of our board of directors, we would be required to disclose in the annual report information not otherwise then required by law to be publicly disclosed, and there is a likelihood that such disclosure, or any other action to be taken in connection with the annual report, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving us.
Expenses of registration. We will pay all expenses relating to any demand or piggyback registration, except that either E-House or SINA shall bear and pay all (1) brokerage commissions, (2) commissions, fees, discounts, transfer taxes, stamp duties or expenses of any underwriter or placement agent applicable to registrable securities offered for its account, (3) fees and expenses of its counsel or other advisers, and (4) other out-of-pocket expenses.
Amended and Restated Advertising Agency Agreement
Under this amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s online real estate business, COHT has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels. If COHT sells advertising on SINA’s non-real estate channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to SINA based on the amount of advertising sold. In addition, COHT authorizes SINA as its exclusive agent to sell non-real estate-related advertising on its directly operated website and channels. COHT is entitled to receive approximately 85% of the revenues generated from these sales. The initial term of this new advertising agency agreement is ten years.

Domain Name and Content License Agreement
Under the domain name and content license agreement, which became effective upon the completion of our acquisition of SINA’s online real estate business, an affiliate of SINA, or licensor, has granted to us an exclusive license to use house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate Internet operations in China. In addition, the licensor also grants to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the three domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years.
Trademark License Agreement
Under the trademark license agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s online real estate business, an affiliate of SINA has granted to us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with our real estate Internet operations in China through websites located at www.leju.com and the channels located at house.sina.com.cn and jiaju.sina.com.cn. The licenses are for an initial term of ten years.
Software License and Support Services Agreement
Under the software license and support services agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s online real estate business, a subsidiary of SINA, or licensor, has granted to us a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management and flow statistics, (ii) certain current software products and interfaces necessary to facilitate our use of such current software products, (iii) the databases and compilations, (iv) certain improvements to the licensed software and (v) related documentation and hardware, in connection with our real estate Internet operations in China. The licensor also provides to us infrastructure necessary to operate our websites and facilitate our use of the licensed software. In addition, the licensor also provides us during the term support services, including routine maintenance, technical support and hardware support.
The licenses are for an initial term of ten years and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, we are required to reimburse the licensor for all such costs.
Contractual Arrangements with Tian Zhuo
In March 2008, Mr. Xin Zhou, our co-chairman and chief executive officer, and the executive chairman of E-House, became the sole shareholder of Tian Zhuo through equity interest transfer from the former shareholder of Tian Zhuo. Subsequently, Tian Zhuo became our consolidated affiliated entity through a series of contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou. In July 2009, Mr. Xin Zhou transferred 10% equity interest in Tian Zhuo to Mr. Xudong Zhu. Upon completion of the foregoing equity interest transfer, Shanghai CRIC entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders. Under PRC laws, each of Shanghai CRIC and Tian Zhuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai CRIC and Tian Zhuo, Tian Zhuo does not transfer any other funds generated from its operations to Shanghai CRIC.

Agreements that Provide Effective Control over Tian Zhuo
Equity Pledge Agreement. Pursuant to the equity pledge agreement among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, dated as of July 20, 2009, all of the equity interest in Tian Zhuo was pledged to Shanghai CRIC to guarantee the performance of the obligations of Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu under the exclusive call option agreement, the loan agreements between Shanghai CRIC and Mr. Xin Zhou and/or Mr. Xudong Zhu, the shareholder voting rights proxy agreement and the consultancy service agreement. If Mr. Xin Zhou, Mr. Xudong Zhu or Tian Zhuo breaches their respective contractual obligations, Shanghai CRIC, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Xin Zhou and Mr. Xudong Zhu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Tian Zhuo without the prior written consent of Shanghai CRIC. The equity pledge right enjoyed by Shanghai CRIC will expire when Mr. Xin Zhou, Mr. Xudong Zhu and Tian Zhuo have fully performed their respective obligations under the above agreements.
Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu granted an irrevocable and unconditional option to Shanghai CRIC, which entitled Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests held by him in Tian Zhuo at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Tian Zhuo is equal to the registered capital of Tian Zhuo, and if there is any limitation imposed by PRC law, the consideration will be the minimum amount as permitted by PRC law. In addition, Tian Zhuo irrevocably granted Shanghai CRIC an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Tian Zhuo. The exercise price for purchasing the assets of Tian Zhuo is equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC.
Loan Agreements. Pursuant to the loan agreement among Shanghai CRIC, Mr. Xin Zhou and Mr. Xudong Zhu dated July 20, 2009, Shanghai CRIC granted an interest-free loan of RMB0.9 million ($131,851) to Mr. Xin Zhou and RMB100,000 ($14,650) to Mr. Xudong Zhu respectively solely for their investment in the equity interests in Tian Zhuo.
Pursuant to the loan agreement between Shanghai CRIC and Mr. Xin Zhou dated as of July 20, 2009, Mr. Xin Zhou has another outstanding interest-free loan of RMB18 million ($2.6 million) payable to Shanghai CRIC. Such RMB18 million ($2.6 million) was granted by Mr. Xin Zhou to Tian Zhuo as an interest-free loan to support its investment in Wushi Advertising.
Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu agreed to irrevocably grant any person designated by Shanghai CRIC the power to exercise all voting rights to which he is entitled to as shareholder of Tian Zhuo.
Contractual Arrangements with Beijing Leju
PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial Internet information services, which are one type of value-added telecommunications services. In addition, PRC laws and regulations currently do not allow foreign entities with less than two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because of such restriction, COHT is operating www.leju.com and its online real estate business through a consolidated affiliated entity in China, Beijing Leju. Beijing Leju is currently owned by Mr. Xudong Zhu and Mr. Jun Luo. COHT’s wholly-owned indirect subsidiary, Shanghai SINA Leju, has entered into contractual arrangements with Beijing Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate Internet business through our contractual arrangements with Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo.

Agreements that Provide Effective Control over Beijing Leju
Exclusive Call Option Agreement. Under the exclusive call option agreement on September 29, 2009 among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, each of Mr. Xudong Zhu and Mr. Jun Luo granted an irrevocable and unconditional option to Shanghai SINA Leju, which entitled Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Beijing Leju is equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju irrevocably and unconditionally granted Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju is equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju.
Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, Shanghai SINA Leju granted an interest-free loan of RMB0.8 million ($117,201) to Mr. Xudong Zhu and RMB200,000 ($29,300) to Mr. Jun Luo, respectively, solely for their purchase of equity interests in Beijing Leju.
Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, each of Mr. Xudong Zhu and Mr. Jun Luo irrevocably granted any person designated by Shanghai SINA Leju the power to exercise all voting rights to which he is entitled to as shareholder of Beijing Leju at that time.
Equity Pledge Agreement. Under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, all of the equity interest in Beijing Leju has been pledged to Shanghai SINA Leju to guarantee the performance of the obligations of Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo under the exclusive call option agreement, the loan agreement, the shareholder voting rights proxy agreement and the exclusive technical support agreement. If Mr. Xudong Zhu, Mr. Jun Luo or Beijing Leju breaches their respective contractual obligations, Shanghai SINA Leju, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Mr. Xudong Zhu and Mr. Jun Luo shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Leju without the prior written consent of Shanghai SINA Leju. The equity pledge right enjoyed by Shanghai SINA Leju will expire when Mr. Xudong Zhu, Mr. Jun Luo and Beijing Leju have fully performed their respective obligations under the above agreements.
Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates
Transactions with Related Customers and Suppliers
As of December 31, 2008, our amount due to Shanghai JinYue Real Estate Development Co., Ltd., of which Mr. Xin Zhou, our co-chairman and chief executive officer, is a director, was $146,314. Such amount represented amounts paid on our behalf to fund Tian Zhuo’s capital requirements and was repaid by us in full in March 2009. As of December 31, 2009, no amount was due to Shanghai JinYue Real Estate Development Co., Ltd.
Transactions with Management
As of December 31, 2009, $1.0 million was due from E-House China Real Estate Investment Fund I, L.P., a real estate investment fund, representing deposit payment made on behalf of the fund. The amount was repaid in March 2010. Our co-chairman and chief executive officer, Mr. Xin Zhou, is a limited partner of the fund and a minority shareholder of the general partner.

As of December 31, 2009, $1.1 million was due to our management, representing consideration paid by management for unvested restricted shares. See also “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”
Share Options
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”
W. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
X. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
We have not previously declared or paid and have no plan to declare or pay in the near future any dividends on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” in our registration statement on Form F-1 (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
Y. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
Z. Offering and Listing Details
Our ADSs, each representing one of our ordinary shares, have been listed on the NASDAQ Global Select Market since October 16, 2009 under the symbol “CRIC.”
In 2009 (starting from October 16, 2009), the trading price of our ADSs on NASDAQ Global Select Market ranged from US$9.66 to US$17.15 per ADS.
The following table provides the high and low trading prices on the NASDAQ Global Select Market for the periods indicated below.

		Sales Price ($)
		High	Low
2009	October	17.15	12.05
2009	November	15.85	11.02
2009	December	13.90	9.66
2010	January	11.27	8.03
2010	February	9.76	8.31
2010	March	10.35	9.38
2010	April (through April 22)	10.46	8.30
AA. Plan of Distribution
Not applicable.
BB. Markets
Our ADSs, each representing one of our ordinary shares, have been traded on the NASDAQ Global Select Market since October 16, 2009 under the symbol “CRIC.”
CC. Selling Shareholders
Not applicable.
DD. Dilution
Not applicable.
EE. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
FF. Share Capital
Not applicable.
GG. Memorandum and Articles of Association
We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Securities and Exchange Commission on September 29, 2009.
HH. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business for the two years immediately proceeding the date of this annual report and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

II. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”
JJ. Taxation
The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
The Cayman Islands does not impose any withholding taxes on dividends paid to shareholders by a Cayman Islands corporation, nor does the Cayman Islands impose any other taxes on shareholders of a Cayman Islands corporation who are not themselves residents of the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.
People’s Republic of China Taxation
Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign holders of our ADSs or ordinary shares may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”
United States Federal Income Taxation
The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.
If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.
For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.
Passive Foreign Investment Company Considerations
A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
Based on the price of our ADSs and ordinary shares, the value of our assets, and the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we do not believe that were a PFIC for the taxable year ending 2009 and we do not expect to be a PFIC for our current taxable year ending 2010. While we do not expect to become a PFIC in 2010, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering.
If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.
Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.
Dividends
Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed and are expected to be readily tradable on the NADSAQ Global Select Market, which is an established securities market in the United States. In the event that we are deemed to be a PRC resident enterprise under PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “—Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. In that case, however, the U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.
Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.
Sale or Other Disposition of ADSs or Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, in which case a U.S. Holder’s ability to claim a foreign tax credit may be substantially limited. See “—Peoples’ Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules the:
•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•	amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;
•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and
•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are actively traded. We believe that the ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
The “QEF election”, which serves as a further alternative to the foregoing rules, is not available (as set forth below). Subject to certain limitations, a United States person may make a “qualified electing fund” election (“QEF election”) with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. If a QEF election is made by a U.S. Holder for the first year in which such U.S. Holder owns shares (directly or indirectly) of the PFIC, such U.S. Holder must generally include in income its pro rata share of the ordinary earnings and capital gains of the foreign corporation for each year such corporation meets the income test or the asset test regardless of whether any distributions are made (and will receive a basis increase to reflect such undistributed amounts included in income). A U.S. Holder may elect to defer actual payment of the tax liability arising from certain “non-passive” income until the PFIC makes actual distributions of amounts previously deemed included in such U.S. Holder’s income, subject to an interest charge generally applicable to underpayments of tax on such deferred tax liability. Notwithstanding the foregoing, a U.S. Holder may be required to report taxable income as a result of the QEF election without corresponding receipts of cash. No portion of any such ordinary earnings inclusions would be eligible for the reduced 15% tax rate on individuals in respect of “qualified dividends.” A QEF election will only be possible for a U.S. Holder if the PFIC furnishes such U.S. Holder with a statement, including in it the U.S. Holder’s share of the PFIC’s ordinary earnings and net capital gain. Since we do not intend to provide the information necessary to enable a U.S. Holder to make a QEF election, the QEF election will not be available to U.S. Holders.
If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will be required to file Internal Revenue Service form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, pursuant to recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs or ordinary shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.
Information Reporting
Pursuant to recently enacted legislation, U.S. Holders may be required to submit to the Internal Revenue Service certain information with respect to an investment in the ADSs or ordinary shares not held through an account with a “financial institution.” This new legislation also imposes penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. Each U.S. Holder is urged to consult its tax advisors regarding the application of this new legislation.
KK. Dividends and Paying Agents
Not applicable.
LL. Statement by Experts
Not applicable.

MM. Documents on Display
We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Our Internet website is www.cric.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP.
We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
NN. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. As of December 31, 2009, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our initial public offering in October 2009. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB and the functional currency of our principal operating subsidiaries and consolidated affiliated entities is the RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2009, we had RMB or HKD denominated cash balances of $81.7 million and U.S. dollar-denominated cash balances of $229.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of $229.3 million as of December 31, 2009 into RMB at the exchange rate of $1.00 for RMB6.8259 as of December 31, 2009, this cash balance would have been RMB1,565 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,550 million as of December 31, 2009.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, China’s consumer price index grew by 4.8% and 5.9% in 2007 and 2008, respectively. China has begun to experience deflation recently, and China’s consumer price index has fallen by 0.7% in 2009.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
JP Morgan Chase Bank, N.A., the depositary of our ADS program, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of $1.50 per ADS or ADSs for transfers of certificated or direct registration ADSs;
•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•	a fee of up to $0.05 per ADS per calendar year (or portion there of) for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement we are entitled to is a fixed percentage of the amount of fees the depositary collects from investors, net of certain expenses the depositary incurs. For the year ended December 31, 2009, we were entitled to approximately $90,000 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-162213) for our initial public offering of 20,700,000 ADSs, representing 20,700,000 ordinary shares, which registration statement was declared effective by the SEC on October 15, 2009.
For the period from the effective date to December 31, 2009, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $21.9 million, which included $17.4 million for underwriting discounts and commissions and $6.4 million for other expenses. We received net proceeds of approximately $224.7 million from our initial public offering.
For the period from the effective date to December 31, 2009, we did not use a substantial portion of the net proceeds received from our initial public offering.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of December 31, 2009, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.
Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Fan Bao, an independent director (under the standards set forth in NASDAQ Stock market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-162213), and the code is also available on our official website under the investor relations section at ir.cric.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2008	2009
Audit fees(1)	247,188	344,591
Audit-related fees(2)	—	969,927
Tax fees(3)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2009.

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
All audit and permitted non-audit services provided by our independent auditors, including audit services, audit-related services, tax services and other services as described above, must be approved in advance by our audit committee or by one or more members of the committee as shall be designated by the audit committee or the chairperson of the audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Because E-House owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:
•	that a majority of our board of directors must be comprised of independent directors; and
•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemption, our investors will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of China Real Estate Information Corporation are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Document
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009)

2.1
Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009)

2.2
Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

2.3
Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.2 from our S-8 registration statement (File No. 333-164034) filed with the Commission on December 28, 2009)

4.1
Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.2
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.3
Employment Agreement between the Registrant and Xin Zhou (incorporated by reference to Exhibit 10.3 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

4.4
Employment Agreement between the Registrant and Bin Laurence (incorporated by reference to Exhibit 10.4 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

4.5
Employment Agreement between the Registrant and Zuyu Ding (incorporated by reference to Exhibit 10.5 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

4.6
Employment Agreement between the Registrant and Jun Luo (incorporated by reference to Exhibit 10.6 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

4.7
Employment Agreement between the Registrant and Yan Zhang (incorporated by reference to Exhibit 10.7 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

Exhibit
Number	Document
4.8
Employment Agreement between the Registrant and Zhongmin Jin (incorporated by reference to Exhibit 10.8 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 9, 2009).

4.9
Master Transaction Agreement, dated July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.10
Offshore Transitional Services Agreement, dated July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.11
English translation of Onshore Transitional Services Agreement, dated July 27, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.12
Non-Competition Agreement, dated July 27, 2009, between the Registrant and E-House (China) Holdings Limited. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.13
English translation of Consulting and Services Agreement, dated June 30, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.14
English translation of Onshore Cooperation Agreement, dated August 31, 2009, among Shanghai Real Estate Sales (Group) Co., Ltd., Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.15
English translation of Equity Pledge Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.16
English translation of Exclusive Call Option Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.17
English translation of Loan Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.18
English translation of Loan Agreement, dated September 8, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.19
English translation of Amended and Restated Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

Exhibit
Number	Document
4.20
English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.21
English translation of Loan Agreement, dated April 1, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.22
English translation of Loan Agreement, dated September 8, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.23
English translation of Shareholder Voting Rights Proxy Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.24
English translation of Consulting and Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.25
English translation of Exclusive Call Option Agreement dated, September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.20 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.26
English translation of Loan Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.21 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.27
English translation of Shareholder Voting Rights Proxy Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.22 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.28
English translation of Equity Pledge Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.23 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.29
English translation of Exclusive Technical Support Agreement, dated May 8, 2008, between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

Exhibit
Number		Document
4.30	*
English translation of Real Estate Market Information System and Project Consulting Services Strategic Cooperation Agreement, dated December 2008, between Evergrande Real Estate Group and Shanghai CRIC Information Technology Co., Ltd.

4.31
English translation of Real Estate Market Information System and Project Market Consulting Strategic Cooperation Agreement, dated April 1, 2008 between Shanghai Urban Development (Group) Co., Ltd. and Shanghai CRIC Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.32	*	English translation of Service Agreement, dated August 2009, between with Shanghai Jinluodian Development Co., Ltd. and Shanghai CRIC Information Technology Co., Ltd.

4.33
Share Purchase Agreement, dated July 23, 2009, between the Registrant and SINA Corporation. (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.34
Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between the Registrant and SINA Corporation. (incorporated by reference to Exhibit 10.29 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.35	*	Shareholders Agreement, dated October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation.

4.36	*	Registration Rights Agreement, dated October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation.

4.37
English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between SINA Corporation and COHT Technology Corporation. (incorporated by reference to Exhibit 10.32 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.38
Domain Name and Content License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.33 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.39
Trademark License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.34 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

4.40
Software License and Support Services Agreement, dated September 2009, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

8.1	*	Subsidiaries of the Registrant.

11.1
Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1/A registration statement (File No. 333-162213), as amended, initially filed with the Commission on October 2, 2009).

Exhibit
Number		Document
12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*	Consent of Fangda Partners

15.3		Consent of Frost & Sullivan (incorporated by reference to Exhibit 23.6 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009)

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Real Estate Information Corporation
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Co-Chairman of the Board of Directors Chief Executive Officer
Date: April 23, 2010

China Real Estate Information Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Real Estate Information Corporation
We have audited the accompanying consolidated balance sheets of China Real Estate Information Corporation and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Real Estate Information Corporation and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole; present fairly in all material respects the information set forth therein.
The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of China Real Estate Information Corporation and its subsidiaries, two operating segments of E-House (China) Holdings Limited for the period from January 1, 2007 through October 16, 2009, the date of the Group’s initial public offering. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if China Real Estate Information Corporation and its subsidiaries had operated as a stand-alone group during the periods presented.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 23, 2010

China Real Estate Information Corporation
Consolidated Balance Sheets
(In U.S. dollar except for share data)

	December 31,
	2008	2009
	$	$
Assets
Current assets:
Cash and cash equivalents	25,791,238	311,066,566
Unbilled accounts receivable, net of allowance for doubtful accounts of nil and $5,625,089 at December 31, 2008 and 2009, respectively	10,767,049	22,739,129
Accounts receivable, net of allowance for doubtful accounts of nil and nil at December 31, 2008 and 2009, respectively	13,168,789	5,690,968
Advance payment for advertising placement	1,803,980	1,400,862
Advance payment for properties	—	8,108,299
Prepaid expenses and other current assets	5,810,274	5,589,534
Amounts due from related parties	—	2,460,572

Total current assets	57,341,330	357,055,930
Property and equipment, net	2,521,190	7,422,583
Intangible assets, net	1,529,322	201,138,891
Goodwill	4,269,149	449,902,711
Investment in affiliates	5,062,394	—
Advance payment for advertising placement	4,927,059	—
Advance payment for properties	7,791,586	—
Other non-current assets	309,103	4,570,964

Total assets	83,751,133	1,020,091,079

Liabilities and Equity
Current liabilities:
Accounts payable	510,489	2,288,650
Advance from customers	440,889	2,855,165
Accrued payroll and welfare expenses	992,263	3,873,160
Income tax payable	3,877,645	9,270,321
Other tax payable	775,842	3,085,419
Amounts due to related parties	5,472,859	7,300,568
Payable for acquisition of subsidiary	1,319,976	—
Deposit for property for sale	—	2,781,378
Other current liabilities	1,536,591	4,183,746

Total current liabilities	14,926,554	35,638,407
Deferred revenue, non-current	1,975,155	—
Deferred tax liabilities, non-current	338,259	42,031,640

Total liabilities	17,239,968	77,670,047

Commitments and contingencies (Note 14)
Equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 71,522,222 and 142,922,222 shares issued and outstanding as of December 31, 2008 and 2009, respectively	14,304	28,584
Additional paid-in capital	40,991,770	863,169,196
Retained earnings	20,956,173	74,385,774
Accumulated other comprehensive income	3,707,854	3,629,398
Subscription receivables	(14,304)	—

Total CRIC equity	65,655,797	941,212,952
Non-controlling interests	855,368	1,208,080

Total equity	66,511,165	942,421,032

Total liabilities and equity	83,751,133	1,020,091,079

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Operations
(In U.S. dollar except for share data)

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Total revenues	8,195,165	50,048,530	95,653,810
Cost of revenues	(895,405)	(2,897,247)	(12,810,162)
Selling, general and administrative expenses	(4,985,048)	(19,819,873)	(48,048,529)
Gain from settlement of pre-existing relationship	—	—	2,100,832

Income from operations	2,314,712	27,331,410	36,895,951
Other income (expense):
Interest income	192,961	420,517	279,079
Other income (expense), net	(156,825)	(1,341,165)	2,725,032

Income before taxes and equity in affiliates	2,350,848	26,410,762	39,900,062
Income tax expense	(284,999)	(4,721,015)	(6,306,613)

Income before equity in affiliates	2,065,849	21,689,747	33,593,449
Income from equity in affiliates	—	153,700	22,015,607

Net income	2,065,849	21,843,447	55,609,056
Less: Net income (loss) attributable to non-controlling interests	—	(318,214)	6,765

Net income attributable to CRIC shareholders	2,065,849	22,161,661	55,602,291

Earnings per share:
Basic	$0.03	$0.31	$0.64
Diluted	$0.03	$0.31	$0.63
Shares used in computation:
Basic	71,522,222	71,522,222	86,610,265
Diluted	71,522,222	71,522,222	88,264,301
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Changes in Equity
and Comprehensive Income
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other				Total
	Ordinary		Paid-in	(Accumulated	Comprehensive	Subscription	Non-controlling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Receivables	Interests	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2007	71,522,222	14,304	5,000,000	1,072,510	47,452	(14,304)	—	6,119,962
Net income	—	—	—	2,065,849	—	—	—	2,065,849	2,065,849
Cash contribution from E-House	—	—	25,000,000		—	—	—	25,000,000	—
Distribution to E-House	—	—	—	(4,343,847)	—	—	—	(4,343,847)	—
Foreign currency translation adjustments	—	—	—	—	876,049	—	—	876,049	876,049

Balance at December 31, 2007	71,522,222	14,304	30,000,000	(1,205,488)	923,501	(14,304)	—	29,718,013	2,941,898
Capital contribution by non-controlling interest	—	—	—	—	—	—	1,173,582	1,173,582	—
Net income	—	—	—	22,161,661	—	—	(318,214)	21,843,447	21,843,447
Contribution from E-House	—	—	2,591,770	—	—	—	—	2,591,770	—
Cash contribution from E-House	—	—	8,400,000	—	—	—	—	8,400,000	—
Foreign currency translation adjustments	—	—	—	—	2,784,353	—	—	2,784,353	2,784,353

Balance at December 31, 2008	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	855,368	66,511,165	24,627,800
Net income	—	—	—	55,602,291	—	—	6,765	55,609,056	55,609,056
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—		1,260,780	1,260,780	—
Collection of subscription receivables	—	—	—	—	—	10,000	—	10,000	—
Distribution to E-House	—	—	—	(1,001,304)	—	4,304	—	(997,000)	—
Cash contribution from E-House	—	—	2,499,977	—	—	—	—	2,499,977	—
Replacement of COHT share options	—	—	14,960,796	—	—	—	—	14,960,796	—
Share-based compensation	—	—	7,123,911	(1,171,386)	—	—	—	5,952,525	—
Issuance of ordinary shares to public, net of issuance cost	20,700,000	4,140	224,700,460	—	—	—	—	224,704,600	—
Issuance of ordinary shares in connection with business acquisition	47,666,667	9,533	571,990,471	—	—	—	—	572,000,004	—
Issuance of ordinary shares in exchange for a non-controlling interest	3,033,333	607	901,811	—	—	—	(902,418)	—	—
Foreign currency translation adjustments	—	—	—	—	(78,456)	—	(12,415)	(90,871)	(90,871)

Balance at December 31, 2009	142,922,222	28,584	863,169,196	74,385,774	3,629,398	—	1,208,080	942,421,032	55,518,185

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Cash Flows
(In U.S. dollar)

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Operating activities:
Net income	2,065,849	21,843,447	55,609,056
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	60,577	440,613	6,744,120
Allowance for doubtful accounts	—	—	4,722,707
Gain from settlement of pre-existing relationship	—	—	(2,100,832)
Income from investment in affiliates	—	(153,700)	(22,015,607)
Share-based compensation	—	—	5,952,525
Others	—	—	83,842
Changes in operating assets and liabilities
Accounts receivable	1,046,519	(21,746,362)	3,960,246
Amounts due from related parties	(4,442,415)	2,690,338	(2,432,415)
Advance payment for advertising placement	—	(6,731,039)	5,330,177
Prepaid expenses and other current assets	(89,135)	(4,718,931)	3,180,592
Other non-current assets	—	(4,336)	(22,589)
Accounts payable	32,172	387,544	1,664,048
Accrued payroll and welfare expenses	167,350	718,993	2,629,806
Income tax payable	152,175	3,182,709	5,262,213
Other tax payable	54,535	642,958	2,309,203
Amounts due to related parties	—	—	(6,186,987)
Other current liabilities	64,097	(512,730)	(7,036,553)
Advance from customers	(91,449)	839,354	2,414,276
Deferred tax	(250,124)	(124,654)	(3,054,613)

Net cash (used in) provided by operating activities	(1,229,849)	(3,245,796)	57,013,215

Investing activities:
Deposit for and purchase of property and equipment	(368,575)	(9,478,138)	(2,378,033)
Purchase of subsidiaries, net of cash acquired	—	(2,399,326)	3,243,114
Investment in affiliates	—	(2,500,000)	—
Proceeds from disposal of property and equipment	—	18,645	225,444
Deposit and proceeds for property for sale	—	—	3,042,015
Collection of loans from related parties	964,513	2,157,683	—

Net cash provided by (used in) investing activities	595,938	(12,201,136)	4,132,540

Financing activities:
Contribution from non-controlling interests	—	270	1,175,244
Proceeds of loans (repayment of loans) from related parties	—	5,696,838	(5,616,633)
Collection of subscription receivables	—	—	10,000
Advance from a related party	—	—	1,050,000
Proceeds from issuance of ordinary shares, net of paid issuance costs of $23,548,949	—	—	224,851,051
Contribution from E-House	25,000,000	8,400,000	2,499,977

Net cash provided by financing activities	25,000,000	14,097,108	223,969,639

Effect of exchange rate changes	586,293	729,589	159,934

Net increase in cash and cash equivalents	24,952,382	(620,235)	285,275,328
Cash and cash equivalents at the beginning of the year	1,459,091	26,411,473	25,791,238

Cash and cash equivalents at the end of the year	26,411,473	25,791,238	311,066,566

Supplemental disclosure of cash flow information:
Income taxes paid	—	1,446,702	3,379,554
Non-cash investing and financing activities:
Related party loans converted to equity	25,000,000	8,400,000	2,499,977
Related party receivable paid as dividend or (payable recorded as a capital contribution)	4,343,847	(2,591,770)	997,000
Issuance of ordinary shares in connection with business acquisition	—	—	572,000,004
Ordinary share issuance costs in payables	—	—	146,451
Replacement of share options due to acquisition	—	—	14,960,796
Non-controlling interest recognized in connection with business acquisition	—	—	85,536
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007, 2008 and 2009
(In U.S. dollar)
1. Organization and Principal Activities
China Real Estate Information Corporation (the “Company” or “CRIC”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing real estate information and consulting services, online services and real estate advertising services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”. E-House began developing a proprietary real estate database system, or the CRIC system, in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.
Shanghai CRIC began offering real estate advertising services in 2008 through an acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).
E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.
In October 2009, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides information and updates related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”).
Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House Holdings. On January 1, 2009, the Company issued an additional 99,999,000 ordinary shares to E-House Holdings for par value, or $10,000. On August 29, 2009, the Company effected a reverse share split whereby all of 100,000,000 issued and outstanding ordinary shares, having a par value of $0.0001 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.0002 per share, and the number of authorized shares was reduced from 500,000,000 to 250,000,000. On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings.
Both the reverse share split and the ordinary share issuance to E-House Holdings have been retroactively reflected for all periods presented herein.
As of December 31, 2009, all consolidated subsidiaries of the Company are included in Appendix 1.
The Group’s consolidated financial statements for periods prior to the Company’s IPO in October 2009 have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent two operating segments of E-House Holdings. The financial data of previously separate entities have been combined, to the extent included in the aforementioned operating segments of E-House Holdings, for all periods presented up to the IPO date as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a standalone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.

In connection with its IPO, the Company entered into non-competition arrangements with E-House Holdings on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC.
The consolidated financial statements for periods prior to CRIC’s IPO include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $624,654, $3,516,284 and $2,477,446 for the years ended December 31, 2007 and 2008 and for the period from January 1, 2009 to the IPO date, respectively. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, there have not been any selling, general and administrative expenses allocations as E-House began charging the Group transitional corporate service fees pursuant to agreements entered into on July 29, 2009 in connection with the Company’s IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $583,650 for the period from the IPO date to December 31, 2009.
2. Summary of Principal Accounting Policies
(a) Basis of presentation
The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of CRIC, its majority owned subsidiaries and its VIEs, Tian Zhuo and Beijing Leju. All significant inter-company transactions and balances have been eliminated in consolidation.
The Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides substantially all of its real estate advertising services through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s co-chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with Shanghai CRIC, including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration.
Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
During 2008, the Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment and deposit for a three-year period for real estate advertising placements to certain Shanghai newspapers via a $15,216,656 in interest-free loans to Xin Zhou. Tian Zhuo repaid $2,621,870 in 2009.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	15,367,010
Total liabilities	13,584,892
To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE, Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for its real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC officers of the Group and was funded by COHT through interest-free loans to such officers. These officers are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled. COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2009, the total amount of interest-free loans extended to Beijing Leju shareholders was $146,501 and the accumulated losses of Beijing Leju subsequent to acquisition were approximately $1,608,674 which have been included in the consolidated financial statements.
The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	4,697,532
Total liabilities	6,703,036

(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include estimated useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.
The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The carrying amount of cash, accounts receivable, advance payment for advertising placement, advance payment for properties, other receivables, accounts payable, other payables and amounts due from/to related parties approximates fair value due to their short-term nature.
The Group does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.
(e) Business combinations
Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.
(f) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
(g) Unbilled accounts receivable
Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.

(h) Advance payment for advertising placement
In December 2008, the Group prepaid $10,241,980 to certain Shanghai newspaper agency for real estate advertising placements over a three-year period. During 2009, the Group failed to reach an agreement with a Shanghai newspaper agency on its intended purchase of the newspaper advertising slots. The arrangement was terminated and the agency returned $7,309,616 of the prepayment. The Group agreed to utilize the remaining balance of $2,932,364 for real estate advertising placements and has an unused balance of $1,400,862 as of December 31, 2009.
(i) Advance payment for properties
In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. In April 2009, the Group leased another office building as its corporate office through the acquisition of Portal Overseas Limited. The Group intends to sell the property for which it made the prepayment within one year.
(j) Investment in affiliates
Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.
(k) Property and equipment, net
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Gains and losses from the disposal of property and equipment are included in income from operations.
(l) Intangible assets, net
Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, customer contracts, customer relationship and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. License agreements with SINA, the real estate advertising agency agreement with SINA, CRIC database license agreement are amortized ratably over the contract period. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized ratably over the specified contract term.
(m) Internally developed software
Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.
(n) Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(o) Impairment of goodwill
The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
Management performs its annual goodwill impairment test on December 31. No goodwill has been impaired during any of the periods presented.
(p) Income taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of other income (expense).
(q) Value added taxes
Shanghai CRIC is subject to value added tax at a rate of 17% on proceeds received from provision of the CRIC subscription services, less any VAT already paid or borne by Shanghai CRIC on the goods or services purchased by it and utilized in the provision of the CRIC subscription services that generate the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, Shanghai CRIC qualifies as a “software enterprise” and is entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden. Such refunds are not treated as taxable income and must be used for funding Shanghai CRIC’s software research and development. This policy is effective until 2010. The net VAT balance is recorded either in other tax payables or prepaid expenses and other current assets in the consolidated balance sheets.
(r) Share-based compensation
Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.
(s) Revenue recognition
The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
The Group provides real estate consulting services to customers in relation to land acquisition and property development. In certain instances, the Group agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, the Group provides services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.

The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC system subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC system subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC system subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC system subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
As a subsidiary of E-House, the Group has historically had multiple element arrangements which have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
The Group generates revenues from real estate advertising design services, which are recognized ratably over the specified contract period ranging from three to twelve months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. Advertising sales revenues are recognized on a gross basis because the Group acts as principal and is the primary obligor in the arrangement.
The Group also generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
Cost of revenue for the real estate information and consulting service segment primarily consists of costs incurred for developing, maintaining and updating the CRIC system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for the real estate advertising service segment consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for the online real estate segment consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels.
(u) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred and amounted to $124,353, $1,424,240 and $1,814,442 for the years ended December 31, 2007, 2008 and 2009, respectively.

(v) Foreign currency translation
The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholder’s equity and comprehensive income.
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
The Group recorded an exchange loss of $502,210, $1,341,165 and $159,933 for the years ended December 31, 2007, 2008 and 2009, respectively.
(w) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for investing in certain local districts. Cash subsidies of nil, nil and $2,426,546 for the years ended December 31, 2007, 2008 and 2009 are included in other income (expense) in the consolidated statements of operations. There is no assurance that the Group will receive similar or any subsidies in the future.
(x) Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and any specific information indicating the collectability of the receivables.
Movement of the allowance for doubtful accounts for accounts receivable, unbilled accounts receivable is as follows:

Amount
$
Balance as of January 1, 2009	—
Provisions for doubtful accounts	4,722,707
Business acquisition	2,440,358
Write offs	(1,539,914)
Changes due to foreign exchange	1,938

Balance as of December 31, 2009	5,625,089

(y) Earnings per share
Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Years Ended December 31,
	2007	2008	2009

Net income attributable to CRIC	$2,065,849	$22,161,661	$55,602,291

Weighted average ordinary shares outstanding — basic	71,522,222	71,522,222	86,610,265
Share options	—	—	1,654,036

Weighted average number of ordinary shares outstanding — diluted	71,522,222	71,522,222	88,264,301

Basic earnings per share	$0.03	$0.31	$0.64

Diluted earnings per share	$0.03	$0.31	$0.63

(z) Comprehensive income
Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(aa) Recently issued accounting pronouncements
In June 2009, the FASB issued Accounting Standards Codification 810-10, “Consolidation —Overall” (“ASC 810-10”, previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Group does not believe the adoption of ASC 810-10 will have any significant impact on its consolidated financial statements.
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 will not have significant impact on the Group’s consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
3. Investments in Affiliated Companies
On February 24, 2008, the Group entered into a joint venture agreement with SINA to form COHT, which operates a real estate Internet business in China that provides “information and updates to the real estate and home furnishing industries in China”. The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. Upon formation, the Group and SINA held a 34% and 66% interest in COHT, respectively. The Group recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction cost. The Group recorded deferred revenue of $2,400,951, which was recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue was classified as current or non-current depending on when the revenue was expected to be recognized.

This transaction was accounted for using the equity method with the purchase price of COHT allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets
Advertising rights	2,894,775	10 years
Customer contract backlog	313,919	6 months

Total	4,908,694

The initial purchase price resulted in negative goodwill of $325,395, which has been reflected above as a reduction in the recorded amount of intangible assets acquired.
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100% (Note 4).
4. Acquisitions of Subsidiaries
Acquisition of COHT
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of the Company’s ordinary shares. The Company expects that its acquisition of COHT will create substantial synergies between its current operations and COHT’s real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.
The following table summarizes the purchase consideration to acquire COHT:

Amount
$
Fair value of Company’s shares issued *	572,000,004
Replacement of COHT’s share options (Note 9)	14,960,796

Consideration	586,960,800
Fair value of the Company’s investment in COHT held before the business combination **	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).
**
As a result of the Company obtaining control over COHT, the Company’s previously held equity interest was remeasured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

		Amortization
	Amount	Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Contract Backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

	614,038,800

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and the Company and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The Goodwill was assigned to a new segment created as a result of this acquisition, “online real estate advertising services segment”. The goodwill is not deductible for tax purposes.
The fair value of the assets acquired includes accounts receivable of $13,177,212. The gross amount due under contracts is $15,617,292, of which $2,440,080 is expected to be uncollectible. The Company did not acquire any other class of receivable as a result of this acquisition.
Prior to the acquisition of COHT, CRIC had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. CRIC had recorded deferred revenue of $2,400,951 at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, the Company recorded a $2,100,832 gain on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.
Other acquisitions
In April 2009, the Group acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas was a development stage company that had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Portal Overseas to obtain the lease of the office building, which the Group uses as its corporate office. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,265,772
Other current assets	1,463,529
Liabilities assumed	(4,390,507)
Leasehold improvements	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years

Total	7,193,030

To expand its real estate consulting and real estate advertising services, the Group completed the following two acquisitions in 2008:
In September 2008, the Group acquired a 60% equity interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,759,969
Intangible assets
Customer advertising designing contracts	81,438	3 months
Non-compete agreement	191,424	5 years
Goodwill	666,257
Deferred tax liabilities	(20,360)

Total	2,678,728

The goodwill was allocated to the real estate advertising services segment. Goodwill is not deductible for tax purposes.

In October, 2008, the Group purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. An additional $732,255 in cash consideration is contingently payable upon achieving certain earnings targets for the six months ending June 30, 2010. Such conditional consideration was not included in the acquisition cost. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Tangible assets acquired	1,217,304
Liabilities assumed	(1,434,594)
Intangible assets—Non-compete agreement	1,420,688	5 years
Goodwill	3,602,892
Deferred tax liabilities	(355,172)

Total	4,451,118

The goodwill was allocated to the real estate information and consulting services segment. Goodwill is not deductible for tax purposes.
Pro forma results
The following table summarizes unaudited pro forma financial information for the years ended December 31, 2008 and 2009, as if the COHT acquisition had occurred on January 1, 2008 and 2009, respectively. These pro forma results have been prepared for informational purposes only based on the Company’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2008 and 2009.
The pro forma results include an adjustment to reflect the change in terms of the advertising agency arrangement between COHT and SINA. COHT was obligated to pay fees to SINA for advertising sales on SINA’s non-real estate channels. Under the original advertising agency agreement, these fees were equal to 85% of such sales revenues, subject to a minimum guarantee. In connection with the acquisition, COHT and SINA entered into a new advertising agency agreement, which took effective upon the closing of the acquisition. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, as opposed to the historical 85%.

	Year ended December 31,
	2008	2009
	$	$
Revenue	84,355,530	120,458,837
Net income attributable to CRIC	19,740,443	29,884,719
Earnings per share:
Basic	0.17	0.24
Diluted	0.17	0.24
5. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31
	2008	2009
	$	$
Leasehold improvements	265,650	4,020,790
Furniture, fixtures and equipment	2,133,841	5,215,145
Motor vehicles	565,652	353,492

Total	2,965,143	9,589,427
Less: Accumulated depreciation	(443,953)	(2,166,844)

Property and equipment, net	2,521,190	7,422,583

Depreciation expense was $60,577, $274,644 and $1,246,567 for the years ended December 31, 2007, 2008 and 2009, respectively.
6. Intangible Assets, Net
Intangible assets subject to amortization are comprised of the following:

	As of December 31,
	2008	2009
	$	$

License agreements with SINA	—	80,660,000
Real estate advertising agency agreement with SINA	—	106,790,000
CRIC database license agreement	—	8,300,000
Favorable lease term	—	2,428,110
Customer relationships	—	5,788,603
Customer contracts	81,438	110,000
Non-compete agreements	1,612,112	1,612,112
Computer software licenses	1,741	1,207,744

	1,695,291	206,896,569

Less: Accumulated amortization
License agreements with SINA	—	(2,016,500)
Real estate advertising agency agreement with SINA	—	(2,617,402)
CRIC database license agreement	—	(244,118)
Favorable lease term	—	(91,054)
Customer relationship	—	(40,622)
Customer contracts	(81,438)	(110,000)
Non-compete agreements	(84,444)	(388,634)
Computer software licenses	(87)	(249,348)

	(165,969)	(5,757,678)

Intangible assets subject to amortization, net	1,529,322	201,138,891

Amortization expense was nil, $165,969 and $5,497,553 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record amortization expense of $20,526,312, $21,026,164, $20,708,144, $21,054,445 and $ 20,517,669 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
7. Goodwill
Changes in the carrying amount of goodwill by segment are as follows:

	Real Estate
	Information
	and	Real Estate	Real Estate
	Consulting	Advertising	Online
	Service	Service	Service
	Segment	Segment	Segment	Total
	$	$	$	$
Balance as of January 1, 2008	—	—	—	—
Goodwill recognized upon acquisition	3,602,892	666,257	—	4,269,149

Balance as of December 31, 2008	3,602,892	666,257	—	4,269,149
Goodwill recognized upon acquisition	747,897	—	444,885,665	445,633,562

Balance as of December 31, 2009	4,350,789	666,257	444,885,665	449,902,711

8. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31
	2007	2008	2009
	$	$	$
Current Tax
PRC	404,149	3,976,671	9,172,473
Other	130,974	848,852	2,655

	535,123	4,825,523	9,175,128

Deferred Tax
PRC	(250,124)	(104,508)	(2,868,515)

Income tax expense	284,999	4,721,015	6,306,613

Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.
Hong Kong
The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 17.5%, 16.5% and 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2007, 2008 and 2009, respectively.
PRC
Prior to January 1, 2008, the Company’s PRC subsidiaries and consolidated VIEs were governed by the Income Tax Law of People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprise and the Enterprise Income Regulation (“the old income tax law and rules”). Pursuant to the old income tax law and rules, such PRC entities were generally subject to Enterprise Income tax (“EIT”) at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the exception of Shanghai Real Estate Sales (Group) Co., Ltd (“E-House Shanghai”), the main subsidiary of E-House through which the Group provided certain real estate consulting services prior to its IPO. E-House Shanghai was registered in the Pudong New Area of Shanghai, the PRC, and was subject to a 15% preferential income tax rate for the year ended December 31, 2007.
On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for certain qualifying enterprises that were established before the promulgation date of the new tax law and that were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. E-House Shanghai is subject to such a graduated rate schedule, specifically, the applicable rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.
Shanghai CRIC was approved as a high and new technology enterprise under the new law and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012.
Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2007	2008	2009
	$	$	$
The aggregate dollar effect	—	—	1,433,584
Per share effect—basic	—	—	0.02
Per share effect—diluted	—	—	0.02

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of December 31, 2008 and 2009 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions was immaterial.
The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $14,600 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception through 2009 on both transfer pricing and non-transfer pricing matters.
The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2008	2009
	$	$
Deferred tax assets:
Accrued salary expenses	25,868	782,048
Advertising expenses	17,206	—
Accrued rebate	—	24,244
Depreciation and amortization	—	20,309
Bad debt provision	—	1,576,713
Net operating loss carryforwards	304,766	808,325

Gross and net deferred tax assets	347,840	3,211,639

Analysis as:
Current	43,074	3,046,040
Non-current	304,766	165,599
Deferred tax liabilities:
Amortization of intangible and other assets	338,259	42,031,640

Total deferred tax liabilities	338,259	42,031,640

Analysis as:
Current	—	—
Non-current	338,259	42,031,640
Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2007	2008	2009
PRC income tax rate	33.00%	25.00%	25.00%
Expenses not deductible for tax purposes	9.26%	3.40%	1.13%
Effect of tax preference	(12.57)%	(9.04)%	(12.79)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(12.45)%	(1.59)%	3.20%
Effect of new income tax law	3.48%	—	—
Valuation allowance movement	(8.60)%	—	(0.73)%

	12.12%	17.77%	15.81%

As of December 31, 2007, 2008 and 2009, the Group had net operating loss carryforwards of $853,887, $1,219,064 and $3,233,301, respectively, which will expire if not used between 2013 and 2014.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $59 million at December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
9. Share-Based Compensation
E-House Holdings’ Share Incentive Plan (“the E-House Plan”)
During the year ended December 31, 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
Share Options:
During the years ended December 31, 2007, 2008 and 2009, E-House Holdings granted options to certain employees, senior management and independent directors for the purchase of 1,215,000, 1,356,000 and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of E-House Holdings at an exercise price ranging from $5.50 to $12.50 per share in 2007, and $9.53 to $24.30 per share in 2008, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.
E-House Holding’s management used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model were:

	2007	2008
Average risk-free rate of return	4.76%	3.98%
Contractual life of option	10 years	10 years
Average estimated volatility rate	62.7%	59.3%
Average dividend yield	0.00%	0.00%
On November 7, 2008, E-House Holdings modified the exercise price and vesting schedule of 2,014,166 outstanding options previously granted between July 23 2007 and August 2, 2008. The exercise price for these options was reduced from between $9.53 to $24.30 to $5.37. The vesting schedule of 1,794,166 of the 2,014,166 options was extended such that the options previously granted in 2007 and 2008 vest ratably over the two and three years subsequent to the modification date, respectively.
In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Incremental compensation cost of the vested options amounting to $229,110 was immediately expensed. For those unvested or partially vested options, E-House will recognize incremental cost of $1,643,541 and the unrecognized compensation cost from the initial grant date over the modified requisite service period.
The total fair value of options vested, which reflected the modification of the options, was nil, and $2,167,030 during the years ended December 31, 2007 and 2008, respectively. The total fair value of options vested for 2009 was $2,754,106.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2008 was $3.80 and $7.47 per share, respectively. The weighted-average modification date fair value of modified options in 2008 was $2.44. E-House Holdings recorded compensation expense of $751,222, $4,399,831 and $4,474,956 for the years ended December 31, 2007, 2008 and 2009. There were no options exercised during the years ended December 31, 2007 and 2008, respectively. During the year ended December 31, 2009, 509,562 options having total intrinsic value of $6,870,042 were exercised for proceeds to E-House Holdings of $2,754,106.
A summary of option activity under the E-House Plan during the year ended December 31, 2009 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value of options
		$		$
Outstanding, as of January 1, 2009	2,314,166	5.39
Granted	—
Exercised	(509,562)	5.40
Forfeited	(45,167)	5.37
Cancelled	—
Outstanding, as of December 31, 2009	1,759,437	5.38	8.0	22,411,580
Vested and expected to vest as of December 31, 2009	1,654,984	5.38	7.9	21,079,810
Exercisable as of December 31, 2009	602,605	5.38	7.9	7,674,968
As of December 31, 2009, there was $6,283,583 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.
Restricted Shares:
On May 16, 2007, E-House Holdings granted 436,364 restricted shares to replace 436,364 share options previously granted to an employee under the E-House Plan. The purchase price of the restricted shares was $3.30 per share, which was the exercise price of the option that was replaced. The vesting and other requirements imposed on these restricted shares were the same as under the original option grant. This modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,440,001. 148,364 restricted shares were vested on November 28, 2007. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as a payable due to related parties as of December 31, 2007.
In December 2009, E-House Holdings granted 931,000 restricted shares to certain employees and senior management, which vest over three years. There were no restricted shares granted during the year ended December 31, 2008.

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2009 is presented below:

	No. of	Weighted average
	restricted shares	grant-date fair value
		$
Unvested as of January 1, 2009	144,000	1.39
Granted	931,000	16.40
Vested	(144,000)	1.39
Forfeited	—	—

Unvested as of December 31, 2009	931,000	16.40

The total fair value of restricted shares vested in 2007, 2008, and 2009 was $206,226, $200,160 and $200,160, respectively.
The weighted-average grant-date fair value of restricted shares granted during the year ended December 31, 2009 was $16.40 per share. E-House Holdings recorded compensation expense of $201,667, $201,667 and $321,687 for restricted shares for the years ended December 31, 2007 and 2008 and 2009, respectively.
As of December 31, 2009, there was $15,132,797 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 3 years.
Share-based compensation expense recorded by the Group was $172,053, $1,253,890 and $895,069 for the years ended December 31, 2007, 2008 and 2009, respectively, under the E-House Plan. These expenses are recorded in selling, general and administrative expenses and included share options granted by E-House Holdings to the Group’s employees. Options to E-House’s senior management that were allocated to the Group before the IPO were also included in these expenses.
The Company’s Share Incentive Plan (“the CRIC Plan”)
On September 9, 2008, the Company adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of the Company on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.
Share Options:
During 2009, the Company granted 7,591,500 and 1,100,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price from $3.00 to $8.00 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years.
The Company used the binomial model to estimate the fair value of the options granted under the CRIC Plan, using the following assumptions:

2009
Average risk-free rate of return	3.22%
Contractual life of option	10 years
Average estimated volatility rate	71.79%
Average dividend yield	0.00%
On July 15, 2009, the Company modified the number and vesting schedule of 756,000 options previously granted on January 1, 2009. The modification decreased the number of options to 251,500 and reduced the vesting period from four years to one to two years. The modification did not result in any incremental compensation expense.

On July 30, 2009, the Company granted 300,000 restricted shares to a certain E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares is $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,050,000 and was recorded as an amount due to related parties as of December 31, 2009.
The weighted-average grant-date fair value of the options granted in 2009 was $3.72 per share. For the year ended December 31, 2009, the Group recorded compensation expense of $3,732,944 for the share options granted to the Group’s employees and recorded dividends to E-House of $1,023,329 for the share options granted to E-House’s employees.
Replacement of the Company’s option for COHT’s option (“Options Replacement Program”).
Effective upon the Company’s IPO and in connection with its acquisition of COHT (Replacement Date), the Company exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of the options (“Replaced Options”) that had been previously granted to certain employees of SINA and COHT under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”), with other terms unchanged. The Company capitalized $14,960,796 as part of the cost of acquiring COHT in regard to the Options Replacement Program, which the Company computed as the fair value of the Replaced Options on the Replacement Date multiplied by the ratio of preacquisition services to the requisite service period of the Replaced Options, which is the same requisite service period of the Replacement Options. The difference between the fair value of the Replacement Options on the Replacement Date and the amount capitalized as part of the cost of acquiring COHT of $27,720,433 will be recognized over the remaining requisite service period of approximately 3.3 years.
The Company used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%
The Replacement Date fair value of the Replaced Options and Replacement Options was $11.44 and $10.64 per share, respectively. For the year ended December 31, 2009 the Company recorded compensation expense of $2,219,581 associated with the Replacement Options.
A summary of option activity under the CRIC Plan during the year ended December 31, 2009 is presented below.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		$		$
Outstanding, as of January 1, 2009	—	—
Granted	8,692,000	4.23
Replacement under the Options Replacement Program	3,609,000	0.64
Exercised	—
Forfeited	(154,500)	4.43
Modified	(504,500)	3.00
Cancelled	(300,000)	3.50
Outstanding, as of December 31, 2009	11,342,000	3.16	7.86 years	88,649,505
Expected to vest as of December 31, 2009	10,681,370	3.16	7.86 years	83,485,999
Exercisable as of December 31, 2009	615,469	0.64	4.97 years	6,361,154
As of December 31, 2009, there was $49,055,665 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Restricted Shares:
A summary of restricted share activity under the CRIC Plan as of December 31, 2009 and changes for the year then ended is presented below:

	No. of	Weighted Average
	Restricted Shares	Grant-Date Fair Value

Unvested as of January 1, 2009	—	—
Granted	300,000	2.59
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2009	300,000	2.59
The Company recorded a dividend to E-House of $148,056 for restricted shares granted to the E-House employee for the year ended December 31, 2009.
As of December 31, 2009, there was $573,226 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.
10. Employee Benefit Plans
The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $201,384, $1,337,295 and $2,779,901 for the years ended December 31, 2007, 2008 and 2009, respectively, for such benefits.
11. Distribution of Profits
Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of December 31, 2008 and 2009 were $1,838,675 and $5,960,287, respectively.
In addition, the share capital of the Company’s PRC subsidiaries of $33,000,000 and $43,073,186 as of December 31, 2008 and 2009, respectively, was considered restricted due to restrictions on the distribution of share capital.
As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $49,033,473 as of December 31, 2009.
12. Segment Information
The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
The Group has three operating segments: 1) real estate information and consulting services, 2) real estate advertising services and 3) real estate online services. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. For the year ended December 31, 2007, the real estate information and consulting services was the Group’s sole operating segment. The real estate advertising service segment commenced in 2008. The real estate online services segment started as a result of the acquisition of COHT in October 2009. Corporate expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

The following table summarizes the selected revenue and expense information for each operating segment for the years ended December 31, 2009 and 2008:

	Real Estate
	Information	Real Estate	Real Estate
	and Consulting	Advertising	Online
2009	Service	Service	Service	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	68,045,340	13,778,533	13,829,937	—	95,653,810
Cost of revenues	(1,865,697)	(6,014,185)	(4,930,280)	—	(12,810,162)
Selling, general and administrative expenses	(22,723,019)	(5,690,497)	(11,359,944)	(8,275,069)	(48,048,529)
Gain from settlement of pre-existing relationship	2,100,832	—	—	—	2,100,832

Income (loss) from operations	45,557,456	2,073,851	(2,460,287)	(8,275,069)	36,895,951
Interest income	166,521	27,635	23,722	61,201	279,079
Other income, net	2,481,451	—	5,814	237,767	2,725,032

Income (loss) before taxes and equity in an associate	48,205,428	2,101,486	(2,430,751)	(7,976,101)	39,900,062
Income tax benefit (expense)	(6,710,032)	(553,666)	957,085	—	(6,306,613)

Income (loss) before equity in affiliates	41,495,396	1,547,820	(1,473,666)	(7,976,101)	33,593,449
Income from investment in affiliates	—	—	22,015,607	—	22,015,607

Net income (loss)	41,495,396	1,547,820	20,541,941	(7,976,101)	55,609,056

	Real Estate
	Information	Real Estate
	and Consulting	Advertising
2008	Service	Service	Non-Allocated	Total
	$	$	$	$
Revenues from external customers	49,116,061	932,469	—	50,048,530
Cost of revenues	(2,855,398)	(41,849)		(2,897,247)
Selling, general and administrative expenses	(13,776,504)	(1,865,669)	(4,177,700)	(19,819,873)

Income (loss) from operations	32,484,159	(975,049)	(4,177,700)	27,331,410
Interest income	415,512	3,779	1,226	420,517
Foreign exchange loss	(1,323,858)	—	(17,307)	(1,341,165)

Income (loss) before taxes and equity in an associate	31,575,813	(971,270)	(4,193,781)	26,410,762
Income tax benefit (expense)	(4,917,503)	196,488	—	(4,721,015)

Income (loss) before equity in affiliates	26,658,310	(774,782)	(4,193,781)	21,689,747
Income from investment in affiliates	—	—	153,700	153,700

Net income (loss)	26,658,310	(774,782)	(4,040,081)	21,843,447

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers
Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Customer A	*	28,321,400	28,374,431
Customer B	*	*	10,846,980
Customer C	*	7,788,385	*
Customer D	*	5,144,560	*
Customer E	1,774,818	*	*
Customer F	1,690,435	*	*
Customer G	1,690,435	*	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	Years Ended December 31,
	2008	2009
	$	$
Customer A	7,666,854	*
Customer B	*	6,150,942
Customer C	8,047,270	*
Customer H	*	4,210,564
Customer I	*	5,179,182
Customer J	*	3,368,519

*	indicates the accounts receivables from the customer was less than 10% as at the stated year end.
13. Related Party Balances and Transactions
The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under common control of E-House Holdings
Shanghai JinYue Real Estate Development Co., Ltd.	Mr. Xin Zhou, co-chairman of CRIC, is a director of the entity
E-House China Real Estate Investment Fund I, L.P. (“the Fund”)	Partially owned by Mr. Xin Zhou, co-chairman of CRIC
SINA	Mr. Charles Chao, co-chairman of CRIC, is a director and chief executive officer of the entity (since October 16, 2009)
These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the years ended December 31, 2007 and 2009, the Group waived net receivables from E-House and its consolidated subsidiaries of $4,343,847 and $997,000, respectively, and recorded such amounts as distribution to E-House in equity. During the year ended December 31, 2008, E-House waived net receivables from the Group of $2,591,770, which the Group recorded as a capital contribution.
During the years ended December 31, 2007, 2008 and 2009, E-House loaned $25,000,000, $8,400,000 and $2,499,977, respectively, to fund capital injections into CRIC’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	624,654	3,516,284	2,477,446
Corporate service provided by E-House under onshore/offshore transitional service agreement (Note 1)	—	—	583,650
Information and consulting services provided to E-House	98,568	—	6,338,045
Advertising services provided to E-House	—	169,928	2,378,823
Online advertising agency fee paid to SINA	—	—	852,153
The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.
In connection with the Company’s acquisition of SINA’s interest in COHT, COHT and SINA have entered into a new advertising agency agreement, which took effect upon the closing of the transaction. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it pays SINA fees of approximately 15% of the revenues generated from these sales.
Amounts due from related parties was $2,160,269 as of December 31, 2007, which represents loans made to E-House for general working capital requirements. The loan was interest free and was fully repaid in 2008. Amounts due from related parties was $2,460,572 as of December 31, 2009, which includes $1,025,157 due from the Fund, representing a deposit payment made on behalf of the Fund, and $1,435,415 due from E-House for real estate information and consulting services as well as advertising services provided.
As at December 31, 2008 and 2009, amounts due to related parties was comprised of the following:

	As of December 31,
	2008	2009
	$	$
Shanghai JinYue Real Estate Development Co., Ltd.	146,314	—
E-House	5,326,545	147,962
SINA	—	6,102,606
Management	—	1,050,000

Total	5,472,859	7,300,568

The amount due to Shanghai JinYue Real Estate Development Co., Ltd. represents amounts paid on behalf of the Group to fund Tian Zhuo’s capital requirements. The Group repaid such amounts in March 2009.
The amount due to E-House as of December 31, 2008 was primarily for the payment of the acquisition consideration for a 100% interest in Guangzhou Integrated and the capital contribution for a 60% interest in Wushi Advertising. The amount due to E-House as of December 31, 2009 reflects the expenses paid on behalf of E-House. The balance is interest free and settleable on demand.
The amount due to SINA as of December 31, 2009 represents online advertising agency fees payable to SINA.
The amount due to management represents consideration paid by management for unvested restricted shares.

The rollforward of the intercompany receivable balance with E-House for the years ended December 31, 2008 and 2009 is as follows:

	Year Ended December 31,
	2008	2009
	$	$

Balance at January 1	2,160,269	—
Collection of loans granted to E-House	(2,061,701)	—
Loans received from E-House	(8,400,000)	(2,499,977)
Corporate expenses allocated from E-House	(3,516,284)	(2,477,446)
Group revenues, net of expenses, collected by E-House	924,514	3,474,446
Related party balance waivers	10,991,770	1,502,977
Service provided to E-House	169,928	8,716,868
Consulting service fee collected by E-House on behalf of CRIC	—	1,148,711
Transitional services fee charged from E-House	—	(583,650)
Payments received for services	(268,496)	(7,846,514)

Balance at December 31	—	1,435,415

14. Commitments and contingencies
a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $134,030, $833,976 and $3,289,241 for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Year Ending December 31	$
2010	2,510,123
2011	1,622,785
2012	1,041,822
2013	641,843
2014	379,566

Total	6,196,139

(b) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

Appendix 1
Entities included in the consolidated financial statements
The following table sets forth information concerning entities included in the Group:

			Percentage of
	Date of	Place of	ownership
	incorporation	incorporation	(%)
CRIC (China) Information Technology Co., Ltd.	April 26, 2006	BVI	100
Shanghai CRIC Information Technology Co., Ltd.	July 3, 2006	PRC	100
E-House (China) Information Technology Service Limited	January 15, 2008	BVI	100
Hong Kong CRIC Information Technology Company Limited	February 25, 2008	Hong Kong	100
Shanghai CRIC Software Technology Co., Ltd.	June 13, 2008	PRC	100
Richpoint Overseas Ltd.	April 7, 2008	BVI	85
CRIC Information Technology Ltd.	May 23, 2008	Hong Kong	85
Wuhan CRIC Information Technology Co., Ltd.	June 19, 2008	PRC	100
Chengdu CRIC Information Technology Co., Ltd.	April 21, 2008	PRC	100
Shanghai Tian Zhuo Advertising Co., Ltd.	February 27, 2008	PRC	VIE
Shanghai Landpro Advertising Design Co., Ltd.	December 19, 2008	PRC	100	*
Guangzhou Integrated Residential Building Industry Facility Co., Ltd.	July 15, 2004	PRC	100	*
Wushi Consolidated (Beijing) Advertising Media Co., Ltd.	July 28, 2008	PRC	60
Portal Overseas Ltd.	January 02, 2008	BVI	100
Portal Holdings Ltd.	February 25, 2008	Hong Kong	100
Shanghai ShineLend Property Management Limited	April 29, 2008	PRC	100
Shanghai Yifang Software Co., Ltd.	February 27, 2009	PRC	100
China Real Estate Business Network Technology Ltd.	December 17, 2007	PRC	100
Guangzhou Real Estate Business Network Software Technology Co., Ltd.	August 11, 2008	PRC	100
Status Holding Ltd.	October 30, 2008	Hong Kong	90
Status Company Ltd.	August 08, 2008	BVI	90
Shanghai Ruizhe Information Technology Co., Ltd.	July 4, 2008	PRC	100
Shenzhen Fangyou Software Technology Co., Ltd.	September 13, 2002	PRC	90
China Online Housing (Hong Kong) Co., Ltd.	December 17, 2007	Hong Kong	100
China Online Housing Technology Corporation	December 29, 2007	Cayman	100
China Real Estate Information (HK) Ltd.	December 21, 2009	Hong Kong	100
Beijing Yisheng Leju Information Service Co., Ltd.	February 13, 2008	PRC	VIE
Shanghai SINA Leju Information Technology Co., Ltd.	May 8, 2008	PRC	100	**
CRIC (HK) Property Consultants Co., Ltd.	September 16, 2009	Hong Kong	100
CRIC Property Consultants Co., Ltd.	November 24, 2009	BVI	100

*:	Wholly owned subsidiaries of Shanghai Tian Zhuo Advertising Co., Ltd.

**:	Wholly owned subsidiaries of Beijing Yisheng Leju Information Service Co., Ltd.