Form 20-F
period 2010-12-31
China Real Estate Information Corp
filed 2011-04-26
CIK 1472353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
Shanghai 200072
People’s Republic of China
(Address of principal executive offices)
Bin Laurence
China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai 200072
People’s Republic of China
Phone: +86 21 6086 7500
Facsimile: +86 21 6086 7111
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered

American Depositary Shares, each representing one ordinary share, par value $0.0002 per share	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 144,997,222 ordinary shares, par value US$0.0002 per share, as of December 31, 2010.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“COHT” refers to China Online Housing Technology Corporation, an entity that had operated SINA’s real estate online business prior to our initial public offering, or IPO. We acquired SINA’s equity interest in COHT concurrent with our IPO;
•	“CRIC system” refers to our proprietary real estate information database and analysis system;
•	“E-House” refers to our parent company and controlling shareholder E-House (China) Holdings Limited, a leading real estate services company in China listed on the New York Stock Exchange;
•	“SINA” refers to our shareholder SINA Corporation, a leading online media company in China;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0002 per share; unless the context indicates otherwise, all share and per share data in this annual report give effect to a 1-for-2 reverse share split that became effective on August 29, 2009 and a new share issuance to our parent company, E-House, on September 28, 2009;
•	“Shanghai CRIC” refers to Shanghai CRIC Information Technology Co., Ltd., one of our main operating subsidiaries;
•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and all references to “HKD” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statement of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Our selected consolidated statement of operations data for the fiscal years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report.
Our financial statements before our IPO include allocations of costs from certain corporate and shared services functions provided to us by E-House, including general corporate and shared services and expenses. These allocations were made using a proportional cost allocation method based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us, and have been included in our financial statements.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	5,395	8,195	50,049	95,654	174,154
Cost of revenues	(214)	(895)	(2,897)	(12,810)	(41,010)
Selling, general and administrative expenses	(2,198)	(4,985)	(19,820)	(48,049)	(109,089)
Gain from settlement of pre-existing relationship	—	—	—	2,101	—

Income from operations	2,983	2,315	27,332	36,896	24,055
Interest income	23	193	420	279	1,727
Other income (expense), net	—	(157)	(1,341)	2,725	3,174

Income before taxes and equity in affiliates	3,006	2,351	26,411	39,900	28,956
Income tax expense	(894)	(285)	(4,721)	(6,307)	(2,791)

Income before equity in affiliates	2,112	2,066	21,690	33,593	26,165
Income (loss) from equity in affiliates	—	—	154	22,016	(276)

Net income	2,112	2,066	21,844	55,609	25,889
Less: net income (loss) attributable to non-controlling interest	—	—	(318)	7	(52)

Net income attributable to CRIC shareholders	2,112	2,066	22,162	55,602	25,941

Earnings per ordinary share
Basic	$0.03	$0.03	$0.31	$0.64	$0.18
Diluted	$0.03	$0.03	$0.31	$0.63	$0.18
Earnings per ADS[1]
Basic	$0.03	$0.03	$0.31	$0.64	$0.18
Diluted	$0.03	$0.03	$0.31	$0.63	$0.18
Weighted average number of ordinary shares used in per share calculations[2]
Basic	71,522,222	71,522,222	71,522,222	86,610,265	143,288,987
Diluted	71,522,222	71,522,222	71,522,222	88,264,301	146,193,046

(1)	Each ADS represents one ordinary share.

(2)	Upon incorporation, we had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House. On January 1, 2009, we issued an additional 99,999,000 ordinary shares to E-House at par value of $0.0001 per share. On August 29, 2009, we effected a reverse share split whereby all of our issued and outstanding 100,000,000 ordinary shares of a par value of $0.0001 each were converted into 50,000,000 ordinary shares of $0.0002 par value each and the number of our authorized shares were reduced from 500,000,000 to 250,000,000. On September 28, 2009, we issued 21,522,222 additional ordinary shares at par value of $0.0002 per share to E-House. Both the reverse share split and the new share issuance to E-House have been retroactively reflected for all periods presented herein.
The following table presents as summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009 and 2010:

	As of December 31,
	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheets Data:
Cash and cash equivalents	26,411	25,791	311,067	340,720
Total assets	30,823	83,750	1,020,091	1,083,923
Total current liabilities	1,105	14,926	35,638	52,516
Total equity	29,718	66,511	942,421	991,438
Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the certified exchange rate in effect on December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 15, 2011, the certified exchange rate was RMB6.5317 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15, 2011)	6.5317	6.5382	6.5477	6.5310

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
A. Capitalization and Indebtedness
Not Applicable.
B. Reasons for the Offer and Use of Proceeds
Not Applicable.
C. Risk Factors
Risks Related to Our Business
We are not likely to sustain the high growth rate we have experienced up to now; if we cannot manage our growth effectively and efficiently, our results of operations and profitability could be materially and adversely affected.
Our revenues have grown significantly in a relatively short period of time. We have experienced substantial growth since 2006, when E-House began to commercialize the CRIC system to provide real estate information services in select cities. Our revenues increased from $50.0 million in 2008 to $95.7 million in 2009 and $174.2 million in 2010. In October 2009, we completed our IPO and acquisition of SINA’s 66% equity interest in COHT, an entity that had operated SINA’s real estate online business. Our revenues in 2009 and 2010 included $13.8 million and $66.9 million attributable to COHT, respectively. Over the same years, we increased the number of cities covered by our CRIC system from 54 as of December 31, 2008 to 75 as of December 31, 2009 and 86 as of December 31, 2010. COHT also increased the number of cities covered from 48 as of June 30, 2009 to 83 as of December 31, 2009 and 138 as of December 31, 2010.

We intend to continue to expand our operations. We are not likely, however, to sustain a similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base. Accordingly, our historical growth rate is not an indication of our future performance.
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
Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year. Similarly, our real estate online business is affected by the seasonality of the real estate market and real estate consumers’ purchasing patterns.
We generated a majority of our total revenues from services provided to real estate developers in 2008, 2009 and 2010. We expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers, especially revenues from our consulting services, are typically generated on a project-by-project basis. For some of our consulting projects in relation to land acquisition and property development, we agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenues on this type of consulting project when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent. Because such projects may take anywhere from a month to a year to perform, the timing of recognition may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues.
We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which may have a material adverse effect on our business, results of operations and prospects.
As of December 31, 2010, we provided real estate information, consulting and advertising services in 159 cities in China. We may expand our operations to more cities in the future. Expanding our real estate information, consulting and advertising services business into new geographical markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. If we incur significant costs to expand data coverage but are not successful in marketing and selling our services in these markets, our data expansion efforts may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues.
Our real estate online business, before being acquired from SINA, had historically relied on the Beijing area for a substantial portion of its revenues. We have strived to expand our real estate online business into geographical areas outside Beijing and changed our business model from hosting arrangements to operating websites directly in several cities in order to increase the revenues of our real estate online business. As part of our expansion strategy, we outsource the operation of certain regional websites to local business partners. Actions by these business partners, or a failure by them to comply with relevant laws and regulations, could materially and adversely affect our ability to expand our business or the popularity and reputation of our real estate Internet operations. As we continue expanding into a greater number of small cities, we may be unable to provide sufficient local content or maintain a sufficient number of local business hosting partners.

As China is a large and diverse market, client trends and demands may vary significantly by region. Our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion effectively, if our expansion efforts take longer than planned or if our costs for such expansion exceed our expectations, our results of operations may be materially and adversely affected.
We may not be able to successfully execute our growth strategy of expanding our client base and increasing the average spending of our clients on our services, which could have a material adverse effect on our results of operations and prospects.
To continue to grow our revenues derived from our services, we will need to expand our client base and increase the average spending of our clients on our services. These efforts will involve aggressively marketing our services to real estate developers and also other client groups such as real estate suppliers, governmental agencies, universities, research institutes and financial institutions. Meanwhile, we will also need to promote additional or premium services to our existing clients. Our proprietary real estate information database and analysis system, which we refer as the CRIC system, may not be well accepted by our targeted prospective clients, or we may not be successful in selling additional or premium services to our existing clients. If our efforts to expand our client base and increase the average spending of our clients on our services are not successful, our results of operations and prospects could be materially and adversely affected.
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
In 2009, China’s real estate market rebounded and many cities experienced increases in real estate prices and transaction volumes. This rebound coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Although overall transaction volume and selling prices continued to increase in 2010, the market experienced high volatility, with higher transaction volumes in certain months and lower transaction volume in others, mainly as a result of stringent measures implemented by the Chinese government in an effort to curb perceived unsustainable growth in the real estate market. These measures have affected and may continue to affect the growth of the PRC real estate market. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures affecting China’s real estate industry.”
Such efforts by the government to slow property price appreciation could reduce the activities in the real estate market, lessen real estate transaction volume and prevent developers from raising capital they need or increase their costs to start new projects. To the extent fluctuations in the real estate market significantly affect demand for real estate information and consulting services from our clients, which are primarily real estate developers, our revenues and results of operations may be materially and adversely affected.
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
In 2008, the PRC government relaxed some restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, for example, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China, which is China’s central bank, lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.
In late 2009, the PRC government started tightening its real estate policies again in response to rising property prices and perceptions of widespread property speculation. Certain exemptions or reduced transaction taxes implemented in 2008 were allowed to expire on December 31, 2009 and, as a result, the business tax on total proceeds from the resale of high-end and large-sized residential properties held for less than five years was re-imposed. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties.
On March 8, 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision of land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. On April 17, 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,
•	The down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;
•	The minimum down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•	The down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks;
•	In regions where housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit, and may suspend extending loans to individuals for their purchase of housing units outside the region where they reside if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located; and
•	Local governments are allowed to limit the total number of housing units one can purchase during a certain period in light of the local situation.
Later in 2010 and in early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular,
•	The minimum down payment for the second housing unit purchased by a family is increased from 50% to 60% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•	The business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than five years, and on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased five or more years ago;

•	All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;
•	Real property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing. In Chongqing, the real property tax is also imposed on local independent houses owned by individuals; and
•	In the circular promulgated by the General Office of the State Council on January 26, 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective price control targets for 2011.
Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be buyers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers' costs to start new projects.
In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.
A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets experienced significant disruptions in 2008. While economic growth has resumed in many major markets, the speed, strength and sustainability of the recovery is uncertain. In particular, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Global economic trends have a significant impact on the Chinese economy, and any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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
In the past, a limited number of real estate developers have contributed a substantial portion of our revenues. Our top three developer clients in 2008, namely Evergrande Real Estate Group, or Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in 2008, while no other clients accounted for more than 10% of our total revenues during such period. Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd., accounted for 29.7% and 11.3% of our total revenues for the year ended December 31, 2009, while no other clients accounted for more than 10% of our total revenues during such period. Finally, our top developer client in 2010, Evergrande, accounted for 13.6% of our total revenues for the year ended December 31, 2010, while no other client accounted for more than 10% of our total revenues during such period. There remains the risk that if we fail to continue to secure large contracts from existing, new or former clients, our revenues, results of operations and financial condition may be materially and adversely affected. In addition, our ability or inability to secure new large contracts or renew existing large contracts may also cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.
Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationship with Evergrande, we maintain the business relationship with the headquarters of the real estate developer. We entered into a strategic cooperation agreement in December 2007 with Evergrande. Under this agreement, we were engaged as the exclusive provider of real estate information and market consulting services to 37 of Evergrande’s real estate projects under development for one year. In December 2008, Evergrande renewed the strategic cooperation agreement for 2009, again for 37 of Evergrande’s real estate projects under development. In December 2009, we were engaged to provide real estate information and market consulting services to 48 of its real estate projects for 2010. In January 2011, we were again contracted to provide real estate information consulting and online services for Evergrande’s projects throughout China. Evergrande could refuse to renew the agreement with us upon expiration of its term in January 2012, terminate the agreement before its expiration, substantially reduce its business with us in the future, or become unable or refuse to pay our fees or continue to engage our services due to financial difficulties it may experience or for other reasons. If any of the foregoing occurs, our results of operations and financial condition would be materially and adversely affected.
Our real estate online business has relied on a limited number of advertising agencies, which may materially and adversely affect the results of operations and financial condition of our real estate online business.
Historically SINA’s real estate online business relied on a limited number of advertising agencies for a significant majority of its revenues. For the nine months ended on December 31, 2008 and nine months ended September 30, 2009, the three largest advertising agencies of SINA’s real estate online business accounted for approximately 70% of its advertising revenues. From the date when we acquired SINA’s real estate online business in 2009 through the end of 2009, our real estate online business continued to rely on these three advertising agents, which again accounted for approximately 70% of the advertising revenues of our real estate online business. In 2010, we discontinued our business with two of these agencies; the remaining advertising agency, Beijing Jiahua Hengshun Media Advertising Co., Ltd., continued to account for approximately 23.6% of our advertising revenues from our real estate online business, or 9.1% of our total revenues in 2010. We had a contract with Beijing Jiahua Hengshun Media Advertising Co., Ltd. providing for its placement of real estate advertising with us in an aggregate amount of RMB132 million for the year ended December 31, 2010. This contract has not been renewed, nor has a new contract with this advertising agency been entered into. In the future, our advertising agency clients may not continue to engage our services at the same level, or at all. Should these advertising agency clients terminate or substantially reduce their business with our real estate online operations and we fail to find new clients or they are unable to timely pay our receivables outstanding, the results of operations and financial condition of our real estate online business may be materially and adversely affected.
The real estate information and consulting service sector in China is relatively new and rapidly evolving. If our business model proves to be inappropriate or suboptimal or if new competitors emerge to better serve the real estate industry, our business may be materially and adversely affected.
The real estate information and consulting service sector in China is relatively new and rapidly evolving, and we cannot predict how this industry will develop in the future. The development of the real estate information and consulting services sector will depend to a large extent on continued and growing demand by real estate developers and other industry participants for such services. Our business model may prove to be inappropriate or suboptimal as the industry develops. In addition, new competitors that are better adapted to the changing real estate industry may emerge, which could cause us to lose market share in key market segments. Any failure on our part to adapt to changes in the real estate information and consulting services sector may materially and adversely affect the growth of our business.

If we are not able to obtain and maintain accurate, comprehensive and reliable data in our CRIC system, we could experience reduced demand for our services.
Our success depends on our clients’ confidence in the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data provided to us may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or be subject to legal claims by our customers, which could adversely affect our business and financial performance. In addition, our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues.
We have limited experience in operating a real estate online business as a stand-alone company. We have relied and will continue to rely on SINA's cooperation with us to a large extent. If we fail to maintain our relationship with SINA in relation to our real estate online operations, our business and results of operations could be materially and adversely affected.
We did not have experience in operating a real estate online business as a stand-alone company prior to our acquisition of SINA’s real estate online business in October 2009. To a large extent, the operations and revenues of our real estate online business rely on SINA's cooperation with us. Our real estate online operations generated $66.9 million revenues in 2010. The domain names of the major websites of the acquired real estate online business are owned by SINA and licensed to us. In addition, a significant proportion of users of these websites link to them through SINA’s other websites. Pursuant to an advertising agency agreement with SINA, we became the exclusive agent of SINA for selling advertising to the real estate advertisers. Furthermore, COHT and SINA have also entered into a domain name and content license agreement, a trademark license agreement and a software license and support services agreement. Despite all these arrangements, we may not continue to receive the same level of support from SINA as SINA’s real estate online business did prior to the acquisition. If for any reason SINA terminates the advertising agency agreement or any of the other agreements or otherwise reduces its support for our real estate online operations, our business and results of operations may be materially and adversely affected.
If the online advertising market fails to grow as quickly as expected, or if we fail to implement our growth strategies for our real estate online operations, our business will be materially and adversely affected.
Our real estate online operations rely on online advertising as their main source of revenue. However, online advertising in China is still a relatively new business and many of our potential advertising clients have limited experience using the Internet for advertising purposes. In particular, advertisers in the real estate sector in China have traditionally relied more heavily on other advertising media, such as newsprint, magazines and outdoor advertising. If the Internet does not continue to develop as a viable marketplace for real estate and home-related contents and information, our online advertising business may be negatively affected.
Even if the online advertising market in China does continue to grow, if we fail to implement our growth strategies for our real estate online operations, our business may not grow as quickly as we expect. Our future growth depends on our ability to attract and retain employees who understand both the real estate industry and the online advertising industry, increase the user traffic of our websites, develop new advertising offerings and increase marketing effectiveness, increase the fees we can charge for online advertising, and maintain and enhance relationships with our advertising clients. The current and potential clients of our real estate online business may choose not to advertise on our websites if they do not perceive our online advertising services to be effective or our user demographics to be desirable.

A decrease in demand for advertising services in general, and for our real estate advertising services in particular, could materially and adversely affect our ability to generate advertising revenues, which in turn could adversely affect our financial condition and results of operations.
Demand for our advertising services is particularly sensitive to changes in general economic conditions and the real estate industry. Real estate advertising expenditures typically decrease during economic downturns. Real estate developer advertisers may also reduce their spending on our advertising services for a number of other reasons, including:
•	a decline in the number of their new development projects or temporary or permanent halts to development projects in the cities in which we operate;
•	a slowdown in the economy in the cities in which we operate;
•	a decision to shift advertising budget to other available advertising media; and
•	a decrease in advertising spending in general.
If we experience a decrease in demand for our advertising services, our business could be materially and adversely affected.
We could face liability for information on our websites and for products and services sold over our real estate Internet websites.
Our real estate Internet websites provide third-party content such as real estate listings, links to third-party websites, online advertisements or content provided by users of community-oriented services. China has enacted laws and regulations governing the distribution of news, information or other content, as well as products and services, through the Internet. If any Internet content we provide or will provide on our websites were deemed by the PRC government to violate any such laws or regulations, we would not be able to continue providing such content and could be subject to penalties, including confiscation of income, fines, suspension of business or revocation of required licenses. We could be held liable for defamation, negligence or other similar actions brought by third parties providing such content or operating websites linked to our websites. We may also face assertions that content on our websites or information contained in websites linked to our websites contains errors or omissions, and consumers may seek damages for losses incurred if they rely upon such information.
We have taken certain precautionary measures in this regard. However, such measures may not be adequate to exonerate us from relevant civil, administrative or criminal liabilities. Any claims, with or without merit, could be time-consuming to defend and result in a significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.
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

In addition, our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Our computer servers perform automatic data backups on a daily basis. Furthermore, we periodically conduct manual backups of all data onto CDs and store the CDs in a secured off-site location. We also monitor our CRIC system in an effort to detect and prevent unauthorized access and to provide reliable access to our clients. Our main servers are located in the Internet data centers of the local telecommunications carrier in Shanghai. If our main servers go down, our backup servers are designed to be up and running within 30 minutes. However, any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or other cause could harm our business. If we experience a failure that prevents us from delivering our services to clients, we could experience reduced demand for our services, lower revenues and increased costs.
Similarly, any system failure or performance inadequacy that causes interruptions in the availability of our services or increases in the response time of our services could reduce the appeal of our real estate online business to advertisers and consumers. Factors that could significantly disrupt the operations of our real estate online business include: inadequate bandwidth, system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with the computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information. Our real estate online business has limited backup systems and redundancy. Repeated disruptions or any of the foregoing factors could damage our real estate online business’s reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.
We may not be able to achieve the benefits we expect from recent and future acquisitions and business partnerships, which may have an adverse effect on our ability to manage our business prospects.
Strategic acquisitions and business partnerships have been, and may continue to be, an important factor in the growth and success of our business.
In October 2009, we acquired SINA’s 66% equity interest in COHT concurrent with our IPO and became the sole shareholder of COHT. Since then, we have started to realize the expected synergies between our operations and the real estate online business acquired from SINA. We are in the process of fully integrating acquired operations, services, corporate culture and personnel into our real estate information, consulting and advertising business and operations. These activities have required, and will continue to require, significant management attention from our real estate information, consulting and advertising business operations, which diversion may harm the effective management of our business. Failure to generate the synergies we anticipate from the combination of our pre-existing operations and SINA’s real estate online business could materially and adversely affect our business, results of operations and prospects.
Since completion of our IPO, we have completed a few other acquisitions of smaller scale and established a few business partnerships. For example,
•	in April 2010, we acquired 55% of the equity interests in Shanghai Dehu PR Consulting Co., Ltd., or Shanghai Dehu, a public relations consulting company, by subscribing for its increased registered capital;
•	also in April 2010, we acquired a 60% interest in Beijing Advertising Age Lotte Co., Ltd.;
•	in August 2010, we established Beijing China Real Estate Research Association Technology Ltd., and Beijing China Real Estate Research Association Information Ltd., together with certain third parties, and we hold 51% equity interests in each of these two companies; and
•	in October 2010, through Shanghai Dehu, we established Tianjin Taili Dongren Culture and Communications Co., Ltd. together with a third party, and Shanghai Dehu holds a 60% equity interest in it.

These and any future acquisitions and business partnerships may expose us to potential risks, including, among other things:
•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;
•	distraction of management’s attention from normal business operations during the acquisition and integration process;
•	failure to effectively integrate acquired assets and talent into our business and culture;
•	diversion of resources from our existing businesses and technologies; and
•	failure to realize the synergies expected from the acquisitions or business partnerships.
In addition, in the future we may not be able to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could demand substantial management time and resources. Negotiating and financing acquisitions and business partnerships could also involve significant costs and uncertainties. If we fail to continue to successfully source, execute and integrate acquisitions and business partnerships in the future, our overall growth may be impaired, and our results of operations may be adversely affected.
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
In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights in Internet-related businesses. As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business. Our business could be significantly harmed if we are not able to protect our proprietary rights in Internet-related business and our other intellectual property.

Any negative development in SINA’s market position, harm to SINA’s brand or SINA’s operations, or regulatory actions or legal proceedings affecting SINA’s intellectual property on which our real estate online business relies, could materially and adversely affect our business and results of operations due to our dependence on SINA for our real estate online business.
The marketing and promotion of our real estate online business benefit significantly from our association with the SINA brand. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our real estate online business. We operate the two real estate and home furnishing channels that we acquired from SINA, i.e., house.sina.com.cn and jiaju.sina.com.cn, and generate a significant portion of our revenues from the sale of advertising on these two channels. We and SINA have entered into (1) a domain name and content license agreement, under which house.sina.com.cn and jiaju.sina.com.cn, among others, were licensed to us, and (2) a trademark license agreement, under which we were granted a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks through websites located at www.leju.com and the channels located at house.sina.com.cn and jiaju.sina.com.cn. Users may access the real estate and home furnishing channels through SINA’s home page at www.sina.com.cn. In addition, pursuant to our advertising agency agreement with SINA, we have the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels. We expect to derive a significant proportion of the revenues of our real estate online business from operating the two real estate and home furnishing channels associated with SINA brand and selling advertising on SINA’s non-real estate channels in the future. Any negative development in SINA’s Internet operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our real estate online operations will continue to rely on the domain names, trademarks, contents, software and other intellectual properties licensed to us by SINA, any regulatory actions or legal proceedings against SINA related to such domain names, contents and other intellectual property could have a significant negative impact on our ability to operate our real estate online business.
We may face increased competition and, if we are unable to compete successfully, our financial condition and results of operations may be harmed.
The real estate information and consulting service sector in China is at an early stage of development and is highly fragmented. As the industry develops, we may face increased competition. Competition in this industry is primarily based on the quality, breadth and depth of the underlying database, client service and support, industry expertise and reputation of the research and consulting professionals, brand recognition and overall client experience. In the real estate information service sector, we compete with both national and local real estate information service providers, including soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting service market, we compete with international real estate consulting companies, such as DTZ International, CB Richard Ellis, Jones Lang LaSalle and Savills PLC, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands.
The real estate online services market in China may become increasingly competitive. The barriers to entry for establishing Internet-based businesses are low, making it possible for new competitors to proliferate rapidly. We expect more companies to enter the real estate online service industry in China and a wider range of real estate online services to be introduced. As the real estate online services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate online business may be able to better position themselves to compete as the industry matures. The current competitors of our real estate online business include certain vertically integrated real estate websites, such as soufun.com and anjuke.com, and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn, which provide, among other things, competing real estate-related content and advertising services. These websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other advertising services. In addition, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate.
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
Our accounts receivable as of December 31, 2010 were $61.0 million, representing 35.0% of our total revenues for the year ended December 31, 2010. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Receivables from the two clients with the largest accounts receivable outstanding as of December 31, 2010, namely Beijing Jia Hua Hengshun Media Advertising Co., Ltd. and Shanghai Rongzhong Culture Communication Co., Ltd., accounted for 32.9% of our total accounts receivable as of that date. If these or other clients who owe us significant accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off certain accounts receivable or increase provisions made against our accounts receivable, any of which could adversely affect our business, results of operations and financial conditions.
If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other real estate industry participants. Mr. Xin Zhou, our co-chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. Mr. Zuyu Ding, our director and co-president, has also been instrumental in growing our business due to his substantial experience in the areas of real estate-related research and technology. Mr. Jun Luo, who joined us as co-president after our acquisition of SINA’s real estate online business and is now our director as well, had been the general manager of SINA’s real estate online business since 2007 and has extensive experience in China’s Internet industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of services of one or more members of our senior management team could significantly impair our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. Accordingly, if we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
Our information and consulting services are supported and enhanced by a team of research staff. They are critical to maintaining the quality and consistency of our services and our brand reputation. It is important for us to attract qualified employees who have experience in real estate research, information and consulting, and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations or into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business.
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
In addition, relevant PRC authorities may deem certain of Shanghai CRIC’s business activities that involve the collection of data for our CRIC database to be “market survey” activities. In such a case, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to engage in “market survey” activities in China, Shanghai CRIC could be subject to fines and penalties and we would be required to restructure our operations to have one of our consolidated affiliated entities holding a business license covering such business scope undertake these activities.
Moreover, Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, COHT’s consolidated affiliated entity operating our real estate online business, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services, including an ICP license. These licenses are essential to the operation of our real estate online business and are generally subject to annual review by the relevant governmental authorities. Advertising is included in the business scope indicated in the business license of Beijing Leju, which allows it to provide advertising services. This type of business scope is also essential to the operations of our real estate online business. In addition, Beijing Leju may be required to obtain additional licenses, such as an Internet publication license, an Internet news information services license or an Internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses.
If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated affiliated entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities, which in turn could materially and adversely affect our business.
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

Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.
We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We sometimes hire a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2010. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption as compared to the cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.
Risks Related to Our Carve-out from E-House and Our Relationships with E-House
E-House will control the outcome of shareholder actions in our company.
As of March 31, 2011, E-House beneficially owned 53.0% of our outstanding ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for the purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.

We may have conflicts of interest with E-House and, because of E-House’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.
Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:
•	Indemnification arrangements with E-House. We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate information and consulting services business, including operation of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House including, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.
•	Non-competition arrangements with E-House. We and E-House have each agreed not to compete with the core business of each other. E-House has agreed not to compete with us in the business of providing real estate information and consulting services, real estate advertising services, and operating business-to-business and business-to-consumer Internet websites targeting participants in the real estate industry anywhere in the world. We have agreed not to compete with E-House in primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, except real estate information and consulting services and related support services.
•	Employee recruiting and retention. Because both E-House and we are based in Shanghai and engage in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that restricts E-House and us from hiring any of the other’s employees.
•	Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our co-chairman and chief executive officer, is currently also serving as E-House’s executive chairman. Some of our board members and executive officers also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.
•	Sale of shares in our company. E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.
•	Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.
•	Developing business relationships with E-House’s competitors. So long as E-House remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China. This may limit our ability to market our services for the best interest of our company and our other shareholders.
Although our company has become a stand-alone public company, we expect to operate, for as long as E-House remains our controlling shareholder, as an affiliate of E-House. E-House may, from time to time, make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and its own shareholders, but which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.
We have entered into a series of agreements with E-House and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during the non-competition period (which will end on the later of (i) three years after E-House no longer owns in aggregate at least 20% of the voting power of our then outstanding voting securities or (ii) September 29, 2014, the date five years after our registration statement on Form F-1 was first publicly filed with the SEC) not to compete with E-House in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, as described in its periodic filings with the SEC. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of real estate information, consulting and online services in China slow down. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of a contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.
Our marketing and promotion have benefited significantly from our association with E-House. Any negative development in E-House’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our brand.
As a majority-owned subsidiary of E-House, we have benefited significantly from our association with E-House in marketing our services. For example, we have provided services to E-House’s clients. We also benefit from E-House’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If E-House loses its market position, the effectiveness of our marketing efforts through our association with E-House may be materially and adversely affected. In addition, any negative publicity associated with E-House will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate online business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.
PRC laws and regulations currently do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China, and our PRC foreign-invested subsidiaries may not provide advertising services in China. As such, our real estate advertising business is primarily provided through our contractual arrangements with our consolidated affiliated entity in China, Shanghai Tian Zhuo Advertising Co., Ltd., or Tian Zhuo, and its subsidiaries. Tian Zhuo is 90% owned by Mr. Xin Zhou, our co-chairman and chief executive officer and the executive chairman of E-House, and 10% owned by Mr. Xudong Zhu, our former director and head of our advertising operations. Tian Zhuo and its subsidiaries provide real estate advertising design services for real estate development projects and may enter into other services related to real estate advertising. We have depended and expect to continue to depend on Tian Zhuo and its subsidiaries to operate our real estate advertising business. We have entered into contractual arrangements with Tian Zhuo, pursuant to which we, through our subsidiary Shanghai CRIC, provide technical support and consulting services to Tian Zhuo. In addition, we have entered into agreements with Tian Zhuo and its shareholders, which provide us with the substantial ability to control Tian Zhuo and make us a primary beneficiary of Tian Zhuo. For a description of these contractual arrangements, see “Item. 7 Major Shareholder and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Tian Zhuo.”

Moreover, PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides Internet information services, which are one type of value-added telecommunications services. Because of such restriction and the above-mentioned restrictions on foreign investment in advertising businesses, COHT is operating www.leju.com and our real estate online business through Beijing Leju, a consolidated affiliated entity in China. Beijing Leju was owned by two PRC citizens affiliated with SINA prior to our acquisition of SINA’s real estate online business. COHT’s wholly-owned indirect subsidiary, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, has entered into contractual arrangements with Beijing Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Leju and its existing shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. Upon completion of our acquisition of SINA’s real estate online business, Beijing Leju became 80% owned by Mr. Xudong Zhu, our former director and head of our advertising operations, and 20% owned by Mr. Jun Luo, our director and co-president. Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo have entered into contractual arrangements which continue to provide Shanghai SINA Leju with the ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate online business through our contractual arrangements with Beijing Leju and its shareholders.
In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structures of Tian Zhuo and Beijing Leju are in compliance with existing PRC laws and regulations;
•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo establishing the corporate structure for operating our real estate online business are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations.
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
In addition, we entered into an equity pledge agreement pursuant to which the two shareholders of Beijing Leju pledged their respective equity interests in Beijing Leju to Shanghai SINA Leju. These pledges were registered with the local office for the administration for industry and commerce in January 2010. However, such registration did not cover the pledge of the recently increased registered capital of Beijing Leju and we are in the process of amending the registration. Until completion of the amended registration, we cannot assure you that the effectiveness of such pledge with respect to the newly increased registered capital would be recognized in PRC courts if disputes arise regarding such pledged equity interest.

If we, Shanghai CRIC, Tian Zhuo, Shanghai SINA Leju or Beijing Leju are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:
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
The imposition of any of these penalties could have a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.
We rely on contractual arrangements with Tian Zhuo, Beijing Leju and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
We rely on contractual arrangements with Tian Zhuo and its shareholders to operate our real estate advertising business, and rely on those with Beijing Leju and its shareholders to operate our real estate online business. For a description of these contractual arrangements, see “Item. 7 Major Shareholders and Related Party Transactions—B. Related Party Transaction—Contractual Arrangements with Tian Zhuo” and “—Contractual Arrangements with Beijing Leju.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo or Beijing Leju. Under these contractual arrangements, as a legal matter, if any consolidated affiliated entity in the PRC or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, or claiming damages, which we cannot assure you will be effective.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo and Beijing Leju. As a result, our ability to conduct our business may be negatively affected.
The shareholders of Tian Zhuo and Beijing Leju may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Tian Zhuo is jointly owned by Mr. Xin Zhou, our co-chairman and chief executive officer, and the founder and executive chairman of E-House, and Mr. Xudong Zhu, our former director and head of our advertising operations. Conflicts of interests between Mr. Zhou’s and Mr. Zhu’s roles as shareholders of Tian Zhuo and their duties to our company as management may arise. We cannot assure you that when conflicts of interest arise, such individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo and its subsidiaries as well as receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Zhou or Mr. Zhu and our company.

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
Beijing Leju is 80% owned by Mr. Xudong Zhu, our former director and head of our advertising operations, and 20% owned by Mr. Jun Luo, our director and co-president. Similar conflicts of interests between their role as the shareholders of Beijing Leju and their duties to our company as a director or a member of management may arise.
Contractual arrangements we have entered into or may enter into with Tian Zhuo and Beijing Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo or Beijing Leju owe additional taxes could reduce our net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo or Beijing Leju do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Tian Zhuo, Beijing Leju or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
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
The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. China’s central bank decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. Total outstanding RMB loans grew by 31.7% in 2009 to RMB40.0 trillion, and broad money supply (M2) grew by 27.2%. In 2010, the central bank raised the statutory deposit reserve ratio six times in an effort to curb credit expansion. Nevertheless, total outstanding RMB loans still grew by 19.9% in 2010, to RMB47.9 trillion, and broad money supply (M2) grew by 19.7%. The central bank again raised the statutory deposit reserve ratio in January, February, March and April of 2011. While these rate increases could potentially slow the growth of the Chinese real estate industry, they have limited direct impact on our company as we currently do not have any loans outstanding. We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit policies that are intended to create stable economic growth will not adversely impact the real estate industry.

Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
PRC governmental restrictions on currency conversion may limit our ability to utilize our revenues and funds effectively and the ability of our PRC subsidiaries and consolidated affiliated entities to obtain financing.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.
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
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
In addition, because the RMB is the functional currency of our PRC operating subsidiaries and consolidated affiliated entities, fluctuations in the RMB-U.S. dollar exchange rate could cause us to incur foreign exchange losses to the extent these operating subsidiaries and consolidated affiliated entities hold U.S. dollar cash balances. The foreign exchange losses of $1.3 million we incurred in 2008, the foreign exchange gain of $0.2 million in 2009 and the foreign exchange loss of $0.6 million in 2010 were primarily due to this reason. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk."
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
We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments as required by the SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with SAFE rules and the registration procedures set forth therein may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions; restrict our cross-border cash flows; limit our PRC subsidiaries’ ability to distribute dividends, repay foreign loans or make other outbound payments; limit our ability to make capital contributions, or foreign exchange-denominated loans to our PRC subsidiaries or other inbound payments; or otherwise adversely affect our business. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.
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
Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule. We are in the process of registering our employee stock options plan with the competent foreign exchange authority; however, we cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Employee Share Options.”
PRC regulations relating to foreign acquisitions may subject us to requisite approval by the Ministry of Commerce, and the failure to obtain such approval could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulation, promulgated by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009 includes provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, the Ministry of Commerce circulated an updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by the Ministry of Commerce of applications for the approval of such foreign acquisitions among related parties under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own operation. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on such foreign acquisitions among related parties.
In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise have been restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our consolidated affiliated entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders, which continue to provide us with substantial ability to control Tian Zhuo. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.”
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
Our holding company relies principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of our PRC subsidiaries to make payments to our holding company could have a material adverse effect on its ability to fund our operations, make investments or acquisitions, or pay dividends.
China Real Estate Information Corporation is a holding company, and it relies principally on dividends from its subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to our holding company. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to our holding company. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to our holding company could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.
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
Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009 and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. However, the qualified software enterprise status is subject to annual review. If Shanghai SINA Leju or Shanghai CRIC fails to maintain software enterprise status in any annual review, their applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.
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
Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated affiliated entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Since 2007, we have been required under U.S. GAAP to accrue taxes for these contingencies. Any change in accounting requirements for reporting tax contingencies, any reduction or elimination of subsidies or any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.
Under the PRC Enterprise Income Tax Law and its implementation rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.
Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The State Administration of Taxation further promulgated a circular on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.
The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempted from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise are exempted from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.
In addition, ambiguities exist with respect to interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, dividends distributed by us to our offshore investors that are non-resident enterprises, or the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax, unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.
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
In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In 2010, the closing price of our ADSs on NASDAQ varied from a high of $11.74 to a low of $7.47.
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
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2011, we had 145,059,722 ordinary shares outstanding, 1,141,064 of which have been issued to our depositary and reserved for future grants under our share incentive plan, and more than 84% of which are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.
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
Except as described in this annual report and in the deposit agreement, holders of our ADSs cannot exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
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
We are incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries outside of the United States and in China. In addition, all of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an original action against us or against these individuals in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the current taxable year, ending December 31, 2011, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. Holders. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our company was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands.
Our parent company, E-House, began developing the CRIC system in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., or CRIC BVI, in the British Virgin Islands. In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC, and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Shanghai CRIC began commercializing the CRIC system and offering real estate information and consulting services in 2006.
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

In April 2008, CRIC BVI, through our subsidiary E-House (China) Information Technology Service Limited, or EIT, together with SINA, formed a joint venture, COHT, to build and operate a leading real estate website in China. EIT held 34% of the equity interest in the joint venture.
E-House incorporated our company in the Cayman Islands in August 2008 and transferred all of the outstanding shares of CRIC BVI to our company in October 2008.
On July 23, 2009, we entered into a share purchase agreement with SINA, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA 47,666,667 shares.
On October 16, 2009, our ADSs began trading on the NASDAQ Global Select Market under the ticker symbol “CRIC.” Including the exercise of an over-allotment option, we issued a total of 20,700,000 ADSs, representing 20,700,000 ordinary shares, at an initial offering price of $12.00 per ADS. Concurrent with completion of the IPO, we also completed the merger with SINA’s real estate online business. Following these transactions, E-House remained the majority shareholder of CRIC holding 50.04% of CRIC’s total outstanding shares, and SINA became CRIC’s second largest shareholder holding 33.35% of our total outstanding shares. As of March 31, 2011, E-House beneficially owned 53.0% of our total outstanding shares.
Our principal executive offices are located at No. 383 Guangyan Road, Shanghai 200072, People’s Republic of China. Our telephone number at this address is (86-21) 6086-7500. In addition, we have offices in 33 other cities in China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.
B. Business Overview
Overview
We are a leading provider of real estate information, consulting, advertising and promotional event services in China. We also operate a leading real estate online business in China, which, prior to our IPO in October 2009, was majority-owned and operated by SINA, a leading online media company in China. We are a subsidiary of E-House, a leading real estate services company in China listed on the New York Stock Exchange.
We operate our proprietary CRIC system, which is an advanced and comprehensive real estate information database and analysis system, which had been used as an internal resource to support E-House’s real estate agency and brokerage services as well as our information and consulting services prior to July 2006. We began to commercialize the CRIC system by selling subscriptions in July 2006 and have generated revenues from our real estate information services since then. We began offering and generating revenues from real estate consulting services in 2002. Such services were provided through various subsidiaries of E-House prior to 2006 and, since 2006, have been provided through our main operating subsidiary, Shanghai CRIC. We began to provide real estate advertising services in 2008. In April 2010, Shanghai CRIC acquired 55% of the equity of Shanghai Dehu, a promotional event provider and we began offering real estate promotional event services. Our major clients for these services primarily include real estate developers in China.
In October 2009, we acquired SINA’s real estate online business and SINA became a significant shareholder of our company. We operate a leading real estate online business in China that provides region-specific real estate news and information, property data and access to online communities via local websites covering 138 cities across China as of December 31, 2010. Our acquisition of SINA’s real estate online business and our business partnership with SINA has created and is expected to continue to create substantial synergies by, among other things, providing our real estate developer clients with access to SINA’s large Internet user base and leveraging our established relationships with real estate developers to attract more advertising clients for our real estate websites. We believe that the combination of our CRIC system, our extensive experience and knowledge in the real estate services industry, our business partnership with SINA, and the support of both E-House and SINA are high entry barriers for our competitors.

Our real estate online operations serve multiple participants in the real estate industry value chain, including developers, suppliers, agents, brokers, service providers and individual consumers, allowing us to further capitalize on our CRIC system and the knowledge and experience we and SINA have gained in serving China’s real estate industry and expand our revenue streams. We intend to continue to leverage the scale of our combined real estate online operations and SINA’s large Internet user base to generate more revenues in the future.
Our total revenues grew from $8.2 million in 2007 to $50.0 million in 2008, $95.7 million in 2009 and $174.2 million in 2010. Our operating costs and expenses increased from $5.9 million in 2007 to $22.7 million in 2008, $60.9 million in 2009 and $150.1 million in 2010. Our net income attributable to CRIC shareholders was $2.1 million in 2007, and increased to $22.2 million in 2008, $55.6 million in 2009 and $25.9 million in 2010.
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
Structure and Functionality
Information in the CRIC system is organized into four broad categories: data on specific developments, research reports, statistics and news. Each category has its separate searchable database. In addition, we have created sub-databases to cover specific subject matters, such as an enterprise database, a project database and a media database. In the first quarter of 2010, we also developed a derivative product of the CRIC system, the CRIC Investor Edition, which provides information on publicly traded developers, macro real estate data and reports. In addition, we improved the pre-existing CRIC land database in 2010 and separated it into a stand-alone database product, which aims to provide up-to-date information on land transactions nationwide.
Data on Specific Developments. For each real estate development covered in the CRIC system, the database contains some or all of the following types of information:
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
Users can search for information on a particular development either through a keyword search or, if the user knows the approximate location of the development, by clicking on the corresponding marking of the development on a satellite image. Once a particular development has been identified, our CRIC system allows users to search for other real estate developments, land for development and certain facilities in the surrounding area of the development. Using the advanced search function, users can also search for and obtain a list of all properties in a particular city that meet various standards set by the user. In addition, users can use an assortment of tools built into the software, and can sort and generate reports based on an array of search fields.
Research Reports. There are two principal types of research reports in our CRIC system: (i) topical studies that focus on specific topics in the real estate industry, such as general market conditions, case studies of specific development projects, marketing and advertising analyses, regulatory developments, and consumer studies, and (ii) periodic reports that generally focus on market conditions in specific cities during the reporting period and are issued on a daily, weekly, monthly, quarterly or annual basis. The research reports in our CRIC system have been written either by our own research staff or by the researchers at the E-House Research and Training Institute and licensed for use in our database. Users can conduct keyword searches in the research report database.
Statistics. The statistics contained in our CRIC system include various macroeconomic and demographic data at both the national level and the city level, such as population, gross domestic product, per capita disposable income, per capita consumption and savings. The database also contains a wide variety of statistics specifically related to the real estate industry, at both the national level and the city level. The real estate-related statistics include (i) investment data, such as total investment in fixed assets, total amount and average price of land sold through public bidding, auction and listing, and total amount of foreign investments in real estate assets or properties, and (ii) transaction data, such as total gross floor area, total transaction value and average selling price per square meter of residential, office and commercial developments. Users can generate statistical reports by selecting various criteria from a menu of options and then download the report directly into a spreadsheet file.
News. The news articles in our database cover a wide range of real estate-related topics from general economic, market and regulatory environments to specific development projects and real estate companies. Users can browse the news by topics or conduct keyword searches in the database.
Data Collection
We have a team of dedicated data collection employees and have developed standardized data collection procedures to ensure the accuracy, consistency and timeliness of the data entered into our CRIC system. As of December 31, 2010, we had 271 data collection employees. Our data collection employees undergo extensive training so that we can consistently implement standardized methods and processes in our data collection efforts across different developments in different cities.
We collect data for the CRIC system from multiple sources. Detailed information about specific developments or parcels of land is generally obtained from the developers or through on-site inspections conducted by our data collection team. We purchase most photographs of the developments and the surrounding areas from third-party providers and, as part of their on-site inspections, our data collection staff also take some photographs of the developments and the surrounding areas. We collect primary sales information either from public records, such as publications by local government agencies, or from third-party service providers or other sources. The two-dimensional digital maps used in our CRIC system are licensed from third-party service providers. The licensing agreements grant us a non-exclusive license to use the maps in our database in connection with the provision of our services. The satellite images used in our CRIC system were purchased from third-party service providers. We purchase the statistical data included in our CRIC system from independent service providers, who generally compile the data based on publicly available statistics published by relevant governmental agencies.

While we strive to obtain the rights to use and reproduce copyrighted materials in our CRIC system from the copyright holders, we cannot assure you that we are always able to do so. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.”
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
Shanghai CRIC, our principal operating subsidiary, was granted ISO 9001:2000 certification for its systems and services in 2008. This certification is valid from 2008 to 2011 and certifies that Shanghai CRIC applies formalized business processes that meet the ISO 9001:2000 standard maintained by the International Organization for Standardization.
System Protection
We maintain a comprehensive information technology manual that provides for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backups on a regular basis. In addition, we periodically conduct manual backups of all data onto CDs and store the CDs in a secure off-site location. We continually monitor our CRIC system in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by our clients. Our main servers are located in the Internet data centers of a local telecommunications carrier in Shanghai. In the event of a system breakdown of our main servers, our backup servers can be operational within 30 minutes.
Our Services
We provide the following principal types of services: subscription-based real estate information services, project-based real estate consulting services, real estate advertising services, real estate promotional event services and real estate online services. Over time, we intend to enhance our existing services and offer additional services that further capitalize on our CRIC system to serve the evolving needs of our existing and new clients. As of December 31, 2010, our network consisted of our headquarters in Shanghai and branch offices in 40 cities. In addition, we collect data in 42 additional cities.
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
Land Acquisition Consulting. Under applicable PRC law, all usage rights for land to be developed for commercial uses must be granted by way of public bidding, auction or listing. Real estate developers retain us in connection with their proposed acquisition of properties that are in the public bidding, auction or listing process or through negotiated transfers. We provide developers with development potential and risk analysis reports for the properties under consideration, including information such as comparable real estate transaction histories, potential target market for the development project or projected price. We also provide consultancy services to land owners to market the land to developers and introduce developers to land owners.

\

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
Real Estate Advertising Services
We began to offer real estate advertising design and sales services primarily to real estate developers in 2008 through our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. In September 2008, we acquired a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. or Wushi Advertising, which provides real estate advertising design services to developers.
We currently provide real estate advertising design services in 14 cities in China. In addition, starting in 2009 in Shanghai, we make wholesale purchases of advertising space in print and other media and resell them to our developer clients. We plan to offer real estate advertising services in more cities and expand our operations in the cities in which we currently offer such services. We believe our entry into the real estate advertising market provides us with an additional tool to offer integrated services to our real estate developer clients and enable us to capitalize on a growing demand by real estate developers for advertising services.
Real Estate Promotional Event Services
In April 2010, we injected $0.8 million in Shanghai Dehu, a public relations consulting company, in exchange for a 55% equity interest. Through Shanghai Dehu, we offer real estate promotional event services to our various clients. Our promotional event services include securing venues, hiring caterers and other service providers, formulation event themes and inviting speakers and guests for real estate promotional events.
Real estate online services
History
Our real estate online services originated primarily from real estate-focused channels originated under SINA, a leading online media company in China, which is independent from us. On January 1, 2008, SINA started to reorganize its real estate and home furnishing channels and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. The reorganization was completed on April 1, 2008 with the formation of a joint venture, COHT, between SINA and us. SINA contributed $2.5 million in cash, certain assets and the rights to operate its real estate and home furnishing channels for a period of ten years. The rights include the licenses granted to COHT to use SINA’s trademark, domain name, portal technologies and certain software. We contributed $2.5 million in cash and a ten-year license to use the database in our CRIC system. We and SINA beneficially owned 34% and 66% of COHT, respectively.

SINA entered into an agency agreement with COHT under which, for three years starting from April 1, 2008, COHT would be the exclusive advertising agent of SINA’s channels other than its real estate and home furnishing channels, or SINA’s non-real estate channels, for advertising sold to real estate advertisers. Under the agency agreement, COHT provided SINA a minimum guarantee for advertising sold from SINA’s non-real estate channels.
On July 23, 2009, we and SINA entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA 47,666,667 of our ordinary shares. We, E-House and SINA also entered into a shareholders agreement and a registration rights agreement in October 2009. SINA and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective after the completion of our acquisition of SINA’s equity interests in COHT. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with SINA and COHT.”
Since completion of our acquisition of SINA’s real estate online business in October 2009, we, through COHT, have been operating our real estate online business as described below and SINA has stopped independently operating a real estate online business.
Apart from the real estate online business acquired from SINA, we also developed our own real estate online business. In 2008, we began assembling an Internet business targeting different participants in the real estate industry in China, through both self development and acquisitions. We believe that our Internet operations will allow us to further capitalize on our CRIC system and the knowledge and expertise we have developed in the real estate services industry to explore new growth opportunities.
The online real estate channels we acquired from SINA, combined with our previously self-developed real estate online business, comprise a leading real estate online business in China and provide region-specific real estate news and information, property data and access to online communities to real estate consumers and participants via local websites covering 138 cities across China as of December 31, 2010. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our real estate online business enables real estate advertisers to reach target audiences in most of China’s major cities. Our real estate online business derives substantially all of its revenues from sales of online advertising.
As of December 31, 2010, our real estate online services business directly operated offices in 35 major cities that have relatively large populations and good potential for real estate advertising. In addition, we cooperate with local hosting partners to operate local real estate websites in 103 other cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers. We intend to continue to expand the real estate online advertising business into more cities across China.
Real Estate Websites
We entered into a domain name and content license agreement with SINA under which house.sina.com.cn and jiaju.sina.com.cn, among others, were licensed to us. We also entered into a trademark license agreement with SINA under which we were granted a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks through websites located at www.leju.com and the channels located at house.sina.com.cn and jiaju.sina.com.cn. SINA launched the SINA Leju brand after the formation of the joint venture and www.leju.com is currently a gateway to our real estate and home furnishing channels, as well as the gateway to SINA’s real estate online communities. Users may also directly access the real estate channel via house.sina.com.cn and the home furnishing channel via jiaju.sina.com.cn. In addition, users may access the real estate and home furnishing channels through SINA’s home page at www.sina.com.cn. Users can access the content on these websites using their computers or other Internet-enabled devices.

The real estate channel licensed to us by SINA provides news, information and property data for the primary, secondary and rental real estate markets covering 138 cities across China as of December 31, 2010. In addition to offering a large portfolio of news content from well-known Chinese media as well as local media, the real estate channel also provides other useful information in the form of published content, such as how-to guides for buyers, sellers and owners of properties, and user-generated contents from online communities such as discussion forums. Leveraging the database from our proprietary CRIC system, the real estate channel also enables real estate consumers to readily access certain property data and real estate transaction information through a user-friendly search tool. The home furnishing channel licensed to us by SINA contains information on suppliers and providers of home furnishing and improvement products and services as well as do-it-yourself projects related to home furnishing, decoration and remodeling. It also provides search tools that allow users to search for specific businesses by area of expertise or product or service category.
In addition, we have integrated our previously owned real estate online business, including the following websites, with those licensed from SINA:
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
fangyou.sina.com.cn and www.fangyou.com. SINA Fangyou Online, previously known as Fangyou Online, at fangyou.sina.com.cn and www.fangyou.com, is designed specifically for real estate agents and brokers to establish online shop fronts, list secondary properties for sale or for rent, manage their listings and exchange information with each other. The www.fangyou.com website was initially developed by Shenzhen Fangyou Software Technology Co., Ltd., or Fangyou Software, a software company specializing in the development of software management systems for real estate agencies and brokerages. We acquired Fangyou Software in July 2009. Its software management systems are being used by approximately 20,000 real estate agencies and brokerages in China. Leveraging its existing user base, Fangyou Software launched Fangyou Online in 2008. In addition to allowing registered users to list secondary property information, we have also built our own database of secondary properties for sale or for rent and post such information on the website. Since being integrated with the real estate online business we acquired from SINA, we have set up additional functions to allow individual consumers to post their secondary properties for sale on the website, and added Q&A contents relating to real estate purchase, sale and rental to help users understand local real estate rules and regulations, obtain mortgage rate information and provide tools for mortgage and tax calculations.
business.dichan.com. This website, previously known as www.winfang.com, is designed to be an online business-to-business marketplace primarily for suppliers and service providers to the real estate industry. Registered users can post information about their products and services, including written descriptions, pictures and photographs. Real estate developers can browse or conduct searches on the website looking for potential suppliers and service providers. This website was previously operated by Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhuo Integrated, a provider of real estate consulting and training services that we acquired in October 2008, and has now been integrated into dichan.sina.com.cn.
In May 2010, we entered into a strategic cooperation agreement with Baidu, Inc., or Baidu, pursuant to which we obtain the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com, and the right to retain all revenues generated from these channels. The term of the strategic cooperation agreement is four years after the launch of such real estate channels on Baidu in August 2010.

Services and Features for Users
News and Media
Our real estate websites offer an extensive source of news and other content related to China’s real estate industry, consolidating news feeds from sources such as China Beijing TV Station, China News, China Daily, Nanfang Daily Group, Xinhua Net and Xinhua News Agency. Through our real estate websites, users have easy access to regularly updated real estate-related news from a large portfolio of reliable national and local sources and varying points of view. In addition, we produce online shows with industry celebrities, featuring discussions with business leaders, government officials and scholars on trends and current events in China’s real estate industry. Internet users can interact with program guests on a real-time basis through our real estate websites. We believe these online shows provide an effective way to enhance the our SINA Leju brand and leadership in the real estate industry while attracting interested consumers to our real estate websites.
Real Estate Property Database and Search Tools
With on-the-ground capabilities across China and database support from our CRIC system, we have developed a comprehensive nationwide database of online real estate property listings covering over 138 cities in China as of December 31, 2010.
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
The comprehensive property listing database provides individual consumers a valuable source of real estate information regarding primary, secondary and rental properties by allowing individual consumers interested in a specific real estate property to “self-appraise” the value of such property and retrieve price information of comparable properties located in the same or similar neighborhood in which such property is located. Since most cities in China lack residential appraisal services through which individual consumers can obtain the appraised value of a specific real estate property, we believe that our offering of CRIC’s comprehensive property database contributes to the attractiveness of our real estate websites, which in turn increases website traffic and our ability to sell more online advertising to real estate advertisers. Since the formation of our alliance with Baidu, we have leveraged Baidu’s search technology and large user base to allow individual consumers targeted access to the particular real estate properties that they are searching for, connecting potential buyers or renters with our developer and broker/agent clients.
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
Offline Events, Activities and Leju Elite Club Membership
We periodically organize offline events and activities for buyers and potential buyers of real estate properties, furniture and home decoration materials, such as site visits to development projects and bulk purchases of real estate properties, furniture and home decoration materials. Participants often enjoy discounts or other preferential treatment from developers and suppliers. Such interactive activities can effectively enhance our relationship with the real-estate participants as well as increase the attractiveness of our websites. In addition, we offer a Leju Elite Club membership, a free registration service that allows members to receive regular newsletter via email or short messages on real estate news and promotional updates. We collaborate with commercial banks in the issuance of credit cards to Leju Elite Club members. We also offer an online user hotline to respond to questions from Leju Elite Club members.

Advertising Offerings for Clients
Our real estate online business generates substantially all of the revenues from sales of online advertising. Our real estate advertising offerings are targeted at participants in China’s real estate industry. Real estate advertisers on our real estate websites primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.
Our real estate advertising offerings include online advertising, sponsorship arrangements and virtual showroom. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA’s websites, in particular formats, such as banners and logos, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Virtual showroom is a product that allows Internet users to navigate through a virtual version of a property for sale and access live pre-sales support from the developer from our real estate websites. Online advertising and sponsorship arrangements account for the majority of our online advertising revenues from our real estate websites. In addition, our real estate online advertising revenues also include revenue from hosting arrangements, which are derived from outsourcing certain regional sites to local business partners. Revenues from hosting arrangements are on a fixed fee basis and recognized ratably over the term of the contract. Furthermore, since the establishment of our Baidu channels through our cooperation agreement with Baidu, we have started offering search results based advertising to our developer clients, whereby our clients pay us based on the number of phone calls generated from our websites to their sales offices and for setting up relevant website content.
Clients
Clients for our data subscription services primarily consist of real estate developers. In addition, we also serve banks, institutional investors and other financial institutions and appraisers that require real estate market and transaction information to provide their services. Other subscribers include academic and research institutes and national and local governmental agencies that are interested in the macroeconomic implications of our data, and those in the home design industry or the media industry that are interested in the demographics and real estate statistics and data for a targeted area. Clients for our data integration services and consulting services are primarily real estate developers.
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
We have been working with Evergrande, a large developer in China, since December 2007, when we entered into a strategic cooperation agreement with Evergrande with a term of one year. We renewed the agreement for another one year term in December 2008. In December 2009, we were engaged as the exclusive provider of real estate information system and market consulting services to 47 of Evergrande’s real estate projects under development and a certain land acquisition project. For each of the projects for which Evergrande has engaged us for information and market consulting services or land acquisition consulting services, our subsidiary, Shanghai CRIC, entered into a real estate information and market consulting service agreement with a project development company owned by or affiliated with Evergrande. In January 2011, we were again contracted to provide real estate information, consulting and online services for Evergrande’s projects throughout China.
Our top developer client in 2010 was Evergrande, which accounted for 13.6% of our 2010 total revenues. No other clients accounted for more than 10% of our total revenues during such period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or cause fluctuations in our revenues, which may make it difficult to predict our future results of operations.”

We sell online advertising through both advertising agencies and our direct sales force. A significant majority of our online advertising revenues have been derived from sales through advertising agencies. In 2010, our largest advertising agency client contributed approximately 9.1% of our total revenues.
Sales and Marketing
As of December 31, 2010, we had 879 sales, marketing and customer support employees located in our head office in Shanghai and branch offices in 40 cities. The sales staff, which also include customer support employees, are responsible for selling to prospective clients, training new and existing clients, providing ongoing customer support to CRIC database subscribers, renewing existing client contracts, and identifying cross-selling opportunities. In addition, our sales staff has primary front line responsibility for customer care. We achieve sales primarily through the direct one-on-one sales efforts of our sales employees, who conduct targeted visits to potential clients located in their cities on a daily basis. For large developers, our sales staff in the head office and in branch offices in cities where a targeted developer has, or is contemplating to start, active projects often make joint efforts to promote our services. We set sales targets for the head office and each branch office and set aside a portion of our annual revenue as bonuses to reward our sales staff.
Our sales strategy is to aggressively attract new clients, while promoting additional, value-added services to existing clients. For example, for those clients that have subscribed only to our data subscription services, we actively promote our data integration services and related consulting services. Our online sales strategies include leveraging SINA’s strong brand name, our strength in new and other editorial contents, and our excellent full suite client services. In addition, we also provide intensive training to our sales force so that they can possess and demonstrate the industry expertise necessary to win the confidence of prospective clients.
As we further expand our operations, we plan to engage in additional marketing and advertising activities to promote our brand recognition and attract new clients, including advertising in real estate industry publications and key word advertising with leading Internet search providers in China.
Seasonality
Our revenues and net income from our real estate information, consulting, advertising, promotional event and online services have historically been substantially lower during the first quarter than other quarters due to the relatively low level of real estate activity during the winter and the Chinese New Year holiday period.
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
In the real estate information services sector, we compete with both national and local real estate information service providers, including soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting services market, we compete with international real estate consulting companies, such as DTZ International, CB Richard Ellis, Jones Lang LaSalle and Savills PLC, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands. Competition in the real estate information and consulting services sector is primarily based on:
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
We currently operate one of the largest real estate online businesses in China. The main existing and potential competitors of our real estate online business include:
•	other general Internet portals, such as sohu.com, that offer competing real estate-related content and that compete for online real estate advertising spending;
•	vertically integrated real estate Internet portals such as soufun.com and anjuke.com;
•	specialized websites focusing on real estate agents, brokers, suppliers and service providers;
•	local websites focusing on the real estate market in single cities;
•	traditional advertising media such as general purpose newspapers, magazines, television and outdoor advertising that compete for overall advertising spending; and
•	specialized media such as real estate magazines and newspapers that focus on, or have sections on, real estate-related products and services.
Our real estate online business competes with its competitors primarily based on the volume of website traffic, the quality and quantity of real estate listings and other information content, geographic coverage, service offerings and online advertising clients. We also compete for qualified employees with experience in sales, real estate, home products and services, and Internet industries. Some of our competitors may have a longer operating history, more human and financial resources, and greater access to capital markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We may face increased competition and, if we are unable to compete successfully, our financial condition and results of operations may be harmed.”
Employees and Training
We had 947 and 1,907 employees as of December 31, 2008 and 2009, respectively. As of December 31, 2010, we had 3,712 employees, including 879 employed in sales and marketing, 1,356 in research and technical services, and 1,477 in general and administrative services. We consider our relations with our employees to be good.
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

Facilities
Our headquarters are located in Shanghai, China, where we lease approximately 12,600 square meters of office space. As of December 31, 2010, our subsidiaries and branches in 40 cities leased an aggregate of 28,500 square meters of office space.
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Regulation
We are subject to a number of laws and regulations in China relating to real estate service companies. This section summarizes the principal current PRC laws and regulations relevant to our business and operations.
Regulation of Real Estate Services Industry
The principal regulation governing the real estate services industry in China is the Law on Administration of Urban Real Estate issued by the Standing Committee of the National People’s Congress in July 1994, as amended. Under this law, real estate services providers include real estate consulting services providers, real estate appraisal services providers and real estate brokerage services providers.
Establishment and Operation of Real Estate Consulting Services Companies
Under PRC laws, a real estate consulting service company is required to obtain a business license from the State Administration for Industry and Commerce or its competent local branch before it can commence business. In addition, a real estate consulting services company is required to meet certain basic requirements including having fixed premises for providing services, necessary assets and funds and sufficient professional staff.
Foreign Investments in the Real Estate Consulting Business
Pursuant to the Foreign Investment Industrial Guidance Catalogue, which became effective on December 1, 2007, the real estate intermediary services industry which includes the real estate consulting business, is among the restricted foreign investment industries. The categorization of a business among the restricted foreign investment industries subjects the business to enhanced regulatory requirements. A real estate consulting business may be 100% foreign-owned.
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
Limitations on Foreign Investments in Internet Information Services
The Rules for the Administration of Foreign Investment in Telecommunication Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. However, for a foreign investor to hold any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approval to hold any equity interest in a value-added telecommunication company in China from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.
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
In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structure of Beijing Leju is in compliance with existing PRC laws and regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which establish the corporate structure for operating our real estate online business, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations and will not result in any violation of current PRC laws or regulations.

However, the enforceability of the pledge of the newly increased registered capital of Beijing Leju under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju and its shareholders is subject to completion of the amended registration with the relevant government authorities. In addition, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government determines that the agreements which establish the structure for operating our real estate online business do not comply with PRC government restrictions on foreign investment in the Internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate online business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.”
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
Internet Publishing
The Provisional Rules for the Administration of Internet Publishing define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include (i) content or articles formally published by press media such as books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these rules, web portals operators are required to apply to and register with the General Administration for Press and Publication before distributing Internet publications.
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

Online Transmission of Audio-Visual Programs
The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through the Internet. An applicant who is engaged in the business of transmitting audio-visual programs through the Internet shall apply for a license from the State Administration of Radio, Film and Television. Foreign-invested enterprises are not allowed to engage in the above business.
Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective on January 31, 2008, any entity engaged in Internet audio-visual program services must obtain a license from the State Administration of Radio, Film and Television or register with the State Administration of Radio, Film and Television. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the State Administration of Radio, Film and Television. The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately owned website operators are eligible to apply for Internet audio-visual program service licenses from the State Administration of Radio, Film and Television, if they have been engaged in Internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial Internet information services or filed for non-commercial Internet information services. The Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs issued on May 21, 2008 further sets forth detailed provisions concerning the application and approval process regarding Internet audio-visual program service licenses.
Online Cultural Activities
The Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture classify “online cultural products” as cultural products developed, published and disseminated via the Internet, which mainly include: (i) online cultural products particularly developed for publishing via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Entities are required to obtain permits from a provincial counterpart of the Ministry of Culture if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, sale or broadcasting of online cultural products; (ii) publishing of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by online users; or (iii) exhibitions or contests related to online cultural products.
Regulations on Advertising Services
Limitations on Foreign Investments in Advertising
Under the regulations governing foreign investment in the advertising industry, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.
Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries are currently ineligible to apply for the required advertising services licenses in China. Our real estate advertising business is currently mainly provided through our contractual arrangements with our consolidated affiliated entity, Tian Zhuo, and its subsidiaries in China. Our subsidiary, Shanghai CRIC, has entered into a series of contractual arrangements with Tian Zhuo and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.” We also provide real estate advertising business through our contractual arrangements with Beijing Leju and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Beijing Leju.”

In the opinion of Fangda Partners, our PRC legal counsel,
•	The ownership structure of Tian Zhuo is in compliance with existing PRC laws and regulations;
•	The ownership structure of Beijing Leju is in compliance with existing PRC laws and regulations;
•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations; and
•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which establish the corporate structure for operating our real estate online business, are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and will not result in any violation of current PRC laws or regulations.
However, the enforceability of the equity pledge agreement under which the shareholders of Tian Zhuo pledged their equity interests in Tian Zhuo is subject to registration with the relevant government authority, and we cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures. In addition, we are in the process of amending the registration of the newly increased registered capital of Beijing Leju under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju and its shareholders. The enforceability of the amended pledge remains subject to completion of the amended registration with the relevant government authority.
In addition, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate online business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.”
Advertising Services
The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from the State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the Internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the Internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

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
Operational Matters of the Advertising Business
Under the PRC Advertising Law entities engaged in the advertising business, must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising services provider can deliver or place its advertisements.
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
Regulations on Foreign Currency Exchange
The RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB as required by law.
Pursuant to the PRC Foreign Exchange Administration Regulations as amended on August 5, 2008 foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC or deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.
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
Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restrictions, including requirements to obtain prior approval from or to complete registration with, SAFE or its competent branch.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
Pursuant to applicable PRC regulations on foreign debts, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its shareholders, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
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
Our PRC subsidiaries that are foreign-invested enterprises, such as Shanghai CRIC, are subject to the regulations discussed above.
Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to a SAFE notice that became effective as of November 1, 2005, commonly referred to as Circular No. 75, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of a special purpose company. A special purpose company refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. The notice applies retroactively. As a result, PRC residents who had established or acquired control of such special purpose companies that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the special purpose company; (2) the overseas funding of the special purpose company has been completed; (3) there is a material change in the capital of the special purpose company. SAFE subsequently issued relevant guidance and rules to its local branches, which standardized more specific and stringent supervision of the SAFE registration under Circular No. 75. Failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

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
Regulations on Dividend Distributions
Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our wholly foreign-owned PRC subsidiaries, including Shanghai CRIC.

C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal operating subsidiaries and consolidated affiliated entities, as December 31, 2010:

(1)	Prior to the completion of acquisition of SINA’s real estate online business, we and SINA held 34% and 66% equity interests in COHT, respectively. Pursuant to a share purchase agreement we entered into with SINA on July 23, 2009 and amended on September 29, 2009, we acquired SINA’s 66% equity interest in COHT and became the 100% shareholder of COHT on October 21, 2009.

(2)	Shanghai CRIC also wholly owns Wuhan CRIC Information Technology Co., Ltd. and Chengdu CRIC Information Technology Co., Ltd., which are not illustrated in this diagram.

(3)	Tian Zhuo is a consolidated affiliated entity established in China in 2008 and is 90% owned by Mr. Xin Zhou, who is also our co-chairman and chief executive officer and the executive chairman of E-House, and 10% owned by Mr. Xudong Zhu, our former director and head of our advertising operations. We effectively control Tian Zhuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Tian Zhuo.”

(4)	Beijing Leju is a consolidated affiliated entity established in China in 2008 and is 80% owned by Mr. Xudong Zhu, our former director and head of our advertising operations, and 20% owned by Mr. Jun Luo, our director and co-president. We effectively control Beijing Leju through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—Contractual Arrangements with Beijing Leju.”

D. Property, Plants and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 12,600 square meters of office space. As of December 31, 2010, our subsidiaries and branches in 40 cities leased an aggregate of 28,500 square meters of office space.
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
A. Operating Results
Overview
We are a leading provider of real estate information and consulting services, real estate advertising services, real estate promotional events services and real estate online services in China.
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
Capitalizing on our proprietary CRIC system and our dedicated real estate research and development team, we provide a broad range of real estate-related services, including subscription-based information services, customized consulting services and, since 2008, advertising services serving different industry participants. We also started offering real estate promotional event services through shanghai Dehu, in which we acquired a 55% interest in April 2010. We generate revenues from subscription fees for our real estate information services, consulting fees for our real estate consulting services and fees for our real estate advertising design, sales and promotional event services. Our major clients for information, consulting, advertising and promotions event services primarily include real estate developers in China.
Immediately upon the completion of the IPO in October 2009, we acquired SINA’s real estate online business and SINA became a significant shareholder of our company. Through the business we acquired from SINA we operate a leading real estate online business in China that provides region-specific real estate news and information, property data and access to online communities via local websites covering 138 cities across China as of December 31, 2010. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our real estate online business enables real estate advertisers to reach target audiences in most of China’s major cities.
Our total revenues grew from $50.0 million in 2008 to $95.7 million in 2009 and $174.2 million in 2010. Our operating costs and expenses increased from $22.7 million in 2008 to $60.9 million in 2009 and $150.1 million in 2010. Our net income attributable to CRIC shareholders was $22.2 million in 2008, $55.6 million in 2009 and $25.9 million in 2010.

In connection with our acquisition of SINA’s real estate online business, we acquired certain intangible assets from SINA and granted options to certain employees of SINA who joined us. As a result, we incurred substantial non-cash charges arising from amortization of intangible assets recorded at fair value and share-based compensation, which amounted to $7.2 million in 2009 and $28.6 million in 2010. We anticipate such non-cash charges will continue to materially and adversely affect our results of operations.
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
Revenues. In 2008, 2009 and 2010, we generated total revenues of $50.0 million, $95.7 million and $174.2 million, respectively. Following the acquisition of Tian Zhuo in 2008 and the acquisition of SINA’s real estate online business in 2009, we have derived our revenues from three segments: (1) real estate information and consulting services, (2) real estate online services, and (3) other services, including real estate advertising services and promotional events services. Revenues from our real estate information and consulting services accounted for over 98% of our total revenues in 2008, but fell to 71% of our total revenues in 2009 and 50.3% in 2010 as revenues from our real estate online and other services grew significantly in those years. In particular, 38.4% of our revenues were attributable to our online services and 11.3% were attributable to other services in 2010. Our revenues are presented net of PRC business taxes and related surcharges and agency rebates.
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
We have been working with Evergrande, a large developer in China, since December 2007, when we entered into a strategic cooperation agreement with a term of one year with Evergrande. We renewed the agreement for another one year term in December 2008. In December 2009, we were engaged as the exclusive provider of real estate information system and market consulting services to 47 of Evergrande’s real estate projects under development and a certain land acquisition project. For each of the projects for which Evergrande has engaged us for information and market consulting services or land acquisition consulting services, our subsidiary, Shanghai CRIC, entered into a real estate information and market consulting service agreement with a project development company owned by or affiliated with Evergrande. In January 2011, we were again contracted to provide real estate information, consulting and online services for Evergrande’s projects throughout China.
Our top three developer clients in 2008, namely Evergrande, Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in the year ended December 31, 2008, while no other clients accounted for more than 10% of our total revenues during such periods. Our top two developer clients in 2009, namely Evergrande and Shanghai Jinluodian Development Co., Ltd. accounted for 29.7% and 11.3%, respectively, of our total revenues in the year ended December 31, 2009, while no other clients accounted for more than 10% of our total revenues during such periods. In 2010, our top developer client was Evergrande, which accounted for 13.6% of our total revenues for the year ended December 31, 2010. No other clients accounted for more than 10% of our total revenues during such period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or contribute to large fluctuations in our revenues, which may make it difficult to predict our results of operations from period to period.”

Real estate online services. We generate online revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising allows advertisers to place advertisements on particular areas of our websites and SINA’s non-real estate channels in particular formats, such as banners and logos, and over particular lengths of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites and SINA’s non-real estate channels in exchange for a fixed payment over the contract period. As is customary in the advertising industry, we offer rebates to advertising agencies if they achieve certain revenue targets. Revenues are recognized net of these agency rebates. For the period from the date when we acquired SINA’s real estate online business through December 31, 2009, a substantial majority of our advertising revenues were derived from sales to advertising agencies, with approximately 70%, of the revenues attributable to sales to our top three advertising agency clients, namely Beijing Jiahua Hengshun Media Advertising Co., Ltd., Shanghai Hongbo Culture Communication Co., Ltd. and Shanghai Xindu Advertising Media Co., Ltd. For the year ended December 31, 2010, Beijing Jiahua Hengshun Media Advertising Co., Ltd. continued to account for 9.1% of our total revenue. However, we discontinued business with Shanghai Hongbo Culture Communication Co., Ltd. and Shanghai Xindu Advertising Media Co., Ltd., as we made the decision to turn our online business in Shanghai into a direct operation, including sales functions. No advertising agencies accounted for more than 10% of our total revenue in 2010. Our real estate online revenues also include revenues from hosting arrangements, which are derived from outsourcing certain regional websites to local business partners for a fixed term. With the launch of the Baidu real estate channels in August 2010 through our four-year alliance with Baidu, we also started to generate online revenues through a search-result-oriented model. Although revenues from the Baidu channels were not material in 2010, going forward, clients will pay us for generating inquiry phone calls to their sales offices through our websites and related set-up, maintenance and updates of project/unit information on our websites.
We believe that demand for advertising on real estate-related websites comes primarily from real estate developers. Real estate market conditions will affect both the number of new real estate development projects and the willingness of developers to spend money advertising those projects. The demand among potential purchasers and renters for access to real estate listings and other information on real estate will help drive website traffic, and this demand will be affected by the need for housing, the affordability of housing and expectations about returns on investments in real estate. Website traffic affects the rates that we can charge advertisers by serving as an indicator of the popularity of the website and its ability to deliver the advertisement to the target audience. Historically, in China’s online real estate advertising market, the first quarter is usually slower than the other three quarters due to winter and the Chinese New Year holidays.
Other Services. Our other services include real estate advertising and promotional event services. We began offering real estate advertising design and resale services to real estate developers in 2008 through our consolidated affiliated entity in China, Tian Zhuo, and its subsidiaries. In September 2008, we acquired a 60% interest in Wushi Advertising, which provides real estate advertising design services to developers. We currently provide real estate advertising design services in 14 cities in China. In addition, beginning in 2009, we started providing advertising resale services by making wholesale purchases of advertising space in print and other media in Shanghai and reselling them to our developer clients.
We began offering promotional event services through Shanghai Dehu in April 2010 when we acquired 55% equity interest in that entity for $0.8 million. Our promotional event services include, but are not limited to, securing venues, hiring caterers and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events.
Revenues from our advertising design services are significantly affected by real estate market conditions, our ability to generate creative and effective advertising designs to meet our developer clients’ needs, and our marketing efforts. Revenues from our advertising resale services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and of our services.
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

Cost of revenues for real estate online services consists of costs associated with the production of websites, including fees paid to third parties for Internet connection, content and services, personnel-related costs, amortization of intangible assets and equipment depreciation fees paid to Baidu for the exclusive right to build and operate Baidu real estate and home furnishing channels, and fees paid to SINA for advertising sales on SINA’s non-real estate channels under an advertising agency agreement with SINA. Under the SINA advertising agency agreement, we have the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by us. Fees payable to SINA are based on the amount of advertising sold.
Cost of revenues for our other services, namely real estate advertising and promotional event services, includes fees paid to third parties for services directly related to advertising design, the cost incurred to acquire advertising space to resell, the salaries of sales and support staff and fees paid to third parties for services related to our promotional event services, such as rental and catering fees.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees, consultant expenses, costs associated with enhancement to and maintenance of websites, new product development and product enhancements, sales commissions, marketing and advertising expenses, travel expenses and rental expenses, among others. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. We expect that our selling, general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.
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
The following table summarizes the options and restricted shares we granted to our directors, officers and employees and certain of E-House’s employees that remain outstanding as of March 31, 2011.
Options

	Number of
	Ordinary Shares		Exercise
Grant Date	Underlying Options Granted		Price
January 1, 2009	4,707,698	(1)	$3.00
July 15, 2009	900,290		$6.00
July 30, 2009	300,000		$6.00
September 24, 2009	1,269,501		$8.00
March 10, 2011	2,782,000		$7.02

(1)	Options to purchase 756,000 ordinary shares granted on January 1, 2009 were later modified on July 15, 2009. The number of these options was reduced to 251,500 and the vesting schedule was shortened to one to two year from two to four year subsequent to the original grant date.
Restricted Shares

	Number of Restricted		Grant
Grant Date	Shares Granted		Price
July 30, 2009	125,000	(1)	$3.00
July 30, 2009	37,500	(2)	$6.00

(1)	250,000 of these options were surrendered for cancellation on July 30, 2009, in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(2)	50,000 of these options were surrendered for cancellation on July 30, 2009, in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 3.22% weighted average risk-free rate of return, 10-year contractual life of option, 71.79% weighted average estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $3.72 per share. For the year ended December 31, 2010, we recorded compensation expense of $6.1 million for the share options granted to our employees and recorded dividends to E-House of $2.5 million for the options granted to E-House’s employees. We recorded dividends to E-House of $0.2 million for restricted shares granted to E-House’s employees for the year ended December 31, 2010.
Determining the fair value of options and ordinary shares requires making complex and subjective judgments. In assessing the fair value of our ordinary shares prior to our IPO, we considered the following principal factors:
•	the nature of our business and the contracts and agreements relating to our business;
•	the global economic outlook in general and the specific economic and competitive elements affecting our business;
•	the nature and prospects of the real estate service industry in China;
•	the growth of our operations; and
•	our business risks.
We used the income approach to assess the fair value of our ordinary shares as of the date of the option grant on a contemporaneous basis. The income approach resulted in a fair value of our ordinary shares at $2.90, $6.89 and $7.43 per share as of January 1, July 15 and July 30, 2009, respectively.
The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used by the independent appraiser in deriving the fair value of our ordinary shares were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of January 1, July 15 and July 30, 2009 included the following:
•	weighted average costs of capital of 21.41%, 18% and 18% were used for options granted on January 1, July 15 and July 30, 2009, respectively. This was the combined result of the changes in risk-free rate and industry average beta and the decrease in our company-specific risks; and
•	discount for lack of marketability of 22.18%, 11.95% and 9.47% was used for options granted on January 1, July 15 and July 30, 2009, respectively. This took into consideration our then pending IPO.
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

In October 2009, after the completion of our IPO and our acquisition of SINA’s real estate online business, we granted options to purchase 3,609,000 of our ordinary shares to certain employees of SINA and COHT to replace the same number of options of COHT they held at that time. The terms of these options are similar to those of the options of COHT held by such employees. We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 2.47% average risk-free rate of return, 5.2-year contractual life of option, 63.18% estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $11.44 per share. We recorded compensation expense of $2.2 million for the period from the date of acquisition of SINA’s real estate online business to December 31, 2009 and $8.7 million for 2010. Unrecognized compensation expense in the total amount of $16.8 million is expected to be recognized over a weighted-average requisite service period of two years commencing on January 1, 2011.
With respect to our options granted on March 10, 2011, we used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 3.90% average risk-free rate of return, 10-years contractual life of option, 57.48% estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $4.19 per share.
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
The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises in the PRC, except where an enterprise meets the conditions for a tax incentive. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority on June 17, 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority on May 19, 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Qualified software enterprise status is subject to annual review.
In addition to the enterprise income tax, our subsidiaries and consolidated variable interest entities in China are also subject to business tax and related surcharges by various local tax authorities at rates of 5% to 5.55% on revenues or 8.5% to 9.5% on gross profits (the balance of revenues after deducting cost of sales) generated from providing advertising services.
Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC authorities the effective withholding tax is currently 10%, unless otherwise reduced or exempted by treaties or applicable PRC law. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.
Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividend payments are not subject to withholding tax in Hong Kong, Macau, the British Virgin Islands or the Cayman Islands.

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
Our parent company, E-House, has multiple element arrangements that have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate, consulting services and/or subscription for the CRIC system. E-House has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at fair value. Fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system under multiple element arrangements have been recognized in accordance with the preceding paragraph.

We generate real estate online services revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. We also generate advertising revenues from outsourcing certain regional sites for a fixed length of time to local hosting partners, who are responsible for both websites operating and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the fixed term of the contract.
We generate revenues from real estate advertising design services, which are recognized ratably over the specified contract period ranging from three to twelve months. We also provide advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. Advertising sales revenues are recognized on a gross basis because we act as the principal and are the primary obligor in the arrangement.
We generate revenues from promotional event services, which are recognized when such services are rendered, assuming all other revenue recognition criteria have been met.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
Share-based Compensation
Share-based compensation cost is measured at the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. We have made an estimate of expected forfeitures and recognize compensation cost only for those equity awards expected to vest.
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
No goodwill impairment was recognized during the year ended December 31, 2010 after we performed an annual goodwill impairment test as of December 31, 2010. As of December 31, 2010, the carrying value of goodwill was attributable to our real estate online services reporting unit due to our acquisition of COHT, which had operated SINA’s real estate online business. We may incur goodwill impairment charges in the future, although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have not recorded a valuation allowance against our deferred tax assets as of December 31, 2010 as we believe it is more likely than not that such assets will be fully realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
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

	For the Years Ended December 31,
	2008	2009	2010
	(in thousands of $)
Revenues	50,049	95,654	174,154
Cost of revenues	(2,897)	(12,810)	(41,010)
Selling, general and administrative expenses	(19,820)	(48,049)	(109,089)
Gain from settlement of pre-existing relationship	—	2,101	—

Income from operations	27,332	36,896	24,055
Interest expense	420	279	1,727
Other income, net	(1,341)	2,725	3,174

Income before taxes and equity in affiliates	26,411	39,900	28,956
Income tax expenses	(4,721)	(6,307)	(2,791)

Income before equity in affiliates	21,690	33,593	26,165
Income from equity in affiliates	154	22,016	(276)

Net income	21,844	55,609	25,889
Less: net income (loss) attributable to non-controlling interest	(318)	7	(52)

Net income attributable to CRIC shareholders	22,162	55,602	25,941

Segment Information
We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. Our CODM has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of us.
We have four operating segments: (1) real estate information and consulting services, (2) real estate online services, (3) real estate advertising services and (4) promotional events services. The real estate advertising services segment commenced in 2008. The real estate online services segment started as a result of the acquisition of COHT in October 2009. The promotional events service segment started as a result of the acquisition of a promotional events provider in 2010.
In 2010, the real estate advertising services segment and promotional events services segment did not meet the significance threshold for separate disclosure and have been combined and classified as “other services”. Our CODM reviews net revenues, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. Corporate expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.
The following tables summarize the selected revenue and expense information for each operating segment for the years ended December 31, 2010, 2009 and 2008, respectively:

	Real Estate
	Information and	Real Estate
Year Ended December 31, 2010	Consulting	Online	Other	Non-
Segment Information	Services	Services	Services	allocated	Total
	(in thousands of $)
Revenues from external customers	87,567	66,855	19,732	—	174,154
Cost of revenues	(3,017)	(26,361)	(11,632)	—	(41,010)
Selling, general and administrative expenses	(35,270)	(54,741)	(8,218)	(10,860)	(109,089)
Income (loss) from operations	49,280	(14,247)	(118)	(10,860)	24,055
Interest income	1,156	286	110	175	1,727
Other income, net	2,360	(23)	734	103	3,174
Income (loss) before taxes and equity in affiliates	52,796	(13,984)	726	(10,582)	28,956
Income tax benefit (expense)	(2,911)	456	(336)	—	(2,791)
Income (loss) before equity in affiliates	49,885	(13,528)	390	(10,582)	26,165
Loss from equity in affiliates	(271)	(5)	—	—	(276)
Net income (loss)	49,614	(13,533)	390	(10,582)	25,889

	Real Estate
	Information and	Real Estate
Year Ended December 31, 2009	Consulting	Online	Other	Non-
Segment Information	Services	Services	Services	allocated	Total
	(in thousands of $)
Revenues from external customers	68,045	13,830	13,779	—	95,654
Cost of revenues	(1,866)	(4,930)	(6,014)	—	(12,810)
Selling, general and administrative expenses	(22,723)	(11,360)	(5,691)	(8,275)	(48,049)
Gain from settlement of pre-existing relationship	2,101	—	—	—	2,101
Income (loss) from operations	45,557	(2,460)	2,074	(8,275)	36,896
Interest income	166	24	28	61	279
Other income, net	2,481	6	—	238	2,725
Income (loss) before taxes and equity in affiliates	48,204	(2,430)	2,102	(7,976)	39,900
Income tax benefit (expense)	(6,710)	957	(554)	—	(6,307)
Income (loss) before equity in affiliates	41,494	(1,473)	1,548	(7,976)	33,593
Income from equity in affiliates	—	22,016	—	—	22,016
Net income (loss)	41,494	20,543	1,548	(7,976)	55,609

	Real Estate
	Information and
Year Ended December 31, 2008	Consulting	Other	Non-
Segment Information	Services	Services	allocated	Total
	(in thousands of $)
Revenues from external customers	49,116	933	—	50,049
Cost of revenues	(2,855)	(42)	—	(2,897)
Selling, general and administrative expenses	(13,777)	(1,866)	(4,178)	(19,821)
Income (loss) from operations	32,484	(975)	(4,178)	27,331
Interest income	416	4	1	421
Foreign exchange loss	(1,324)	—	(17)	(1,341)
Income (loss) before taxes and equity in affiliates	31,576	(971)	(4,194)	26,411
Income tax benefit (expense)	(4,918)	197	—	(4,721)
Income (loss) before equity in affiliates	26,658	(774)	(4,194)	21,690
Income from equity in affiliates	—	—	154	154
Net income (loss)	26,658	(774)	(4,040)	21,844
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenues. Our total revenues increased by 82% from $95.7 million in 2009 to $174.2 million in 2010 due to (i) an increase in revenues from our real estate information and consulting services, (ii) an increase in revenues from our real estate advertising services, and (iii) revenues from the real estate online business acquired from SINA in October 2009.
Revenues from our real estate information and consulting services increased by 29% from $68.0 million in 2009 to $87.6 million in 2010, primarily due to an increased number of subscribers to the CRIC database and more demand for our company’s customized real estate reports.
Revenues from our real estate online business increased from $13.8 million in 2009 to $66.9 million in 2010. For the year ended December 31, 2009, only the fourth quarter online revenues were included, as we completed the acquisition of COHT in October of 2009. In comparison, fourth quarter online revenues were $25.2 million in 2010.
Revenues from our other services, including real estate advertising and promotional events services, increased from $13.8 million in 2009 to $19.7 million in 2010, primarily due to the addition of promotional event services starting in April 2010.
Cost of Revenues. Our cost of revenues increased by 220% from $12.8 million in 2009 to $41.0 million in 2010, primarily due to the addition of our real estate online business starting from the fourth quarter of 2009, the addition of real estate promotional event services starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010 and our overall business expansion.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 127% from $48.0 million in 2009 to $109.1 million in 2010, primarily due to the addition of our real estate online business starting from the fourth quarter of 2009, the addition of our new real estate promotional event service business starting from the second quarter of 2010, and higher salary, commission, bonus and travel expenses associated with our real estate information and consulting services. General and administrative expenses associated with being a public company for the full year of 2010 also contributed to the overall increase in selling, general and administrative expenses as compared to 2009.

Other Income. We had other income of $3.2 million for the year ended December 31, 2010, compared to $2.7 million for the year ended December 31, 2009. Other income in 2010 includes government subsidies of $2.1 million granted to one of our subsidiaries as an incentive for investing in a certain local district and a gain of $1.1 million from the sale of certain properties.
Income Tax Expense. We had an income tax expense of $2.8 million for the year ended December 31, 2010, compared to $6.3 million for the year ended December 31, 2009, primarily due to the decrease in our reported income before taxes and a tax refund of $4.3 million relating to 2009 issued to Shanghai CRIC following its qualification as a software enterprise rendering it exempt from 2009 income taxes, which was recognized as an income tax benefit. Our effective tax rate was 9.64% for the year ended December 31, 2010 compared to 15.81% for the year ended December 31, 2009. The change in effective tax rate was primarily due to the increase in tax refund partially offset by the increase in expense not deductible.
Net Income Attributable to CRIC Shareholders. As a result of the forgoing, we had net income attributable to CRIC shareholders of $25.9 million for the year ended December 31, 2010 as compared to $55.6 million for the year ended December 31, 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues. Our total revenues increased by 91% from $50.0 million in 2008 to $95.7 million in 2009 due to (i) an increase in revenues from our real estate information and consulting services, (ii) an increase in revenues from our real estate advertising services, and (iii) revenues from the real estate online business acquired from SINA in October 2009.
Revenues from our real estate information and consulting services increased by 39% from $49.1 million in 2008 to $68.0 million in 2009, primarily due to further expansion of the coverage and marketing of the CRIC database as well as higher consulting revenues resulting from an increased number of consulting clients and projects in 2009.
Revenues from our estate advertising services increased significantly from $0.9 million in 2008 to $13.8 million in 2009, primarily attributable to wider acceptance and brand recognition of our advertising design services and the launch of advertising resale services in 2009 by making wholesale purchases of advertising spaces in print and other media in Shanghai and reselling them to developer clients.
Revenues from our real estate online business were $13.8 million in 2009. We completed the acquisition of COHT, which operates our real estate online business, in October 2009 and started reporting its online advertising services as a new line of business in the fourth quarter of 2009.
Cost of Revenues. Our cost of revenues increased by 342% from $2.9 million in 2008 to $12.8 million in 2009, primarily due to (i) an increase of $6.0 million in cost of revenues for real estate advertising services and (ii) cost of revenues in the amount of $4.9 million for the real estate online business acquired from SINA in October 2009. The increase in cost of revenues for our real estate advertising services was primarily due to the expansion of advertising design services which started in 2008 and the launch of advertising resale services in 2009. Cost of revenue, for our real estate advertising services consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenues for the real estate online business acquired from SINA consists of costs associated with the maintenance of websites, which include fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation of equipment and fees paid to SINA for advertising inventory on non-real estate channels.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 142% from $19.8 million in 2008 to $48.0 million in 2009. Our selling, general and administrative expenses in 2009 include $11.4 million attributable to the real estate online business acquired from SINA in October 2009. The remainder was $36.6 million, an increase of 85% from $19.8 million in 2008, primarily due to higher expenses of $ 4.6 million relating to share-based compensation recorded in 2009 as compared to $1.3 million in 2008, and higher salaries, rental and office expenses associated with increased personnel and office spaces.
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
Other Income. We had other income of $2.7 million for the year ended December 31, 2009, compared to a loss of $1.3 million for the year ended December 31, 2008. Other income in 2009 includes government subsidies of $2.4 million granted to one of our subsidiaries as incentive for investing in a certain local district and a foreign exchange gain of $0.2 million resulting from fluctuation in exchange rates between the RMB and the U.S. dollar in 2009. Other income in 2008 represented a foreign exchange loss of $1.3 million. We had a foreign exchange gain in 2009 primarily because the U.S. dollar holdings that had been responsible for the foreign exchange loss in 2008 were eventually converted into RMB.
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
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February 2009, 2010 and 2011 were a decrease of 1.6%, an increase of 2.7% and an increase of 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Impact of Foreign Currency Fluctuation
See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Impact of Governmental Policies
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business may be materially and adversely affected by government measures affecting China’s real estate industry,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”
B. Liquidity and Capital Resources
Our principal sources of liquidity are capital contributions from E-House prior to our IPO, proceeds from our IPO in October 2009 and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2008	2009	2010
	(in thousands of $)
Net cash provided by (used in) operating activities	(3,246)	57,013	35,995
Net cash provided by (used in) investing activities	(12,201)	4,133	(10,797)
Net cash provided by financing activities	14,097	223,970	1,705
Net increase (decrease) in cash and cash equivalents	(620)	285,276	29,653
Cash and cash equivalents at the beginning of the year	26,411	25,791	311,067
Cash and cash equivalents at the end of the year	25,791	311,067	340,720
Operating Activities
Our operating activities primarily comprise our real estate information, consulting, online, and advertising and promotional event services. Our fees from some real estate consulting services to clients are conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The contractual period is usually between one and twelve months. Our accounts receivable as of December 31, 2010 included $9.8 million in billed accounts receivable and $51.2 million in unbilled accounts receivable. Unbilled accounts receivable represent amounts recognized in revenue prior to issuing official tax receipts to clients. We regularly review the collectability of unbilled accounts receivable using the same method as that used for billed accounts receivable. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Substantial defaults by our clients on accounts receivable could have a material adverse effect on our business, results of operations and financial condition” for further information. As we continue to expand the scale of our business, our working capital requirements are expected to increase as well.
Net cash provided by operating activities amounted to $36.0 million in 2010, mainly due to net income of $26.2 million before equity in affiliates and non-controlling interest, an increase in our income tax and other tax payable of $10.3 million partially offset by an increase in our accounts receivable of $31.0 million and an increase in our prepaid expenses and other current assets of $7.0 million as a result of payments arising out of the Baidu strategic cooperation agreement. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2010 were $23.3 million in depreciation and amortization and $14.7 million in share-based compensation.

Net cash provided by operating activities amounted to $57.0 million in 2009, mainly due to net income of $33.6 million before equity in affiliates and non-controlling interest, an increase in our income tax and other tax payable by $7.6 million in aggregate as a result of a much higher profit before tax in 2009, an increase of $5.3 million from advance payment for advertising placements collection partially offset by a decrease in our amounts due to related parties by $6.2 million as a result of accounts settlement. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2009 were $6.7 million in depreciation and amortization, $6.0 million in share-based compensation and $4.7 million in allowance for doubtful accounts.
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
Investing Activities
Our investing activities primarily relate to our purchases and disposals of property and equipment, our acquisition activities and investments in affiliates.
Net cash used in investing activities amounted to $10.8 million in 2010, primarily due to $6.9 million in purchases of property and equipment, $4.7 million in investments in affiliates and $4.5 million paid as a deposit for business acquisitions, partially offset by proceeds of $4.7 million from the sale of certain properties.
Net cash provided by investing activities amounted to $4.1 million in 2009, primarily due to $11.6 million cash received from COHT upon completion of our acquisition of the remaining 66% equity interest in this entity, $2.5 million paid to us as deposit for property held for sale, partially offset by our payment of $8.4 million investment for the acquisition of Guangzhou Integrated, Fangyou Software and Portal Overseas Limited and $1.9 million for the purchase of property and equipment.
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
Financing Activities
Net cash provided by financing activities amounted to $1.7 million in 2010 primarily due to $1.5 million in proceeds from the exercise of options. Net cash provided by financing activities amounted to $224.0 million in 2009 primarily due to the net proceeds from our IPO.
E-House contributed $8.4 million and $2.5 million to us in 2008 and 2009, respectively, prior to our IPO. In addition, we borrowed $5.7 million from related parties in 2008, primarily from E-House, and repaid $5.6 million in 2009.

C. Research and Development, Patents and Licenses, etc.
Research and Development
Our information and consulting services are supported and enhanced by a team of experienced and dedicated research staff, including many highly regarded industry experts with in-depth knowledge of the real estate industry, market dynamics and regulatory environment in China. We have one of the largest research and development team in China’s real estate information and consulting services sector. As of December 31, 2010, we had 384 employees whose primary responsibilities are to conduct research on the real estate industry in China. Their research activities involve collecting, compiling and analyzing market and project data, and producing research reports for internal use or for our clients. We also use the market and project data collected by our research staff to verify and update information in our CRIC system. The periodic and topical reports produced by our research staff for general use are also included in our CRIC system. In addition, some of our research professionals also write columns and blogs for dichan.sina.com.cn.
As of December 31, 2010, we had a staff of 216 information technology employees. Our information technology staff focus on maintaining and improving the core technologies used in our CRIC system and our real estate online services to support the delivery of our existing services and the development of new services. Our information technology staff have developed core software used in the CRIC system, the geographic information system software we use to add property information onto satellite images and two-dimensional digital maps licensed from third parties and various online products. In addition, they have developed software tools that we use to automatically collect and update certain real estate transaction data, conducted automated quality assurance tests, detected and prevented unauthorized access to our system. and maintained our online servers and websites. Furthermore, they are responsible for developing and maintaining our CRM, ERP and other internal operating systems. Our Internet technology staff are responsible for maintaining operation of our real estate websites, developing new online products and functionalities, improving website performance and user experience, as well as developing new online platforms such as mobile applications.
Intellectual Property
The “CRIC” trademark, our proprietary CRIC system and other intellectual property contribute to our competitive advantage in the real estate information and consulting services sector in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In addition, we have implemented technological measures aimed at preventing unauthorized access to and downloading of proprietary data from our CRIC system.
We have also applied to register the trademarks “CRIC” and “” in China. We have registered our domain names, www.cric2009.com, www.dichan.com and www.fangyou.com, with the China Internet Network Information Center. We developed our CRIC system internally and hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have applied for and obtained a software copyright certificate covering the CRIC system’s core software, which provides us with enhanced intellectual property protection under PRC law.
We have also registered the trademarks “leju” and “” in China. We have registered www.leju.com as a domain name with the China Internet Network Information Center. As part of our acquisition of COHT in October 2009, an affiliate of SINA granted us an exclusive license to use house.sina.com.cn and jiaju.sina.com.cn in connection with our real estate online operations in China. In addition, this affiliate of SINA also granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks. In addition, as part of CRIC’s strategic cooperation with Baidu, Inc., we obtain the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com.
While we cannot assure you that our efforts will prevent others from misappropriating our intellectual property, we will continue to protect the intellectual property we create in order to maintain our competitive position.

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
					More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands of $)
Operating lease Obligations	16,570	4,689	4,206	301	7,374
Our operating lease obligations related to lease agreements with lessors of our office properties in the PRC.
In addition, we have a contractual obligation to pay Baidu $7.5 million each year from 2010 through 2013 for the exclusive right to build and operate the Baidu real estate channels in 2010 through 2014.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our growth strategies;
•	our business partnership with SINA and the expected synergies and benefits from our integration of our real estate online business acquired from SINA;
•	our future business development, results of operations and financial condition;
•	our ongoing relationships with E-House and SINA;
•	expected changes in our revenues and certain cost or expense items;
•	our ability to attract clients and further enhance our brand recognition; and
•	trends and competition in the real estate services, Internet and online advertising industries.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xin Zhou	43	Co-Chairman of the Board of Directors and Chief Executive Officer
Charles Chao	45	Co-Chairman of the Board of Directors
Neil Nanpeng Shen	43	Director
Hong Du	38	Director
Zuyu Ding	37	Director and Co-President
Jun Luo	43	Director and Co-President
Fan Bao	40	Independent Director
David Zhang	37	Independent Director
Ya-Qin Zhang	45	Independent Director
Bin Laurence	43	Chief Financial Officer
Yan Zhang	37	Vice President
Zhongmin Jin	36	Vice President and Technology Director
Mr. Xin Zhou has served as our chairman since 2006, our chief executive officer since September 2009 and our co-chairman since October 2009. He is one of the co-founders of our parent, E-House, and has served as E-House’s chairman since 2003 and served as E-House’s chief executive officer from 2003 to September 2009. Mr. Zhou has over 17 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 to 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.

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
Mr. Neil Nanpeng Shen has served as our director since October 2009. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House, the leading real estate service provider in China listed on the NYSE, a director of American Dairy, Inc., an infant milk company listed on the NYSE, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on NASDAQ, the chairman of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an Internet company listed on NYSE. Mr. Shen is also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.
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
Mr. Zuyu Ding has served as our co-president since September 2009 and as our director since March 2011. He was E-House’s technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd., a subsidiary of E-House. Mr. Ding currently also serves as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, and an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University and an MBA from Macau University of Science & Technology.
Mr. Jun Luo has served as our co-president since October 2009 and our director since March 2011. Mr. Luo has served as the general manager of Shanghai SINA Leju since December 2007. Before joining SINA, Mr. Luo was a director of Unified Communications Business for Greater China Region at Cisco Systems (China) Networking Technology Co., Ltd. from April 2006 to November 2007. From September 2004 to April 2006, he served as the director of the Application Business and director of Nationwide Named Account business for Avaya (China) Communication Co. Ltd. Mr. Luo served as a business development manager of Cisco Systems (China) Networking Tech Co., Ltd. from February 2000 to September 2004, and a sales manager of Oracle Software System Co., Ltd. from September 1996 to February 2000. Mr. Luo obtained a bachelor’s degree from Shanghai University of Finance and Economics and a master’s degree of Software Engineering from BeiHang University, Beijing.

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
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2010, we paid an aggregate of approximately RMB5.6 million ($0.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
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
Share Incentive Plan
Share Incentive Plan. On September 9, 2008, we adopted a share incentive plan, or the Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote our success. The Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares which may be issued pursuant to all awards under the Plan shall be 15% of our total outstanding shares on an as-converted basis as of the effective date of the plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the plan, as a result of which the additional shares reserved under the Plan as of each applicable anniversary shall equal 5% of the then total outstanding shares. We have granted restricted shares and options to purchase our ordinary shares to certain of our directors, executive officers and employees as well as some of the directors and officers of E-House who have made contributions to us. As of March 31, 2011, the aggregate number of our ordinary shares underlying our outstanding options is 13,091,244 and the aggregate number of outstanding restricted shares granted under the Plan is 162,500.
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
The following table summarize, as of March 31, 2011, the options granted under the Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary
	Shares		Exercise
	Underlying		Price			Vesting
Name	Options		($/Share)	Date of Grant	Date of Expiration	Schedule(1)
Xin Zhou	1,250,000		3.00	January 1, 2009	December 31, 2018	4 years
	500,000		0.65	April 23, 2009	April 22, 2015	4 years
	150,000		7.02	March 10, 2011	March 9, 2021	3 years
Charles Chao	500,000		8.00	September 24, 2009	September 23, 2019	4 years
	100,000		7.02	March 10, 2011	March 9, 2021	3 years
Neil Nanpeng Shen	40,000		8.00	September 24, 2009	September 23, 2019	3 years
	25,000		7.02	March 10, 2011	March 9, 2021	3 years
Zuyu Ding	1,000,000		3.00	January 1, 2009	December 31, 2018	4 years
	100,000		7.02	March 10, 2011	March 9, 2021	3 years
Jun Luo	50,000		3.00	January 1, 2009	December 31, 2018	4 years
	1,000,000		0.64	September 6, 2008	September 5, 2014	4 years
	100,000		7.02	March 10, 2011	March 9, 2021	3 years
Hong Du	200,000		0.65	April 23, 2009	April 22, 2015	4 years
	25,000		7.02	March 10, 2011	March 9, 2021	3 years
Fan Bao	60,000		8.00	September 24, 2009	September 23, 2019	3 years
	35,000		7.02	March 10, 2011	March 9, 2021	3 years
David Zhang	40,000		8.00	September 24, 2009	September 23, 2019	3 years
	25,000		7.02	March 10, 2011	March 9, 2021	3 years
Ya-Qin Zhang	40,000		8.00	September 24, 2009	September 23, 2019	3 years
	25,000		7.02	March 10, 2011	March 9, 2021	3 years
Bin Laurence	300,000		6.00	July 30, 2009	July 29, 2019	4 years
	100,000		7.02	March 10, 2011	March 9, 2021	3 years
Yan Zhang	225,000		3.00	January 1, 2009	December 31, 2018	4 years
	70,000		7.02	March 10, 2011	March 9, 2021	3 years
Zhongmin Jin	225,000		3.00	January 1, 2009	December 31, 2018	4 years
	40,000		7.02	March 10, 2011	March 9, 2021	3 years
Other individuals as a group	8,025,180	(2)	0.64	September 6, 2008	September 5, 2014	1 – 4 years
			to 8.00	to March 10, 2011	to March 9, 2021

(1)	Many of our options are subject to a four-year vesting schedule, with one-fourth of the underlying ordinary shares vesting on each of the first, second, third and fourth anniversary of the grant date.

(2)	On July 30, 2009, options to purchase 250,000 ordinary shares granted on January 1, 2009 and options to purchase 50,000 ordinary shares granted on July 15, 2009 were surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

C. Board Practices
Our board of directors currently consists of nine members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NASDAQ Stock Market Rules. A controlled company need not comply with the applicable NASDAQ corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominations committees. Because more than 50% of the voting power of our company is held by E-House, we qualify as a “controlled company” under the NASDAQ Stock Market Rules. Therefore, the controlled company exemption provided under those rules are available to us. We rely on this exemption from the NASDAQ corporate governance requirements that a majority of our board of directors must be comprised of independent directors and that we have a corporate governance and nominating committee that is composed entirely of independent directors.
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We have not established a nominating committee. Instead, the independent directors of our company select and recommend to the board, for nomination by the board, such candidates as the independent directors, in the exercise of their judgment, find to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which directors are to be elected or re-elected. In compliance with Rule 5605 of the NASDAQ Stock Market Rules, all members of each of our board committees are independent directors. We have adopted a charter for each of the board committees.

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
In 2010, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.
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
In 2010, our compensation committee held one meetings and did not pass any written resolutions in lieu of meetings.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended and restated from time to time.

Terms of Directors and Officers
Our officers are elected by and serve at the discretion of our shareholders and the board of directors, in accordance with our articles of association. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.
Pursuant to the shareholders agreement between E-House and SINA, our board of directors shall consist of a maximum of eleven members, and E-House and SINA each has the right to designate two directors to the board of directors. Pursuant to the shareholder agreement, in the event that SINA or E-House no longer owns at least 20%, but still owns at least 10%, of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, will have the right to designate only one director to the board. In the event that SINA or E-House no longer owns at least 10% of our issued and outstanding ordinary shares, SINA or E-House, as the case may be, shall have no right to nominate any director to the board. As long as E-House owns at least 10% of our issued and outstanding ordinary shares and holds more ordinary shares than are held by SINA, E-House may, in its discretion, select an E-House director to serve as the chairman of the board. On our board of directors, Messrs. Xin Zhou, Zuyu Ding and Jun Luo are designated by E-House, while Mr. Charles Chao and Ms. Hong Du are designated by SINA.
D. Employees
We had 947, 1,907 and 3,712 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number and percentage of our employees by functional area as of December 31, 2010.

	Number of
Functional Area	Employees	% of Total
Sales and marketing	879	24%
Research and technical	1,356	36%
General and administrative	1,477	40%

Total	3,712	100%
We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

As of March 31, 2011, we had 145,059,722 ordinary shares outstanding, 1,141,064 of which have been issued to our depositary and reserved for future grants under our share incentive plan. In addition, we repurchased 524,300 ADSs on the open market pursuant to a share repurchase program. The 1,141,064 ordinary shares and 524,300 ordinary shares equivalent to the 524,300 ADSs are not deemed as outstanding for calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Xin Zhou	2,485,408	1.7
Charles Chao	*	*
Neil Nanpeng Shen	*	*
Hong Du	*	*
Fan Bao	*	*
David Zhang	*	*
Ya-Qin Zhang	*	*
Zuyu Ding	*	*
Jun Luo	*	*
Bin Laurence	*	*
Yan Zhang	*	*
Zhongmin Jin	*	*
All Directors and Executive Officers as a Group	4,011,223	2.8
Principal Shareholders:
E-House (China) Holdings Limited(3)	75,939,975	53.0
SINA Corporation(4)	48,589,567	33.9

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2010.

(3)	Includes 74,555,555 ordinary shares and 1,384,420 ADSs. E-House (China) Holdings Limited is a company incorporated in the Cayman Islands, and its business address is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, People’s Republic of China.

(4)	Includes 47,666,667 ordinary shares and 922,900 ADSs. SINA Corporation is a company incorporated in Cayman Islands, and its business address is Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People’s Republic of China.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
To our knowledge, 22,700,000 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 1,141,064 of the 22,700,000 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Immediately after we completed our IPO in October 2009, E-House and SINA became our two largest shareholders holding approximately 50.04% and 33.35%, respectively, of our outstanding ordinary shares at the time. As of March 31, 2011 E-House and SINA beneficially owned 53.0% and 33.9%, respectively, of our outstanding shares.

Transactions with E-House
Total selling, general and administrative expenses allocated from E-House are $3.5 million and $2.5 million for the year ended December 31, 2008 and the period from January 1, 2009 to the date when we completed our IPO, respectively. The amounts of these expenses were based on a variety of factors and dependent on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable. See the notes to our consolidated financial statements included elsewhere in this annual report.
There was no such selling, general and administrative expenses allocation from date when we completed our IPO until December 31, 2010, as E-House started to charge us a transitional corporate service fee pursuant to the offshore and onshore transitional services agreements entered into on July 29, 2009 in connection with our IPO. Under these transitional services arrangements, E-House is to provide various corporate support services to us, including support in general finance and accounting, human resources management, administrative, internal control and internal audit, operational management, legal and information technology. E-House will charge us corporate service fees on an actual basis. The transitional corporate services fee charged was $583,650 and $1.5 million, respectively, for the period from the date when we completed our IPO to December 31, 2009 and for 2010. For the years ended December 31, 2008, 2009 and 2010, we derived revenues in the amounts of nil, $6.3 million and $16.2 million, respectively, from providing real estate consulting services to E-House. For the period from completion of the IPO until December 31, 2009, and for the year ending December 31, 2010, we derived revenues in the amount of nil and $50,457, respectively, from providing real estate online services to E-House. For the years ended December 31, 2008, 2009 and 2010, we derived revenues in the amounts of $169,928, $2.4 million and $1.8 million, respectively from providing other services to E-House, including advertising and promotional event services. As of December 31, 2010, $5.1 million was due from E-House on account of information and consulting services, real estate online services and other services provided to E-House.
Outstanding Loans
During the years ended December 31, 2008 and 2009, prior to our IPO, E-House loaned $8.4 million and $2.5 million, respectively, to fund capital injections into our PRC subsidiaries. Such amounts were waived by E-House and have been reflected as capital contributions as of the date such loans were originally made. E-House has not loaned any funds to us since the IPO. As of December 31, 2010, we did not have any outstanding loans.
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
The price to be paid for the services provided under the offshore transitional service agreement is the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The offshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 was first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.
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
The price to be paid for the services provided under the onshore transitional service agreement is the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 was first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

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
Consulting and Services Agreement
Under the consulting and services agreement, Shanghai CRIC, as the consulting services provider, agrees that within the service period of ten years commencing on April 1, 2009, it will provide E-House Shanghai and/or its designated PRC affiliated entities with (i) regular real estate information and consulting services in respect of certain real estate projects as specified in the agreement or otherwise agreed upon by Shanghai CRIC and E-House Shanghai from time to time, for which E-House Shanghai and/or the affiliated entities provide real estate agency services, and (ii) special real estate information and consulting services to be separately agreed upon between Shanghai CRIC and E-House Shanghai. Shanghai CRIC and E-House Shanghai shall consult with each other in respect of extension of the service period at least one month prior to the expiration of the service period. Neither party may unilaterally terminate the agreement early except where the other party is in a material breach of the agreement and fails to rectify the breach as required under the agreement.
Under the consulting and services agreement, a service fee for the regular real estate information and consulting services shall generally be charged on a quarterly basis at the quarterly rate of RMB70,000 ($10,606) per project for the first year, with annual adjustments according to market rates, and service fees for any special real estate information and consulting services shall be separately reviewed and agreed upon between the parties.
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
On July 23, 2009, we and SINA entered into a share purchase agreement, as amended on September 29, 2009, pursuant to which we acquired SINA’s 66% equity interest in COHT in exchange for issuing to SINA ordinary shares. We and SINA also entered into a shareholders agreement and a registration rights agreement on October 21, 2009. SINA and COHT entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, which became effective immediately upon the closing of our acquisition of SINA’s equity interests in COHT. Immediately after our IPO in October 2009, COHT became a wholly-owned subsidiary of us, while E-House and SINA became our two largest shareholders, holding 50.04% and 33.35%, respectively, of our total outstanding ordinary shares.
Under the new advertising agency agreement, COHT continues to operate SINA’s existing real estate and home furnishing channels and develop a new real estate-related channel on sina.com.cn, and has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to SINA based on the amount of advertising sold. For the year ended December 31, 2010, we paid SINA a total amount of $6.8 million for online advertising agency fee. As of December 31, 2010, $2.0 million was due to SINA, representing online advertising agency fee payable to SINA.
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

Restrictions on transfer. The shareholders agreement provides for certain restrictions on the transfer of ordinary shares. For a 180-day lock up period commencing on the date of the agreement, neither E-House nor SINA could transfer or grant or allow to be encumbered any lien with respect to any of our ordinary shares held by it, except for a transfer to its affiliates or with prior written consent by all other shareholders under the shareholders agreement. Following the lock up period, E-House or SINA may transfer our ordinary shares pursuant to Rule 144 of the Securities Exchange Act or a firm commitment underwritten public offering registered under the Securities Act, in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, E-House or SINA must give a right of first offer to each other shareholder under the agreement prior to transferring our ordinary shares to third parties. However, neither party is allowed to, without the prior written consent of the other party, transfer or grant or allow to be encumbered that number of our ordinary shares exceeding in aggregate 10% of our share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of our issued and outstanding ordinary shares.
Registration Rights Agreement
We entered into a registration rights agreement with SINA and E-House, pursuant to which we have granted E-House and SINA certain registration rights with respect to our ordinary shares owned by them.
Demand registration rights. Following the date that is 180 days after the date of the agreement, both E-House and SINA have the right to demand that we effect a registration covering the offer and sale of their ordinary shares. E-House and SINA are each entitled to an aggregate of three such registrations. We, however, are not required to prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities we propose to register and any securities with respect to which any other security holder has requested registration.
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
Amended and Restated Advertising Agency Agreement
Under the amended and restated advertising agency agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s real estate online business, COHT has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on SINA’s non-real estate channels. If COHT sells advertising on SINA’s non-real estate channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, subject to certain limitations on the amount of advertising that may be sold by COHT and fees payable by COHT to SINA based on the amount of advertising sold. In addition, COHT authorizes SINA as its exclusive agent to sell non-real estate-related advertising on its directly operated website and channels. COHT is entitled to receive approximately 85% of the revenues generated from these sales. The initial term of this new advertising agency agreement is ten years.
Domain Name and Content License Agreement
Under the domain name and content license agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s real estate online business, an affiliate of SINA, or licensor, has granted to us an exclusive license to use house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate online operations in China. In addition, the licensor also grants to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the three domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years.
Trademark License Agreement
Under the trademark license agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s real estate online business, an affiliate of SINA has granted to us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks in connection with our real estate online operations in China through websites located at www.leju.com and the channels located at house.sina.com.cn and jiaju.sina.com.cn. The licenses are for an initial term of ten years.
Software License and Support Services Agreement
Under the software license and support services agreement, which became effective in October 2009 upon the completion of our acquisition of SINA’s real estate online business, a subsidiary of SINA, or the licensor, has granted to us a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management and flow statistics, (ii) certain current software products and interfaces necessary to facilitate our use of such current software products, (iii) the databases and compilations, (iv) certain improvements to the licensed software and (v) related documentation and hardware, in connection with our real estate online operations in China. The licensor also provides to us infrastructure necessary to operate our websites and facilitate our use of the licensed software. In addition, the licensor also provides us during the term support services, including routine maintenance, technical support and hardware support.
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
Agreements that Provide Effective Control over Tian Zhuo
Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu granted an irrevocable and unconditional option to Shanghai CRIC, which entitles Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests held by him in Tian Zhuo at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Tian Zhuo will be equal to the registered capital of Tian Zhuo, and if there is any limitation imposed by PRC law, the consideration will be the minimum amount as permitted by PRC law. In addition, Tian Zhuo irrevocably granted Shanghai CRIC an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Tian Zhuo. The exercise price for purchasing the assets of Tian Zhuo is equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC.
Loan Agreements. Pursuant to the loan agreement among Shanghai CRIC, Mr. Xin Zhou and Mr. Xudong Zhu dated July 20, 2009, Shanghai CRIC granted an interest-free loan of RMB0.9 million ($131,851) to Mr. Xin Zhou and RMB100,000 ($14,650) to Mr. Xudong Zhu, respectively, solely for their investment in the equity interests in Tian Zhuo.
Pursuant to the loan agreement between Shanghai CRIC and Mr. Xin Zhou dated as of July 20, 2009, Mr. Xin Zhou has another outstanding interest-free loan of RMB18 million ($2.6 million) payable to Shanghai CRIC. Such RMB18 million ($2.6 million) was granted by Mr. Xin Zhou to Tian Zhuo as an interest-free loan to support its investment in Wushi Advertising.
Pursuant to the loan agreement among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of April 1, 2008, Shanghai CRIC granted an interest-free loan of RMB70 million ($10.3 million) to Mr. Xin Zhou solely for his provision of a shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted an interest-free loan of RMB70 million ($10.3 million) to Tian Zhuo to, among other things, support its purchase of certain advertising spaces.
Pursuant to the loan agreement among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of September 8, 2008, Shanghai CRIC granted another interest-free loan of RMB1 million ($146,501) to Mr. Xin Zhou solely for his provision of another shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted another interest-free loan of RMB1 million ($146,501) to Tian Zhuo to support its acquisition of Guangzhou Integrated. Company: These agreements were included in E-House 20-F but not here.
Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu agreed to irrevocably grant any person designated by Shanghai CRIC the power to exercise all voting rights to which he is entitled as shareholder of Tian Zhuo.

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
Agreements that Transfer Economic Benefits of Tian Zhuo to CRIC
Consultancy Service Agreement. Pursuant to a consultancy service agreement between Shanghai CRIC and Tian Zhuo dated as of April 1, 2008, Shanghai CRIC provides Tian Zhuo with consulting and related services and is entitled to receive service fees. The term of this consultancy service agreement is ten years, and can be extended by another ten years upon Shanghai CRIC’s request. Without prior written consent of Shanghai CRIC, Tian Zhuo may not enter into any agreement with any third party or otherwise to engage such thirty party to provide services similar to those provided by Shanghai CRIC.
Contractual Arrangements with Beijing Leju
PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial Internet information services, which are one type of value-added telecommunications services. In addition, PRC laws and regulations currently do not allow foreign entities with less than two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because of such restriction, COHT is operating www.leju.com and its real estate online business through a consolidated affiliated entity in China, Beijing Leju. Beijing Leju is currently owned by Mr. Xudong Zhu and Mr. Jun Luo. COHT’s wholly-owned indirect subsidiary, Shanghai SINA Leju, has entered into contractual arrangements with Beijing Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate online business through our contractual arrangements with Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo.
Agreements that Provide Effective Control over Beijing Leju
Exclusive Call Option Agreement. Under the exclusive call option agreement on September 29, 2009 among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, each of Mr. Xudong Zhu and Mr. Jun Luo granted an irrevocable and unconditional option to Shanghai SINA Leju, which entitles Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Beijing Leju will be equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju irrevocably and unconditionally granted Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju is equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju.
Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million ($1.2 million) to Mr. Xudong Zhu and RMB2 million ($0.3 million) to Mr. Jun Luo, respectively, solely for their purchase of equity interests in Beijing Leju. Under the supplementary agreement to this loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, Shanghai SINA Leju granted an additional interest-free loan of RMB7.2 million ($1.1 million) to Mr. Xudong Zhu and RMB1.8 million ($0.3 million) to Mr. Jun Luo, respectively, solely for the capital increase of Beijing Leju.

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
Memorandum. Under the memorandum among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, the registered capital of Beijing Leju has confirmed to be increased to RMB10 million ($1.52 million) and the relevant clauses with reference to such registered capital in all the above agreements shall be revised accordingly. In addition, according to the memorandum, the increased loan of RMB9 million ($1.36 million) as provided under the supplementary agreement to the loan agreement shall also be secured by the equity pledge agreement.
Agreement that Transfers Economic Benefits of Beijing Leju to CRIC
Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai SINA Leju and Beijing Leju dated as of May 8, 2008, Shanghai SINA Leju provides Beijing Leju with a series of technical support services and is entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Leju. Unless expressly provided by this agreement, without prior written consent of Shanghai SINA Leju, Beijing Leju may not engage any third party to provide the services offered by Shanghai SINA Leju under this agreement.
Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates
Transactions with Affiliates
As of December 31, 2008, $146,314 was due from us to Shanghai JinYue Real Estate Development Co., Ltd., of which Mr. Xin Zhou, our co-chairman and chief executive officer, is a director. Such amount represented amounts paid on our behalf to fund Tian Zhuo’s capital requirements and was repaid by us in full in March 2009.
As of December 31, 2009, $1.0 million was due to us from E-House China Real Estate Investment Fund I, L.P., a real estate investment fund, representing deposit payment made on behalf of the fund. The amount was repaid in March 2010. Our co-chairman and chief executive officer, Mr. Xin Zhou, is a limited partner of the fund and a non-controlling shareholder of the general partner.
Transactions with Management
As of December 31, 2010, $787,500 was due to E-House management, representing consideration paid by management for unvested restricted shares. See also “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Share Options
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
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
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs, each representing one of our ordinary shares, have been listed on the NASDAQ Global Select Market since October 16, 2009 under the symbol “CRIC.”
In 2010, the trading price of our ADSs on NASDAQ Global Select Market ranged from US$11.74 to US$7.47 per ADS.

The following table provides the high and low trading prices on the NASDAQ Global Select Market for the periods indicated below.

	Sales Price ($)
	High	Low
2009 (from October 16)	17.15	9.66
October (from October 16)	17.15	12.05
November	15.85	11.02
December	13.90	9.66
2010	11.74	7.47
First Quarter	11.27	7.88
Second Quarter	10.58	7.52
Third Quarter	11.74	7.47
Fourth Quarter	11.14	8.51
October	11.14	9.42
November	10.67	8.88
December	9.85	8.51
2011
First Quarter	9.89	6.35
January	9.89	7.43
February	8.00	6.39
March	7.98	6.35
April (through April 15)	8.55	7.70
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one of our ordinary shares, have been traded on the NASDAQ Global Select Market since October 16, 2009 under the symbol “CRIC.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Securities and Exchange Commission on September 29, 2009.

C. Material Contracts
On January 1, 2010, Beijing Leju entered into a Network Advertising Placement Contract and a Supplemental Agreement thereto with Beijing Jiahua Hengshun Media Advertising Co., Ltd., pursuant to which Beijing Jiahua Hengshun Media Advertising Co., Ltd. agreed to place advertisements on SINA.com during the year 2010 under the terms and conditions set forth therein.
We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report other than those described in the preceding paragraph, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”
E. Taxation
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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, foreign holders of our ADSs or ordinary shares that are non-resident enterprises under the Enterprise Income Tax Law may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”
United States Federal Income Taxation
This discussion describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of an investment in the ADSs or ordinary shares. This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not describe all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those described below. In addition, this discussion does not describe any non-United States, state, or local tax considerations.

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
Passive Foreign Investment Company Considerations
A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entity will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements

Based on the price of our ADSs and ordinary shares and the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we do not believe that were a PFIC for the taxable year ending 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year ending December 31, 2011, there can be no assurance our business plans will not change in a manner that will affect our PFIC status in the current or future taxable years. In addition, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares. The composition of our income and assets will also be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.
Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Disposition of the ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.
Dividends
The gross amount of cash distributions made by us with respect to the ADSs or ordinary shares generally will be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. If we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, see “Item 10. Additional Information—Taxation—People’s Republic of China Taxation”, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.

Disposition of the ADSs or Ordinary Shares
A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. Holders should consult their tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares. Under these PFIC rules:
•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income;
•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and
•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.
If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other form as is required by the U.S. Treasury Department.
U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
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
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. As of December 31, 2010, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our IPO in October 2009. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB and the functional currency of our principal operating subsidiaries and consolidated affiliated entities is the RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB or HKD denominated cash balances of $156.5 million and U.S. dollar-denominated cash balances of $184.2 million. Assuming we had converted the U.S. dollar-denominated cash balance of $184.2 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.6000 as of December 30, 2010, this cash balance would have been RMB1,215.9 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,203.8 million as of December 31, 2010.

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
The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of $1.50 per ADS or ADSs for transfers of certificated or direct registration ADSs;
•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
•	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
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
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement we are entitled to is a fixed percentage of the amount of fees the depositary collects from investors, net of certain expenses the depositary incurs. For the years ended December 31, 2009 and December 31, 2010, we were entitled to approximately $90,000 and $215,441, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-162213) for our IPO of 20,700,000 ADSs, representing 20,700,000 ordinary shares, which registration statement was declared effective by the SEC on October 15, 2009.

For the period from the effective date to December 31, 2009, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $21.9 million, which included $17.4 million for underwriting discounts and commissions and $6.4 million for other expenses. We received net proceeds of approximately $224.7 million from our IPO.
For the period from the effective date to December 31, 2009, we did not use a substantial portion of the net proceeds received from our IPO.
For the year ended December 31, 2010, we used approximately $17.2 million net proceeds received from our IPO to fund capital expenditures for incorporation of our PRC subsidiaries.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of December 31, 2010, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2008	2009	2010
Audit fees(1)	247,188	344,591	806,794
Audit-related fees(2)	—	969,927	—
Tax fees(3)	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit-related fees in 2009 primarily included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our IPO.

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
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
No shares were repurchased during 2010. We publicly announced a share repurchase plan on March 10, 2011, which plan provides for the repurchase of up to US$50.0 million worth of our ADSs and expires on March 10, 2012. The following table is a summary of the shares repurchased by us pursuant to this plan as of March 31, 2011.

Approximate Dollar
			Total Number of Shares	Value of Shares that
	Total Number of	Average Price Paid	Purchased as Part of	may yet be Purchased
Period	Shares Purchased	Per Share	Publicly Announced Plans	Under the Plans

March 17-31	524,300	$7.58	524,300	$46.0 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Because E-House owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under the NASDAQ Stock Market Rules. We rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:
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
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009)

2.1
Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009)

2.2
Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

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

4.3
Employment Agreement between the Registrant and Xin Zhou (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.4
Employment Agreement between the Registrant and Bin Laurence (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.5
Employment Agreement between the Registrant and Zuyu Ding (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.6
Employment Agreement between the Registrant and Jun Luo (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

Exhibit
Number	Document
4.7
Employment Agreement between the Registrant and Yan Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.8
Employment Agreement between the Registrant and Zhongmin Jin (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.9
Master Transaction Agreement, dated July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.10
Offshore Transitional Services Agreement, dated July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

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

4.20
English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.21
English translation of Loan Agreement, dated April 1, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.22
English translation of Loan Agreement, dated September 8, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.23
English translation of Shareholder Voting Rights Proxy Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.24
English translation of Consulting and Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.25
English translation of Exclusive Call Option Agreement dated, September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.26
English translation of Loan Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.27
English translation of Shareholder Voting Rights Proxy Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo. (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

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
4.29
English translation of Exclusive Technical Support Agreement, dated May 8, 2008, between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.30
English translation of Real Estate Market Information System and Project Consulting Services Strategic Cooperation Agreement, dated December 2008, between Evergrande Real Estate Group and Shanghai CRIC Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-34479), filed with the Commission on April 23, 2010).

4.31
English translation of Service Agreement, dated August 2009, between with Shanghai Jinluodian Development Co., Ltd. and Shanghai CRIC Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-34479), filed with the Commission on April 23, 2010).

4.32
Share Purchase Agreement, dated July 23, 2009, between the Registrant and SINA Corporation. (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.33
Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between the Registrant and SINA Corporation. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.34
Shareholders Agreement, dated October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-34479), filed with the Commission on April 23, 2010).

4.35
Registration Rights Agreement, dated October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-34479), filed with the Commission on April 23, 2010).

4.36
English translation of Amended and Restated Advertising Inventory Sale Agency Agreement, dated August 31, 2009, between SINA Corporation and COHT Technology Corporation. (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.37
Domain Name and Content License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.38
Trademark License Agreement, dated September 2009, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

4.39
Software License and Support Services Agreement, dated September 2009, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

Exhibit
Number		Document
4.40	*	Internet Advertising Placement Contract, January 1, 2010, between Information Services Co., Ltd. and Beijing Jiahua Hengshun Media Advertising Co., Ltd.

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-162213), as amended, initially filed with the Commission on September 29, 2009).

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
Date: April 26, 2011

China Real Estate Information Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2008, 2009 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of China Real Estate Information Corporation
We have audited the accompanying consolidated balance sheets of China Real Estate Information Corporation and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Real Estate Information Corporation and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of China Real Estate Information Corporation
We have audited the internal control over financial reporting of China Real Estate Information Corporation and subsidiaries (the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated April 26, 2011 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 26, 2011

China Real Estate Information Corporation
Consolidated Balance Sheets
(In U.S. dollar except for share data)

	December 31,
	2009	2010
	$	$
Assets
Current assets:
Cash and cash equivalents	311,066,566	340,719,732
Unbilled accounts receivable, net of allowance for doubtful accounts of $5,625,089 and $4,985,475 at December 31, 2009 and 2010, respectively	22,739,129	51,175,432
Accounts receivable, net of allowance for doubtful accounts of nil and nil at December 31, 2009 and 2010, respectively	5,690,968	9,796,367
Advance payment for properties	8,108,299	—
Prepaid expenses and other current assets	6,990,396	22,231,239
Amounts due from related parties	2,460,572	5,079,850

Total current assets	357,055,930	429,002,620
Property and equipment, net	7,422,583	11,177,160
Intangible assets, net	201,138,891	182,622,246
Goodwill	449,902,711	450,299,447
Investment in affiliates	—	4,444,136
Other non-current assets	4,570,964	6,377,153

Total assets	1,020,091,079	1,083,922,762

Liabilities and Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to CRIC of $2,005,993 and $805,772 as of December 31, 2009 and 2010, respectively)	2,288,650	3,299,986
Advance from customers (including advance from customers of the consolidated VIEs without recourse to CRIC of $1,069,853 and $3,581,008 as of December 31, 2009 and 2010, respectively)	2,855,165	6,455,298
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to CRIC of $1,535,879 and $5,998,335 as of December 31, 2009 and 2010, respectively)	3,873,160	9,881,731
Income tax payable (including income tax payable of the consolidated VIEs without recourse to CRIC of $1,658,316 and $3,824,260 as of December 31, 2009 and 2010, respectively)	9,270,321	16,935,062
Other tax payable (including other tax payable of the consolidated VIEs without recourse to CRIC of $1,549,522 and $2,965,717 as of December 31, 2009 and 2010, respectively)	3,085,419	5,427,500
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CRIC of $6,112,070 and $2,029,595 as of December 31, 2009 and 2010, respectively)	7,300,568	2,784,714
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to CRIC of $3,561,007 and $3,147,480 as of December 31, 2009 and 2010, respectively)	6,965,124	7,731,235

Total current liabilities	35,638,407	52,515,526
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to CRIC of $270,607 and $424,931 as of December 31, 2009 and 2010, respectively)	42,031,640	39,969,421

Total liabilities	77,670,047	92,484,947

Commitments and contingencies (Note 15)
Equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 142,922,222 and 143,749,405 shares issued and outstanding as of December 31, 2009 and 2010, respectively	28,584	28,750
Additional paid-in capital	863,169,196	882,428,759
Retained earnings	74,385,774	97,556,895
Accumulated other comprehensive income	3,629,398	8,402,643
Subscription receivables	—	(97,749)

Total CRIC equity	941,212,952	988,319,298
Non-controlling interest	1,208,080	3,118,517

Total equity	942,421,032	991,437,815

Total liabilities and equity	1,020,091,079	1,083,922,762

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Operations
(In U.S. dollar except for share data)

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Revenues
Third party revenues	49,887,948	87,384,680	155,309,013
Related party revenues	160,582	8,269,130	18,845,451

Total revenues	50,048,530	95,653,810	174,154,464
Cost of revenues	(2,897,247)	(12,810,162)	(41,009,561)
Selling, general and administrative expenses	(19,819,873)	(48,048,529)	(109,088,983)
Gain from settlement of pre-existing relationship	—	2,100,832	—

Income from operations	27,331,410	36,895,951	24,055,920
Other income (expense):
Interest income	420,517	279,079	1,726,580
Other income (expense), net	(1,341,165)	2,725,032	3,174,113

Income before taxes and equity in affiliates	26,410,762	39,900,062	28,956,613
Income tax expense	(4,721,015)	(6,306,613)	(2,791,497)

Income before equity in affiliates	21,689,747	33,593,449	26,165,116
Income (loss) from equity in affiliates	153,700	22,015,607	(276,385)

Net income	21,843,447	55,609,056	25,888,731
Less: Net income (loss) attributable to non-controlling interest	(318,214)	6,765	(52,109)

Net income attributable to CRIC shareholders	22,161,661	55,602,291	25,940,840

Earnings per share:
Basic	$0.31	$0.64	$0.18
Diluted	$0.31	$0.63	$0.18
Shares used in computation:
Basic	71,522,222	86,610,265	143,288,987
Diluted	71,522,222	88,264,301	146,193,046
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Changes in Equity
and Comprehensive Income
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other				Total
	Ordinary		Paid-in	(Accumulated	Comprehensive	Subscription	Non-controlling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Receivables	Interest	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2008	71,522,222	14,304	30,000,000	(1,205,488)	923,501	(14,304)	—	29,718,013
Net income	—	—	—	22,161,661	—	—	(318,214)	21,843,447	21,843,447
Capital contribution by non-controlling interest	—	—	—	—	—	—	1,173,582	1,173,582	—
Contribution from E-House	—	—	2,591,770	—	—	—	—	2,591,770	—
Cash contribution from E-House	—	—	8,400,000	—	—	—	—	8,400,000	—
Foreign currency translation adjustments	—	—	—	—	2,784,353	—	—	2,784,353	2,784,353

Balance at December 31, 2008	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	855,368	66,511,165	24,627,800

Net income	—	—	—	55,602,291	—	—	6,765	55,609,056	55,609,056
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	1,260,780	1,260,780	—
Collection of subscription receivables	—	—	—	—	—	10,000	—	10,000	—
Distribution to E-House	—	—	—	(1,001,304)	—	4,304	—	(997,000)	—
Cash contribution from E-House	—	—	2,499,977	—	—	—	—	2,499,977	—
Replacement of COHT share options	—	—	14,960,796	—	—	—	—	14,960,796	—
Share-based compensation	—	—	7,123,911	(1,171,386)	—	—	—	5,952,525	—
Issuance of ordinary shares to public, net of issuance cost	20,700,000	4,140	224,700,460	—	—	—	—	224,704,600	—
Issuance of ordinary shares in connection with business acquisition	47,666,667	9,533	571,990,471	—	—	—	—	572,000,004	—
Issuance of ordinary shares in exchange for a non-controlling interest	3,033,333	607	901,811	—	—	—	(902,418)	—	—
Foreign currency translation adjustments	—	—	—	—	(78,456)	—	(12,415)	(90,871)	(90,871)

Balance at December 31, 2009	142,922,222	28,584	863,169,196	74,385,774	3,629,398	—	1,208,080	942,421,032	55,518,185

Net income	—	—	—	25,940,840	—	—	(52,109)	25,888,731	25,888,731
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	1,897,582	1,897,582	—
Distribution to E-House	—	—	—	(60,044)	—	—	—	(60,044)	—
Share-based compensation	—	—	17,443,841	(2,709,675)	—	—	—	14,734,166	—
Vesting of restricted shares	75,000	15	262,485	—	—	—	—	262,500	—
Exercise of share options	752,183	151	1,553,237	—	—	(97,749)	—	1,455,639	—
Foreign currency translation adjustments	—	—	—	—	4,773,245	—	64,964	4,838,209	4,838,209

Balance at December 31, 2010	143,749,405	28,750	882,428,759	97,556,895	8,402,643	(97,749)	3,118,517	991,437,815	30,726,940

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Cash Flows
(In U.S. dollar)

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Operating activities:
Net income	21,843,447	55,609,056	25,888,731
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	440,613	6,744,120	23,251,643
Allowance for doubtful accounts	—	4,722,707	(71,896)
Gain from settlement of pre-existing relationship	—	(2,100,832)	—
Income (loss) from equity in affiliates	(153,700)	(22,015,607)	276,385
Share-based compensation	—	5,952,525	14,734,166
Gain from sales of properties held for sale	—	(52,303)	(1,063,322)
Others	—	136,145	(262,631)
Changes in operating assets and liabilities
Accounts receivable	(21,746,362)	3,960,246	(30,959,152)
Amounts due from related parties	2,690,338	(2,432,415)	(2,619,278)
Prepaid expenses and other current assets	(11,454,306)	8,488,180	(6,982,124)
Accounts payable	387,544	1,664,048	967,694
Accrued payroll and welfare expenses	718,993	2,629,806	6,125,547
Income tax payable	3,182,709	5,262,213	7,848,071
Other tax payable	642,958	2,309,203	2,421,341
Amounts due to related parties	—	(6,186,987)	(4,399,846)
Other current liabilities	(512,730)	(7,036,553)	2,849,587
Advance from customers	839,354	2,414,276	3,537,472
Deferred tax	(124,654)	(3,054,613)	(5,547,289)

Net cash provided by (used in) operating activities	(3,245,796)	57,013,215	35,995,099

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(9,478,138)	(2,378,033)	(6,916,843)
Purchase of subsidiaries, net of cash acquired	(2,399,326)	3,243,114	563,211
Investment in affiliates	(2,500,000)	—	(4,669,376)
Proceeds from disposal of property and equipment	18,645	225,444	36,580
Deposit and proceeds for properties held for sale	—	3,042,015	4,719,440
Collection of loans from related parties	2,157,683	—	—
Deposit for acquisition	—	—	(4,529,880)

Net cash provided by (used in) investing activities	(12,201,136)	4,132,540	(10,796,868)

Financing activities:
Contribution from non-controlling interest	270	1,175,244	249,246
Proceeds of loans (repayment of loans) from related parties	5,696,838	(5,616,633)	—
Collection of subscription receivables	—	10,000	—
Advance from a related party	—	1,050,000	—
Proceeds from issuance of ordinary shares, net of paid issuance costs of $23,548,949	—	224,851,051	—
Proceeds from exercise of options	—	—	1,455,639
Contribution from E-House	8,400,000	2,499,977	—

Net cash provided by financing activities	14,097,108	223,969,639	1,704,885

Effect of exchange rate changes on cash and cash equivalents	729,589	159,934	2,750,050

Net increase (decrease) in cash and cash equivalents	(620,235)	285,275,328	29,653,166
Cash and cash equivalents at the beginning of the year	26,411,473	25,791,238	311,066,566

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Cash and cash equivalents at the end of the year	25,791,238	311,066,566	340,719,732

Supplemental disclosure of cash flow information:
Income taxes paid	1,446,702	3,379,554	5,742,205
Non-cash investing and financing activities:
Related party loans converted to equity	8,400,000	2,499,977	—
Amount due to related party for restricted shares transferred to equity	—	—	(262,500)
Related party receivable paid as dividend or (payable recorded as a capital contribution)	(2,591,770)	997,000	60,044
Issuance of ordinary shares in connection with business acquisition	—	572,000,004	—
Ordinary share issuance costs in payables	—	146,451	—
Replacement of share options due to acquisition	—	14,960,796	—
Non-controlling interest recognized in connection with business acquisition	—	85,536	1,648,336
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008, 2009 and 2010
(In U.S. dollar)
1. Organization and Principal Activities
China Real Estate Information Corporation (the “Company” or “CRIC”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing real estate information and consulting services, real estate online services, advertising services and promotional event services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries, excluding the Group, are collectively referred to as “E-House”. E-House began developing a proprietary real estate database system, or the CRIC system, in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.
Shanghai CRIC began offering real estate advertising services in 2008 through an acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).
E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.
In October 2009, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides online advertising, information and updates related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”).
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
Upon completion of its IPO and acquisition of COHT in October 2009, the Company issued 20,700,000 additional ordinary shares to the public, 47,666,667 shares in connection with the acquisition of COHT and 3,033,333 shares in exchange for a non-controlling interest.
In April 2010, Shanghai CRIC acquired 55% of the equity interest in Shanghai Dehu PR Consulting Co., Ltd., (“Shanghai Dehu”). Shanghai Dehu provides promotional events services.
The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2010:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai CRIC Information Technology Co., Ltd.	3-Jul-06	PRC	100%
Shanghai Dehu PR Consulting Co., Ltd.	9-Feb-07	PRC	55%
Shanghai Tian Zhuo Advertising Co., Ltd.	27-Feb-08	PRC	VIE
Beijing Yisheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE
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

In connection with its IPO, the Company entered into non-competition arrangements with E-House Holdings on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services then provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC.
The consolidated financial statements for periods prior to CRIC’s IPO include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $3,516,284 and $2,477,446 for the years ended December 31, 2008 and for the period from January 1, 2009 to the IPO date, respectively. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, there have not been any selling, general and administrative expenses allocations as E-House began charging the Group transitional corporate service fees pursuant to agreements entered into on July 29, 2009 in connection with the Company’s IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $583,650 and $1,522,497 for the period from the IPO date to December 31, 2009 and the year ended December 31, 2010, respectively.
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
During 2008, the Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment and deposit for a three-year period for real estate advertising placements to certain Shanghai newspapers via a $15,216,656 interest-free loan to Xin Zhou. Tian Zhuo repaid $2,621,870 and nil during the year ended December 31, 2009 and 2010, respectively.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements:

	As of December 31,
	2009	2010
	$	$
Cash and cash equivalents	9,631,554	12,133,157
Unbilled accounts receivable, net of allowance for doubtful accounts	3,803,925	2,864,778
Accounts receivable, net of allowance for doubtful accounts	2,105,244	784,813
Prepaid expenses and other current assets	2,675,884	1,511,617
Amounts due from related parties	410,401	195,639

Total current assets	18,627,008	17,490,004
Total noncurrent assets	6,450,738	6,562,186

Total assets	25,077,746	24,052,190

Accounts payable	1,887,725	319,812
Accrued payroll and welfare expenses	640,283	611,029
Income tax payable	836,915	1,156,467
Other tax payable	576,058	412,247
Other current liabilities	736,553	960,528

Total current liabilities	4,677,534	3,460,083
Deferred tax liabilities, non-current	270,607	202,955

Total liabilities	4,948,141	3,663,038

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Total revenues	1,659,801	14,428,584	10,394,582
Net income (loss)	(890,998)	620,258	37,030
To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE, Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for its real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC officers of the Group and was funded by COHT through interest-free loans to such officers. These officers are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled. COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2010, the total amount of interest-free loans extended to Beijing Leju’s employee shareholders was $1,509,960 and the accumulated gain of Beijing Leju subsequent to acquisition were $1,173,456 which has been included in the consolidated financial statements.
The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements:

	As of December 31,
	2009	2010
	$	$
Cash and cash equivalents	2,128,200	41,914,203
Unbilled accounts receivable, net of allowance for doubtful accounts	13,814,540	35,028,633
Prepaid expenses and other current assets	2,661,465	10,192,141
Amounts due from related parties	9,465	—

Total current assets	18,613,670	87,134,977
Total noncurrent assets	1,273,393	5,402,561

Total assets	19,887,063	92,537,538

Accounts payable	118,268	485,960
Advance from customers	1,069,853	3,581,008
Accrued payroll and welfare expenses	895,596	5,387,306
Income tax payable	821,401	2,667,793
Other tax payable	973,464	2,553,470
Amounts due to related parties	6,112,070	2,029,595
Other current liability	2,824,454	2,186,952

Total current liabilities	12,815,106	18,892,084
Deferred tax liabilities, non-current	—	221,976

Total liabilities	12,815,106	19,114,060

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Total revenues	—	13,813,076	66,876,338
Net income	—	147,922	1,025,534
There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and are not restricted solely to settle the VIE’s obligations.
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include estimated useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumption related to share-based compensation arrangements, assumption related to the consolidation of entities in which the Group holds variable interest, uncertain tax position and the valuation allowance on deferred tax assets.
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
The carrying amount of cash, accounts receivable, advance payment for properties, other receivables, accounts payable, other payables and amounts due from/to related parties approximates fair value due to their short-term nature.
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
(h) Advance payment for properties and properties held for sale
In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. As of December 31, 2009, the Group had recorded the prepayment as an advance payment for properties. In 2010, the Group obtained legal ownership of the office building, which includes 41 separate units in total. The Group has the ability and intent to sell the properties and has been actively marketing them for that purpose after the Group obtained a 20-year lease of another office building through the acquisition of Portal Overseas Limited in April 2009, and accordingly, has classified the 41 units properties held for sale.

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no impairment for properties held for sale for the years ended December 31, 2010. The realized gain from selling of the properties was $52,303 and $1,063,322 for the years ended December 31, 2009 and 2010, respectively. As of December 31, 2010, the Group still holds 10 of the 41 units of the above office buildings with a total carrying value of $1,871,062, which is included as a component of prepaid expenses and other current assets.
(i) Investment in affiliates
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
(j) Property and equipment, net
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
(k) Intangible assets, net
Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, favorable lease terms, customer relationships and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.
(l) Internally developed software
Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs and external cost, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.
(m) Impairment of long-lived assets
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
(n) Impairment of goodwill
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
(o) Income taxes
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
The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of income tax expense.
(p) Share-based compensation
Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.
(q) Revenue recognition
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
When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting and CRIC system subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC system subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC system subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC system subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
The Group’s parent company, E-House, has multiple element arrangements that have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate, consulting services and/or subscription for the CRIC system. E-House has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at fair value. Fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system under multiple element arrangements have been recognized in accordance with the preceding paragraph.
The Group generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.

The Group also generates revenues from real estate advertising design services, which are recognized ratably over the specified contract period ranging from three to twelve months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. Advertising sales revenues are recognized on a gross basis because the Group acts as the principal and is the primary obligor in the arrangement.
The Group also provides promotional events services and recognizes revenues when such services are rendered and assuming all other revenue recognition criteria have been met.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(r) Cost of revenue
Cost of revenue for real estate information and consulting services primarily consists of costs incurred for developing, maintaining and updating the CRIC system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for online real estate services consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels and fees paid to Baidu, Inc (“Baidu”) for the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing. Cost of revenue also consists of fees paid to third parties for the services directly related to advertising design and promotional event services and the cost incurred to acquire advertising space for resale. Cost of revenue for promotional event services includes salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.
(s) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred and amounted to $1,424,240, $1,814,442 and $14,276,536 for the years ended December 31, 2008, 2009 and 2010, respectively.
(t) Foreign currency translation
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
The Group recorded an exchange loss of $1,341,165, exchange gain of $159,933 and exchange loss of $641,043 for the years ended December 31, 2008, 2009 and 2010, respectively.
(u) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for investing in certain local districts. Cash subsidies of nil, $2,426,546 and $2,143,869 for the years ended December 31, 2008, 2009 and 2010 are included in other income (expense) in the consolidated statements of operations. There is no assurance that the Group will receive similar or any subsidies in the future.
(v) Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and other specific information indicating the collectability of the receivables.

Movement of the allowance for doubtful accounts for accounts receivable, unbilled accounts receivable and other receivables is as follows:

	2009	2010
	$	$
Balance as of January 1,	—	5,625,089
Provisions for doubtful accounts	4,722,707	656,333
Business acquisition	2,440,358	—
Recovery of provisions for doubtful accounts	—	(728,229)
Write offs	(1,539,914)	(728,707)
Changes due to foreign exchange	1,938	160,989

Balance as of December 31,	5,625,089	4,985,475

(w) Earnings per share
Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Years Ended December 31,
	2008	2009	2010
Net income attributable to CRIC	$22,161,661	$55,602,291	$25,940,840

Weighted average ordinary shares outstanding — basic	71,522,222	86,610,265	143,288,987
Share options	—	1,654,036	2,904,059

Weighted average number of ordinary shares outstanding — diluted	71,522,222	88,264,301	146,193,046

Basic earnings per share	$0.31	$0.64	$0.18

Diluted earnings per share	$0.31	$0.63	$0.18

(x) Comprehensive income
Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(y) Recently issued accounting pronouncements
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the application of this ASU will have a material effect on its consolidated financial statements.
In December 2010, the FASB issued ASU 2010-28, “Intangibles — Goodwill and Others (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not believe the application of this ASU will have an effect on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU addresses that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group will apply the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. The application of this ASU will not have an effect on the Group’s consolidated financial statements.
3. Investment in Affiliates
On February 24, 2008, the Group entered into a joint venture agreement with SINA to form COHT, which operates a real estate Internet business in China that provides online advertising, information and updates related to the real estate and home furnishing industries in China. The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. Upon COHT’s formation, the Group and SINA held a 34% and 66% interest in COHT, respectively. The Group recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction cost. The Group recorded deferred revenue of $2,400,951, which was recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue was classified as current or non-current depending on when the revenue was expected to be recognized.
This transaction was accounted for using the equity method with the purchase price of COHT allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets
— Advertising rights	2,894,775	10 years
— Customer contract backlog	313,919	6 months

Total	4,908,694

The initial purchase price resulted in negative goodwill of $325,395, which has been reflected above as a reduction in the recorded amount of intangible assets acquired.
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100% (Note 4).
In August 2010, the Group entered into a cooperation agreement with China Real Estate Research Association (“CRERA”) and China Real Estate Association (“CREA”) to form a joint venture, Beijing China Real Estate Research Association Technology Ltd (“CRERAT”), which has the exclusive rights to host exhibition and activities sponsored by CRERA or CREA. The new entity also provides other real estate related research reports and consulting services. CRIC paid $4,669,376 for a 51% equity interest in the joint venture. CRERA and CREA, collectively own the remaining 49%. The Group does not control the board of CRERAT, who has the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. Under the cooperation agreement, the Group has guaranteed profits of up to $18,119,520 to CRERA and CREA over the eight year term of the joint venture. The Group’s maximum exposure to loss as a result of its involvement with the joint venture amounted to $22,788,896, which includes the initial investment in the joint venture and the potential future contingency related to the profit guarantee. The Group believes that the likelihood that it will be required to provide payments under the profit guarantee is remote.
4. Acquisitions of Subsidiaries
In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of the Company’s ordinary shares. The Company acquired COHT in an effort to create substantial synergies between its current operations and COHT’s real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.

The following table summarizes the purchase consideration to acquire COHT:

Amount
$
Fair value of Company’s shares issued *	572,000,004
Replacement of COHT’s share options (Note 10)	14,960,796

Consideration	586,960,800
Fair value of the Company’s investment in COHT held before the business combination **	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).

**
As a result of the Company obtaining control over COHT, the Company’s previously held equity interest was remeasured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Customer contract backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

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

To expand its real estate consulting and real estate advertising services, the Group completed the following two acquisitions in 2008:
In September 2008, the Group acquired a 60% equity interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,759,969
Intangible assets
Customer advertising designing contracts	81,438	3 months
Non-compete agreements	191,424	5 years
Goodwill	666,257
Deferred tax liabilities	(20,360)

Total	2,678,728

The goodwill was allocated to other services segment. Goodwill is not deductible for tax purposes.
In October, 2008, the Group purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Tangible assets acquired	1,217,304
Liabilities assumed	(1,434,594)
Intangible assets—Non-compete agreements	1,420,688	5 years
Goodwill	3,602,892
Deferred tax liabilities	(355,172)

Total	4,451,118

The goodwill was allocated to the real estate information and consulting services segment. Goodwill is not deductible for tax purposes.
5. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31,
	2009	2010
	$	$
Leasehold improvements	4,020,790	5,097,636
Furniture, fixtures and equipment	5,215,145	9,868,278
Motor vehicles	353,492	997,773

Total	9,589,427	15,963,687
Less: Accumulated depreciation	(2,166,844)	(4,786,527)

Property and equipment, net	7,422,583	11,177,160

Depreciation expense was $274,644, $1,246,567 and $2,473,490 for the years ended December 31, 2008, 2009 and 2010, respectively.
6. Intangible Assets, Net
Intangible assets subject to amortization are comprised of the following:

	As of December 31,
	2009	2010
	$	$
License agreements with SINA	80,660,000	80,660,000
Real estate advertising agency agreement with SINA	106,790,000	106,790,000
CRIC database license agreement	8,300,000	8,300,000
Favorable lease term	2,428,110	2,428,110
Customer relationship	5,788,603	7,443,088
Customer contract backlog	110,000	—
Non-compete agreements	1,612,112	2,074,417
Computer software licenses	1,207,744	1,352,461

	206,896,569	209,048,076

Less: Accumulated amortization
License agreements with SINA	(2,016,500)	(10,082,500)
Real estate advertising agency agreement with SINA	(2,617,402)	(13,087,008)
CRIC database license agreement	(244,118)	(1,220,589)
Favorable lease term	(91,054)	(212,460)
Customer relationship	(40,622)	(541,013)
Customer contract backlog	(110,000)	—
Non-compete agreements	(388,634)	(768,887)
Computer software licenses	(249,348)	(513,373)

	(5,757,678)	(26,425,830)

Intangible assets subject to amortization, net	201,138,891	182,622,246

Amortization expense was $165,969, $5,497,553 and $20,778,153 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group expects to record amortization expense of $21,360,550, $21,008,185, $21,297,246, $20,767,186 and $20,514,450 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
7. Goodwill
Changes in the carrying amount of goodwill by segment are as follows:

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
	Services	Services	Services	Total
	$	$	$	$
Balance as of January 1, 2009	3,602,892	—	666,257	4,269,149
Goodwill recognized upon acquisition	747,897	444,885,665	—	445,633,562

Balance as of December 31, 2009	4,350,789	444,885,665	666,257	449,902,711
Goodwill recognized upon acquisition	—	396,736	—	396,736

Balance as of December 31, 2010	4,350,789	445,282,401	666,257	450,299,447

8. Other Income (Expense), net

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Government subsidies	—	2,426,546	2,143,869
Reimbursement income from depository agent	—	86,250	215,441
Gain from sales of properties held for sale	—	52,303	1,063,322
Gain from bargain purchase	—	—	392,524
Foreign exchange gain (loss)	(1,341,165)	159,933	(641,043)

Total other income (expense), net	(1,341,165)	2,725,032	3,174,113

9. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Current Tax
PRC	3,976,671	9,172,473	5,879,728
Other	848,852	2,655	2,316,883

	4,825,523	9,175,128	8,196,611

Deferred Tax
PRC	(104,508)	(2,868,515)	(5,405,114)

Income tax expense	4,721,015	6,306,613	2,791,497

Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.
Hong Kong
The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 16.5%, 16.5% and 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2008, 2009 and 2010, respectively.
PRC
On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.
Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate from 2010 through 2012. Shanghai CRIC received a $4,286,591 tax refund in the second quarter of 2010 related to its 2009 tax payment, which was recognized as a component of income tax benefit during 2010.
In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012.
Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
The aggregate dollar effect	—	1,433,584	8,006,036
Per share effect—basic	—	0.02	0.06
Per share effect—diluted	—	0.02	0.05
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of December 31, 2009 or 2010 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions was immaterial.
The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $15,100 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception through 2010 on both transfer pricing and non-transfer pricing matters.

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2009	2010
	$	$
Deferred tax assets:
Accrued salary expenses	782,048	2,022,840
Bad debt provision	1,576,713	1,204,525
Net operating loss carryforwards	808,325	2,310,837
Others	44,553	629,309

Gross and net deferred tax assets	3,211,639	6,167,511

Analysis as:
Current	3,046,040	4,738,649
Non-current	165,599	1,428,862

Deferred tax liabilities:
Amortization of intangible and other assets	42,031,640	39,969,421

Total deferred tax liabilities	42,031,640	39,969,421

Analysis as:
Current	—	—
Non-current	42,031,640	39,969,421
Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2008	2009	2010
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	3.40%	4.86%	13.52%
Effect of tax preference	(9.04)%	(12.79)%	(12.84)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(1.59)%	(0.53)%	(1.48)%
Tax refund	—	—	(14.80)%
Other	—	(0.73)%	0.24%

	17.77%	15.81%	9.64%

As of December 31, 2010, the Group had net operating loss carryforwards of $9,243,347, which will expire if not used between 2013 and 2015.
Undistributed earnings of the Company’s PRC subsidiaries of approximately $97.4 million at December 31, 2010 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
10. Share-Based Compensation
E-House Holdings’ Share Incentive Plan (“the E-House Plan”)
During the year ended December 31, 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. In October 2010, E-House Holdings authorized 4,013,619 ordinary shares to be added to the award pool on the third anniversary of July 16, 2007, i.e., July 16, 2010, so that the total number of shares reserved for future issuance under the E-House Plan equal 5% of the total number of outstanding shares of E-house Holdings as of July 16, 2010. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares. E-House allocated $1,253,890, $1,068,397 and $641,956 of share-based compensation expense under the E-House Plan to CRIC for the three years presented (Note 1).
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
On July 30, 2009, the Company granted 300,000 restricted shares to an E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares is $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares that remain unvested are recorded as an amount due to related party as of December 31, 2009 and 2010. During 2010, 75,000 restricted shares were vested.
The weighted-average grant-date fair value of the options granted in 2009 was $3.72 per share. For the year ended December 31, 2009 and 2010, the Group recorded compensation expense of $3,732,944 and $6,055,002 for the share options granted to the Group’s employees and recorded dividends to E-House of $1,023,329 and $2,529,353 for the share options granted to E-House’s employees, respectively.
Replacement of the Company’s Option for COHT’s Option (“Options Replacement Program”)
Effective upon the Company’s IPO and in connection with its acquisition of COHT (Replacement Date), the Company exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of the options (“Replaced Options”) that had been previously granted to certain employees of SINA and COHT under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”), with other terms unchanged. The Company capitalized $14,960,796 as part of the cost of acquiring COHT in regard to the Options Replacement Program, which the Company computed as the fair value of the Replaced Options on the Replacement Date multiplied by the ratio of pre-acquisition services to the requisite service period of the Replaced Options, which is the same requisite service period of the Replacement Options. The difference between the fair value of the Replacement Options on the Replacement Date and the amount capitalized as part of the cost of acquiring COHT of $27,720,433 will be recognized over the remaining requisite service period of approximately 3.3 years.
The Company used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%
The Replacement Date fair value of the Replaced Options and Replacement Options was $10.64 and $11.44 per share, respectively. For the year ended December 31, 2009 and 2010, the Company recorded compensation expense of $2,219,581 and $8,679,164 associated with the Replacement Options, respectively.

A summary of option activity under the CRIC Plan during the year ended December 31, 2010 is presented below.

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		$		$
Outstanding, as of January 1, 2010	11,342,000	3.16
Exercised	(752,183)	2.07
Forfeited	(153,788)	3.06
Modified	—
Cancelled	—
Outstanding, as of December 31, 2010	10,436,029	3.24	6.94 years	66,324,196
Vested and expected to vest as of December 31, 2010	10,170,559	3.24	6.94 years	64,706,092
Exercisable as of December 31, 2010	3,176,323	2.82	6.38 years	21,533,694
The total intrinsic value of options exercised was nil, nil and $5,167,543 during the year ended December 31, 2008, 2009 and 2010, respectively
As of December 31, 2010, there was $32,650,256 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 2.06 years.
Restricted Shares:
A summary of restricted shares activity under the CRIC Plan as of December 31, 2010 and changes for the year then ended is presented below:

		Weighted
	No. of	Average
	Restricted	Grant-Date
	Shares	Fair Value
Unvested as of January 1, 2010	300,000	2.59
Granted	—
Vested	(75,000)	2.59
Forfeited	—
Unvested as of December 31, 2010	225,000	2.59
The Company recorded a dividend to E-House of $148,056 and $180,322 for restricted shares granted to the E-House employee for the year ended December 31, 2009 and 2010, respectively.
The total fair value of restricted shares vested was nil, nil and $194,196 during the year ended December 31, 2008, 2009 and 2010, respectively
As of December 31, 2010, there was $392,905 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 2.21 years.
11. Employee Benefit Plans
The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $1,337,295, $2,779,901 and $7,810,794 for the years ended December 31, 2008, 2009 and 2010, respectively, for such benefits.
12. Distribution of Profits
Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of December 31, 2009 and 2010 was $5,960,287 and $10,257,883, respectively.
In addition, the share capital of the Company’s PRC subsidiaries of $43,073,186 and $60,273,186 as of December 31, 2009 and 2010, respectively, was considered restricted due to restrictions on the distribution of share capital.
As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $70,531,069 as of December 31, 2010.
13. Segment Information
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

The Group has four operating segments: 1) real estate information and consulting services, 2) real estate online services, 3) real estate advertising services and 4) promotional events services. The real estate advertising services segment commenced in 2008. The real estate online services segment started as a result of the acquisition of COHT in October 2009. The promotional events service segment started as a result of the acquisition of a promotional events provider in 2010. In 2010, the real estate advertising services segment and promotional events services segment did not meet the significance threshold for separate disclosure and have been combined in the other services segment. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. Corporate expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.
The following table summarizes the selected revenue and expense information for each operating segment for the years ended December 31, 2010, 2009 and 2008:

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
2010	Services	Services	Services	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	87,567,438	66,855,128	19,731,898	—	174,154,464
Cost of revenues	(3,016,516)	(26,361,391)	(11,631,654)	—	(41,009,561)
Selling, general and administrative expenses	(35,270,399)	(54,741,152)	(8,218,179)	(10,859,253)	(109,088,983)

Income (loss) from operations	49,280,523	(14,247,415)	(117,935)	(10,859,253)	24,055,920
Interest income	1,156,337	286,154	109,521	174,568	1,726,580
Other income (loss), net	2,360,398	(22,831)	733,717	102,829	3,174,113

Income (loss) before taxes and equity in affiliates	52,797,258	(13,984,092)	725,303	(10,581,856)	28,956,613
Income tax benefit (expense)	(2,911,786)	455,815	(335,526)	—	(2,791,497)

Income (loss) before equity in affiliates	49,885,472	(13,528,277)	389,777	(10,581,856)	26,165,116
Income from equity in affiliates	(271,300)	(5,085)	—	—	(276,385)

Net income (loss)	49,614,172	(13,533,362)	389,777	(10,581,856)	25,888,731

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
2009	Services	Services	Services	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	68,045,340	13,829,937	13,778,533	—	95,653,810
Cost of revenues	(1,865,697)	(4,930,280)	(6,014,185)	—	(12,810,162)
Selling, general and administrative expenses	(22,723,019)	(11,359,944)	(5,690,497)	(8,275,069)	(48,048,529)
Gain from settlement of pre-existing relationship	2,100,832	—	—	—	2,100,832

Income (loss) from operations	45,557,456	(2,460,287)	2,073,851	(8,275,069)	36,895,951
Interest income	166,521	23,722	27,635	61,201	279,079
Other income, net	2,481,451	5,814	—	237,767	2,725,032

Income (loss) before taxes and equity in affiliates	48,205,428	(2,430,751)	2,101,486	(7,976,101)	39,900,062
Income tax benefit (expense)	(6,710,032)	957,085	(553,666)	—	(6,306,613)

Income (loss) before equity in affiliates	41,495,396	(1,473,666)	1,547,820	(7,976,101)	33,593,449
Income from equity in affiliates	—	22,015,607	—	—	22,015,607

Net income (loss)	41,495,396	20,541,941	1,547,820	(7,976,101)	55,609,056

	Real Estate
	Information
	and Consulting	Other
2008	Services	Services	Non-Allocated	Total
	$	$	$	$
Revenues from external customers	49,116,061	932,469	—	50,048,530
Cost of revenues	(2,855,398)	(41,849)	—	(2,897,247)
Selling, general and administrative expenses	(13,776,504)	(1,865,669)	(4,177,700)	(19,819,873)

Income (loss) from operations	32,484,159	(975,049)	(4,177,700)	27,331,410
Interest income	415,512	3,779	1,226	420,517
Foreign exchange loss	(1,323,858)	—	(17,307)	(1,341,165)

Income (loss) before taxes and equity in affiliates	31,575,813	(971,270)	(4,193,781)	26,410,762
Income tax benefit (expense)	(4,917,503)	196,488	—	(4,721,015)

Income (loss) before equity in affiliates	26,658,310	(774,782)	(4,193,781)	21,689,747
Income from equity in affiliates	—	—	153,700	153,700

Net income (loss)	26,658,310	(774,782)	(4,040,081)	21,843,447

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Major customers
Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Customer A	28,321,400	28,374,431	23,715,171
Customer B	*	10,846,980	*
Customer C	7,788,385	*	*
Customer D	5,144,560	*	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	As of December 31,
	2009	2010
	$	$
Customer B	6,150,942	*
Customer E	4,210,564	12,701,252
Customer F	5,179,182	*
Customer G	3,368,519	*
Customer I	*	7,337,703

*	indicates the accounts receivable from the customer was less than 10% as of the stated year end.

14. Related Party Balances and Transactions
The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under common control of E-House Holdings

E-House China Real Estate Investment Fund I, L.P. (“the Fund”)	Partially owned by Mr. Xin Zhou, co-chairman of CRIC and executive chairman of E-House

SINA	Mr. Charles Chao, co-chairman of CRIC and director and chief executive officer of SINA (related party since October 16, 2009)
These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the year ended December 31, 2008, E-House waived net receivables from the Group of $2,591,770, which the Group recorded as a capital contribution. During the years ended December 31, 2009 and 2010, the Group waived net receivables from E-House and its consolidated subsidiaries of $997,000 and $60,044, respectively, and recorded such amounts as distributions to E-House in equity.
During the years ended December 31, 2008 and 2009, E-House loaned $8,400,000 and $2,499,977, respectively, to fund capital injections into CRIC’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.
During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	3,516,284	2,477,446	—
Corporate service provided by E-House under onshore/offshore transitional service agreement (Note 1)	—	583,650	1,522,497
Online advertising agency fee paid to SINA	—	852,153	2,545,106

Revenues:
Information and consulting services provided to E-House	—	6,338,045	16,157,318
Online advertising services provided to E-House	—	—	50,457
Advertising and promotional events services provided to E-House	169,928	2,378,823	1,828,127
Other services provided to SINA	—	—	1,824,458

Related party revenues — subtotal*	169,928	8,716,868	19,860,360

*	related party revenues include sales related taxes of $9,346, $447,738 and $1,014,909 for the years ended December 31, 2008, 2009 and 2010, respectively.
The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.
In connection with the Company’s acquisition of SINA’s interest in COHT, COHT and SINA have entered into a new advertising agency agreement, which took effect upon the closing of the transaction. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the real estate and home furnishing channels, it pays SINA a fee for the revenues generated from these sales.
Amounts due from related parties was $2,460,572 as of December 31, 2009, which includes $1,025,157 due from the Fund, representing a deposit payment made on behalf of the Fund, and $1,435,415 due from E-House for real estate information and consulting services and advertising services. Amounts due from related parties was $5,079,850 as of December 31, 2010, which represents amounts due from E-House for real estate information and consulting services, online services and other services provided.

As of December 31, 2009 and 2010, amounts due to related parties were comprised of the following:

	As of December 31,
	2009	2010
	$	$
E-House	147,962	25,294
SINA	6,102,606	1,971,920
E-House management	1,050,000	787,500

Total	7,300,568	2,784,714

The amount due to E-House as of December 31, 2009 and 2010 reflects the expenses paid on behalf of CRIC by E-House. The balance is interest free and payable on demand. The amount due to SINA as of December 31, 2009 and 2010 represents online advertising agency fees payable to SINA. The amount due to E-House management represents consideration paid by management for unvested restricted shares.
The rollforward of the intercompany receivable balance with E-House for the years ended December 31, 2009 and 2010 is as follows:

	Years Ended December 31,
	2009	2010
	$	$

Balance at January 1	—	1,435,415
Collection of loans granted to E-House	—	—
Loans received from E-House	(2,499,977)	—
Corporate expenses allocated from E-House	(2,477,446)	—
Group revenues, net of expenses, collected by E-House	3,474,446	—
Related party balance waivers	1,502,977	60,044
Services provided to E-House	8,716,868	18,035,902
Consulting services fee collected by E-House on behalf of CRIC	1,148,711	—
Transitional services fee charged from E-House	(583,650)	(1,522,497)
Payments received for services	(7,846,514)	(12,929,014)

Balance at December 31	1,435,415	5,079,850

15. Commitments and contingencies
a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $833,976, $3,289,241 and $6,098,060 for the years ended December 31, 2008, 2009 and 2010, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Year Ending December 31	$
2011	4,689,150
2012	2,626,216
2013	1,579,594
2014	195,593
2015	105,118

Total	9,195,671

b) Baidu’s web channels commitments
In August 2010, the Group entered into a cooperation agreement with a four-year term with Baidu for the exclusive rights to build and operate Baidu’s web channels related to real estate and home furnishing.
Future minimum payments under the non-cancelable agreements at December 31, 2010 were as follows:

Year Ending December 31	$
2011	7,549,800
2012	7,549,800
2013	7,549,800

Total	22,649,400

c) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations.
16. Subsequent Events
In March 2011, the Group acquired Firmway Holdings Limited (“Firmway”), which holds a 20-year lease for a building in Shanghai, which the Group intends to use as its corporate offices upon construction completion. The Group acquired Firmway for $12 million from the Fund.
In March 2011, the Company granted 2,782,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $7.02 per share pursuant to CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years. The Company expects to recognize $11.0 million in compensation expense ratably over the vesting period.
In March 2011, the Company was authorized, but not obligated, by its board of directors to repurchase up to $50 million of the Company’s ADSs within one year.